Registration No. 333-239752

811-08904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 1	☐
Post-Effective Amendment No. [●]	☐

and

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 212	☒

NYLIAC VARIABLE ANNUITY

SEPARATE ACCOUNT-III

(Exact Name of Registrant)

NEW YORK LIFE INSURANCE AND

ANNUITY CORPORATION

(Name of Depositor)

51 Madison Avenue,

New York, New York 10010

(Address of Depositor’s Principal Executive Office)

Depositor’s Telephone Number: (212) 576-7000

Laura Bramson, Esq. New York Life Insurance and Annuity Corporation 51 Madison Avenue New York, New York 10010 (Name and Address of Agent for Service)

Copy to:

Chip Lunde, Esq. Carlton Fields 1025 Thomas Jefferson Street, NW Suite 400 East Washington, DC 20007-5208	Thomas F. English Senior Vice President, Deputy General Counsel and Chief Insurance Counsel New York Life Insurance Company 51 Madison Avenue New York, New York 10010

Approximate Date of Proposed Public Offering: Continuous

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

☐ immediately upon filing pursuant to paragraph (b) of Rule 485.

☐ on (date) pursuant to paragraph (b) of Rule 485.

☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485.

☐ on (date) pursuant to paragraph (a) (1) of Rule 485.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effectiveness date for a previously filed post-effective amendment.

Title of Securities Being Registered:	Units of interest in a separate account under variable annuity contracts.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement containing this prospectus filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports of the funds described herein will no longer be sent by mail, unless you specifically request paper copies of the reports from NYLIAC. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. You can inform NYLIAC that you wish to receive paper copies of your shareholder reports by contacting NYLIAC as described in the “Contacting NYLIAC” section of this prospectus. Your election to receive reports in paper will apply to all funds described herein.

PROSPECTUS Dated November    , 2020

for

New York Life IndexFlex Variable Annuity

New York Life IndexFlex Variable Annuity – FP Series

From

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

(a Delaware Corporation)

51 Madison Avenue, New York, New York 10010

Investing in

NYLIAC Variable Annuity Separate Account-III

This Prospectus describes the individual modified single premium New York Life IndexFlex Variable Annuity and the New York Life IndexFlex Variable Annuity – FP Series policies. Each is a variable deferred annuity policy with variable, fixed index-linked and fixed investment options, issued by New York Life Insurance and Annuity Corporation (NYLIAC). The New York Life IndexFlex Variable Annuity is sold by registered representatives of NYLIFE Securities LLC. The New York Life IndexFlex Variable Annuity- FP Series is sold by registered representatives of third- party broker-dealers that have selling agreements with NYLIFE Distributors LLC. The policies are substantially similar, but have some differences, which are noted in this prospectus. Capitalized terms are defined in the Definitions section of this prospectus.

We designed the policies to assist individuals with their long-term retirement planning or other long-term needs. You can use these policies with retirement plans that do or do not qualify for special federal income tax treatment. The policies offer access to your money through partial withdrawals. Some withdrawals, including full surrenders, may be subject to a surrender charge, federal and state income taxes, and/or a 10% federal penalty tax if withdrawn before age 59 1/2. The policies also offer a choice of when Income Payments begin and a guaranteed death benefit if the Owner dies before Income Payments have begun. The policies offer no additional tax benefit when used with plans that qualify for special federal income tax treatment.

Your premium payment(s) accumulate on a tax-deferred basis. This means your earnings are not taxed until you take money out of your policy, which can be done in several ways. You can split your premium payments among the Investment Divisions, Index-linked Strategies, and a Fixed Account.

The policies involve risks, including potential loss of principal invested in the Investment Divisions. The policies are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the FDIC, the Federal Reserve Board, or any other agency.

The following Investment Divisions are available under the policies:

•	MainStay VP Income Builder — Service Class
•	MainStay VP Janus Henderson Balanced — Service Class
•	MainStay VP MacKay S&P 500® Index — Service Class
•	American Funds IS Asset Allocation Fund — Class 4
•	BlackRock® Global Allocation V.I. Fund — Class III
•	Fidelity® VIP Bond Index Portfolio — Service Class 2
•	Fidelity® VIP FundsManager® 60% Portfolio — Service Class 2
•	Fidelity® VIP International Index Portfolio — Service Class 2
•	Legg Mason/QS Conservative Model Portfolio — Class II
•	Legg Mason/QS Moderately Conservative Model Portfolio — Class II
•	Legg Mason/QS Moderate Model Portfolio — Class II
•	Legg Mason/QS Moderately Aggressive Model Portfolio — Class II
•	Legg Mason/QS Aggressive Model Portfolio — Class II

We do not guarantee the investment performance of the Investment Divisions. Depending on current market conditions, you can make or lose money in any of the Investment Divisions. You bear the entire investment risk for amounts you allocate to those portfolios.

If you allocate your premium payment to an Index-linked Strategy, you receive annual returns based on the performance of an index over the course of a one-year period. The currently available indexes are the Standard and Poor’s 500® Index (Price Return Index) and the Russell 2000® Index (Price Return Index). The indexes do not reflect dividends paid by the companies whose stocks make up the indexes.

Unlike the Investment Divisions, the Index-linked Strategies do not involve an indirect investment by you in any underlying fund, and do not participate directly in the equity market. Please note: We reserve the right to change or discontinue an Index, or stop offering an Index or Interest Crediting Method, and to substitute a comparable index or interest crediting method for any reason, subject to state regulatory approval. We will notify you before any such substitution.

The policy also offers a Fixed Account, which credits interest at a rate that NYLIAC determines. For certain California policies, your premium payment may be allocated to the Fixed Account during the Free Look period, as described in “THE POLICIES—Your Right to Cancel (“Free Look”)—California Free Look Requirements for Purchasers Age 60 and Over” section of the prospectus.

The obligations under the policies, including those arising from investments in the Index-linked Strategies, are obligations of NYLIAC, and are subject to the financial strength and claims-paying ability of NYLIAC.

You should read this Prospectus carefully before investing and keep it for future reference. This Prospectus is not valid unless it is accompanied by the current prospectuses for the Eligible Portfolios of the Funds in which the Investment Divisions invest (the “Funds” and each individually, a “Fund”). Please contact us at (800) 598-2019, or contact your registered representative, if you have not received the accompanying underlying fund prospectuses.

To learn more about the policies, you can obtain a copy of the Statement of Additional Information (SAI) dated November xx, 2020. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this Prospectus. The table of contents for the SAI appears at the end of this Prospectus. For a free copy of the SAI, call us at (800) 598-2019 if you have a New York Life IndexFlex Variable Annuity policy, or (800) 762-6212 if you have a New York Life IndexFlex Variable Annuity – FP Series policy, or write to us at the address noted above. The SEC maintains a website (http://www.sec.gov) that contains the SAI and other information that is filed electronically with the SEC.

The SEC has not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The policies involve risks, including potential loss of principal invested in the Investment Divisions. The policies are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the FDIC, the Federal Reserve Board, or any other agency.

This Prospectus is not considered an offering in any state where the sale of the policy cannot lawfully be made. We do not authorize any information or representations regarding the offering other than as described in this Prospectus or in any accompanying supplement to this Prospectus or in any authorized supplemental sales material.

DEFINITIONS

Accumulation Unit—An accounting unit we use to calculate the Variable Accumulation Value prior to the Annuity Commencement Date. Each Investment Division of the Separate Account has a distinct variable Accumulation Unit value.

Accumulation Value—The sum of the Variable Accumulation Value, the Index-linked Account Accumulation Value and the Fixed Account Accumulation Value of a policy.

Allocation Options —The Investment Divisions, the Index-linked Strategies and the Fixed Account.

Annuitant—The person or persons named on the Policy Data Page and whose life or lives determine the Income Payments.

Annuity Commencement Date—The date on which we are to make the first Income Payment under the policy.

Beneficiary—The person or entity having the right to receive the death benefit proceeds set forth in the policy and who is the “designated beneficiary” for purposes of Section 72 of the Code (as defined below).

Business Day—Generally, any day on which the New York Stock Exchange (NYSE) is open for trading. Our Business Day ends at 4:00 p.m. Eastern Time or the close of regular trading of the NYSE, if earlier.

Cap Rate—The percentage used to calculate the maximum Index-linked Credit that can be applied to a Segment that uses the Cap Rate Interest Crediting Method. The Cap Rates for the Initial Term Index-linked Strategies are in your policy’s Data Pages. We set Cap Rates for Recurring Term Index-linked Strategies periodically.

Cap Rate Method—An Interest Crediting Method that applies an Index-linked Credit equal to the Index Performance, if the Index Performance is positive, not to exceed the Cap Rate. If the Index Performance is zero or negative, no Index-linked Credit is applied.

Code—The Internal Revenue Code of 1986, as amended.

Consideration—A premium payment, or a portion thereof and, if allowable, a transfer amount from an Investment Division.

Eligible Designated Beneficiary—Eligible Designated Beneficiaries include spouses, minor children (until they reach the age of majority), someone who is disabled or chronically ill (including certain trusts for the disabled or chronically ill), or an individual not more than 10 years younger than the original IRA owner or plan participant.

Eligible Portfolios (Portfolios)—The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

Fixed Account—An account that is credited with a fixed interest rate which NYLIAC declares and is not part of the Separate Account. The Fixed Account is supported by assets in NYLIAC’s general account, which are subject to the claims of our general creditors.

Fixed Account Accumulation Value—The sum of premium payments and, if allowable, transfers allocated to the Fixed Account, plus interest credited on those premium payments and, if allowable, transfers, less any transfers and partial withdrawals from the Fixed Account, and less any surrender charges assessed on and deducted from the Fixed Account. The cash surrender value of the Fixed Account will never be less than the Fixed Account portion of the Nonforfeiture Value.

Flat Rate—The percentage used to calculate the Index-linked Credit applied to a Segment that uses the Flat Rate Method. Flat Rates for the Initial Term Index-linked Strategies are set forth in your policy’s Data Pages. We set Flat Rates for Recurring Term Index-linked Strategies periodically.

Flat Rate Method—An Interest Crediting Method that applies an Index-linked Credit equal to the Flat Rate if the Index Performance is equal to or greater than zero. If Index Performance is negative, no Index-linked Credit is applied.

Good Order—We consider a transaction to be in “Good Order” if it complies with our administrative procedures and all relevant laws and regulations, and the required information is complete and correct. We may delay or reject a request if it is not in Good Order. Good Order means the actual receipt by us of instructions relating to the requested transaction in writing (or, if permitted, by telephone or electronically), along with all forms and other information or documentation necessary to complete the request. We may, in our sole discretion, determine whether any particular request is in Good Order. If you have any questions, you should contact us or your registered representative before submitting a form or request.

Income Payments—Periodic payments NYLIAC makes after the Annuity Commencement Date.

Index (Indices)—The securities index (indices) the performance of which is used in determining the Index-linked Credit on the Segment Maturity Date. For each allocation to the Index-linked Account, you choose an Index and an Interest Crediting Method.

Index-linked Account—An account offering investments in one or more Index-linked Strategies. The Index-linked Account is not part of the Separate Account. The Index-linked Account is supported by assets in NYLIAC’s general account, which are subject to the claims of our general creditors.

Index-linked Account Accumulation Value—The sum of the Premium Payment and transfers allocated to the Index-linked Account, plus interest credited on those amounts, less any transfers and partial withdrawals from the Index-linked Account, and less any surrender charges assessed on and deducted from the Index-linked Account.

Index-linked Credit—The amount we may credit to a Segment in the Index-linked Account, as a percentage of the Segment Value on the Segment Maturity Date. The Index-linked Credit is determined by the Interest Crediting Method and Index you choose.

Index-linked Strategy(ies)—The Allocation Options in the Index-linked Account, consisting of Initial Term Strategies and Recurring Term Strategies.

Index Performance—The percentage change in the Index Value measured from the Segment Start Date to any day, including the Segment Maturity Date. Index Performance can be positive, zero or negative.

Index Value—On each Business Day, Index Value is the published closing value of an Index on that Business Day. The Index Value on any day that is not a Business Day is the value as of the next Business Day. The Index Value does not include dividends paid by the companies issuing the stocks comprising the Index.

Initial Term Strategies—Index-linked Account Allocation Options, available only when you purchase your policy, made up of a series of Segments with the same Interest Crediting Method, Index, and Cap Rate or Flat Rate. The number of Segments in an Initial Term Strategy is the same as the number of years in the Surrender Charge Period.

Interest Crediting Method—The method for determining the amount of interest, if any, that will be used to calculate the Index-linked Credit. Currently we offer two methods, the Cap Rate Method and the Flat Rate Method. We may offer other Interest Crediting Methods or stop offering currently available Interest Crediting Methods for new Segments in the future.

Investment Division—The variable investment options available under the policy. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

Life Income - Guaranteed Period Payment Option—The Income Payment option available under this policy. Monthly payments made under this option are made over the life of the Annuitant(s) with a guarantee of 10 years of payments.

New York Life Annuities Service Center—The New York Life Annuities Service Center provides service for New York Life IndexFlex Variable Annuity – FP Series policies. You may contact us toll-free by calling (800) 762-6212, or by sending correspondence to one of the addresses listed in the “Contacting NYLIAC” section of this prospectus.

Non-Qualified Policies—Policies that are not available for use by individuals in connection with employee retirement plans intended to qualify for special federal income tax treatment under Sections 408, and 408A of the Code. Non-Qualified Policies include policies issued for other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.

Nonforfeiture Rate—The rate used to calculate the Fixed Account and Index-linked Account Nonforfeiture Values. as shown on the Policy Data Page.

Nonforfeiture Value—The total Nonforfeiture value is equal to the sum of the Nonforfeiture Value of the Fixed Account and the Index-linked Account (“Non-Variable Accounts”). For each Non-Variable Account, the Nonforfeiture Value is equal to 87.50% of the Consideration(s) allocated to that Account , accumulated at the Nonforfeiture Rate since the Payment Date or transfer date, minus any amounts withdrawn or transferred from that Account and adjusted for transfers to or from another Non-Variable Account on the date of withdrawal or transfer, accumulating at the Nonforfeiture Rate since the date of withdrawal or transfer. This definition is different for policies issued in New York. For more information, see Appendix 2.

NYLIAC, we, our or us—New York Life Insurance and Annuity Corporation. All written service requests must be sent to the NYLIAC Variable Products Service Center (“VPSC”) at one of the addresses listed in the “Contacting NYLIAC” section of the Prospectus.

Owner (you, your)—The individual(s) or entity(ies) designated as the Owner in the policy, or as subsequently changed after issue, who is entitled to exercise all rights under the policy.

Payee—The individual designated to receive Income Payments under the policy.

Policy Anniversary—An anniversary of the Policy Date shown on the Policy Data Page.

Policy Data Page—Page 2 of the policy which contains the policy specifications.

Policy Date—The date from which we measure Policy Years, quarters, months, and Policy Anniversaries. It is shown on the Policy Data Page.

Policy Year—A year starting on the Policy Date. Subsequent Policy Years begin on each Policy Anniversary, unless otherwise indicated.

Qualified Policies—Policies for use by individuals under employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 403(b), 408, and 408A of the Code. Qualified Policies do not include policies issued for any other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.

Return of Premium Death Benefit—The standard death benefit payable under this policy, equal to the premium payment(s) reduced by any Return of Premium Death Benefit Proportional Withdrawals.

Return of Premium Death Benefit Proportional Withdrawal—An amount equal to the amount withdrawn from this Policy (including any amount withdrawn that may include surrender charges), divided by this Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Return of Premium Death Benefit immediately preceding the withdrawal.

Recurring Term Strategies—Index-linked Account Allocation Options each consisting of one Segment, with an Interest Crediting Method and Index that you choose, and the Cap Rate or Flat Rate in effect as of the Segment Start Date.

Segment—The unit of investment for the Index-linked Account, each lasting for a one-year period during which Index Performance is measured. Your Accumulation in the Index-linked Account consists of Segments.

Segment Maturity Date—The last day of a Segment.

Segment Start Date—The first day of a Segment.

Segment Value—For each Segment the Segment Value on the Segment Start Date is the amount in the Segment on the Segment Start Date. On any other date, the Segment Value is equal to the Segment Value as of the previous day reduced by any subsequent withdrawal, any surrender charge, and increased on the Segment Maturity Date by the amount of an Index-linked Credit, if any. If a Segment Start Date or Segment Maturity Date is not a Business Day, the Segment value is determined on the next Business Day.

Separate Account—NYLIAC Variable Annuity Separate Account-III, a segregated asset account we established to receive and invest premium payments paid under the policies. The Separate Account’s Investment Divisions, in turn, purchase shares of Eligible Portfolios.

Surrender Charge Period—The period during which a partial withdrawal or surrender from the Policy could be subject to a surrender charge.

Suitability Standards—The criteria used to evaluate whether a recommended transaction, relating to your policy, is suitable and/or in the best interests of the policyowner.

Variable Accumulation Value—The sum of the current Accumulation Unit value(s) for each of the Investment Divisions multiplied by the number of Accumulation Units held in the respective Investment Division.

VPSC—The Variable Products Service Center provides service for New York Life IndexFlex Variable Annuity policies. You may contact the VPSC toll-free by calling 1-800-598-2019, or by sending correspondence to one of the addresses listed in the “Contacting NYLIAC” section of this prospectus.

.

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Accumulation Value between investment options. State premium taxes may also be deducted.

Policyowner Transaction Expenses

Current and Guaranteed Maximum Surrender Charge as a percentage of the amount withdrawn[1]	If you elect a 5 Year Surrender Period: 8%[1] If you elect a 6 Year Surrender Period: 8%[2] If you elect a 7 Year Surrender Period: 8%[3]
Transfer Fee (applicable to transfers between Investment Divisions)	Maximum charge: $30
Current charge: $0[4]
Premium payment returned for insufficient funds	$20

[1]

In Policy Years 3 and beyond, the percentage applied to calculate the maximum Surrender Charge is reduced as follows: 7% during Policy Year 3; 6% during Policy Year 4; 5% during Policy Year 5; and 0% thereafter.

[2]

In Policy Years 3 and beyond, the percentage applied to calculate the maximum Surrender Charge is reduced as follows: 7% during Policy Year 3; 6% during Policy Year 4, 5% during Policy Year 5, 4% during Policy Year 6, and 0% thereafter.

[3]

In Policy Years 3 and beyond, the percentage applied to calculate the maximum Surrender Charge is reduced as follows: 7% During Policy Year 3; 6% during Policy Year 4; 5% during Policy Year 5; 4% during Policy Year 6; 3% during Policy Year 7; and 0% thereafter.

[4]

Currently, we do not charge for transfers under the policy. However, we reserve the right to charge for transfers in excess of 12 in a Policy Year. We will charge no more than $30 for each transfer at the time each transfer is processed. See “Charges and Deductions—Other Charges— Transfer Fees”.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

Periodic Charges Other Than Fund Company Charges

Current and Guaranteed Maximum Mortality and Expense Risk and Administrative Costs Charge (calculated as an annualized percentage of daily average Variable Accumulation Value)	If you elect the 5 Year Surrender Period: 1.30% If you elect the 6 Year Surrender Period: 1.25% If you elect the 7 Year Surrender Period: 1.20%

The next table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own the policy (before any fee waiver or expense reimbursement). The expenses are expressed as a percentage of average net assets of the portfolios and may be higher or lower in the future. More detail concerning each portfolio company’s fees and expenses is contained in the prospectus for each portfolio company.

Total Annual Portfolio Company Operating Expenses(#)

	Minimum	Maximum
Expenses that are deducted from the Eligible Portfolio assets, including management fees, 12b-1 fees, administration fees and other expenses as of December 31, 2019.	0.37%	1.03%

(#)

Shown as a percentage of average net assets for the fiscal year ended December 31, 2019. The Fund or its agents provided the fees and charges that are based on 2019 expenses, unless otherwise indicated. For Funds that are not affiliated with NYLIAC, we have not verified the accuracy of the information provided by the Fund or its agents.

Maximum Charges Example

The table below will help you understand the various costs and expenses that you will bear directly and indirectly for investments in the Separate Account. (The table does not reflect any expenses you may bear indirectly through an investment in the Index-linked Account or the Fixed Account.) The table reflects the maximum charges and expenses of the policy (i.e. policyowner transaction expenses, separate account annual expenses, and portfolio company fees and expenses). Your actual costs may be higher or lower. For more information on the charges reflected in these tables, see “CHARGES AND DEDUCTIONS” and the Fund prospectuses that accompany this Prospectus. NYLIAC may, where premium taxes are imposed by state law, deduct the premium taxes upon surrender of the policy or on the Annuity Commencement Date.

You would pay the following expenses on a $10,000 allocation, assuming 5% annual returns:

Five Year Surrender Charge Period

Expenses if you annuitize your policy				Expenses if you surrender your policy				Expenses if you do not surrender your policy
1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr

$1,043.45	$947.04	$1,608.81	$3,376.60	$1,043.69	$1,613.69	$2,103.28	$3,376.60	$309.75	$947.04	$1,608.81	$3,376.60

Six Year Surrender Charge Period

Expenses if you annuitize your policy				Expenses if you surrender your policy				Expenses if you do not surrender your policy
1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr

$1,038.58	$931.48	$1,583.20	$3,327.34	$1,038.58	$1,599.15	$2,078.95	$3,327.34	$304.50	$931.48	$1,583.20	$3,327.34

Seven Year Surrender Charge Period

Expenses if you annuitize your policy				Expenses if you surrender your policy				Expenses if you do not surrender your policy
1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr

$1,033.70	$915.89	$1,557.54	$3,277.83	$1,033.70	$1,584.60	$2,054.56	$3,277.83	$299.25	$915.89	$1,557.54	$3,277.83

FINANCIAL STATEMENTS

The statutory statements of financial position of NYLIAC as of December 31, 2019 and 2018, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2019 (including the report of the independent registered public accounting firm) and the Separate Account’s statement of assets and liabilities as of December 31, 2019, and the statements of operations and of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm), will be filed by amendment. The independent registered public accounting firm is PricewaterhouseCoopers LLP.

CONDENSED FINANCIAL INFORMATION

For policies with a 5-year Surrender Charge Period (1.30% M&E Charge) or a 6-year Surrender Charge Period (1.25% M&E Charge):

These policies are first being offered as of the date of this Prospectus. NYLIAC Variable Annuity Separate Account—III does not offer any other variable annuity policies with the same M&E Charges. Therefore, no condensed financial information is available for these policies.

For policies with a 7-year Surrender Charge Period (1.20% M&E Charge):

The Accumulation Unit values and the number of Accumulation Units outstanding for certain Investment Divisions for each fiscal year ended December 31 presented below are derived from the financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The policies are first being offered as of the date of this Prospectus. The information below includes information relating to other variable annuity policies that we offer that are not described in this Prospectus but have an M&E Charge of 1.20%, and certain common Investment Divisions, and were first offered on May 1, 2015. Therefore, values and units shown for 2015 are for the period from May 1, 2015 to December 31, 2015. You should read this information in conjunction with the Separate Account’s audited financial statements and related notes that are included in the Statement of Additional Information.

	Accumulation unit value
	Beginning of period	End of period	Number of accumulation units
(Accumulation unit value in dollars and number of accumulation units in thousands)

MainStay VP Income Builder – Service Class
2019	10.75	12.51	2,148
2018	11.51	10.75	1,472
2017	10.11	11.51	951
2016	9.27	10.11	487
2015	10.00	9.27	117
MainStay VP Janus Henderson Balanced – Service Class
2019	12.02	14.56	3,554
2018	12.14	12.02	2,105
2017	10.18	12.14	997
2016	9.72	10.18	526
2015	10.00	9.72	160
MainStay VP MacKay S&P 500®Index – Service Class
2019	12.17	15.74	4,459
2018	12.93	12.17	2,762
2017	10.73	12.93	1,507
2016	9.72	10.73	662
2015	10.00	9.72	177
American Funds IS Asset Allocation Fund – Class 4
2019	9.51	11.36	1,123
2018	10.00	9.51	319
BlackRock® Global Allocation V.I. Fund – Class III
2019	10.48	12.19	1,334
2018	11.47	10.48	1,148
2017	9.85	11.47	736
2016	9.35	9.85	359
2015	10.00	9.35	97
Fidelity® VIP FundsManager® 60% Portfolio – Service Class
2019	10.00	10.78	90
Fidelity® VIP International Index Portfolio – Service Class 2
2019	10.00	10.68	29

SUMMARY

What are the New York Life IndexFlex Variable Annuity and New York Life IndexFlex Variable Annuity – FP Series policies?

This summary provides a brief overview of the policies. More detail is provided later in this prospectus. You should read the whole prospectus, which describes all material features and benefits of the policies. The prospectus has information you should know before you decide to purchase a policy. Some features and benefits may vary depending on which policy you purchase and the state in which your policy is issued.

The New York Life IndexFlex Variable Annuity and the New York Life IndexFlex Variable Annuity- FP Series are modified single premium deferred annuity policies with variable, fixed index-linked and fixed investment options. The policies provide for the accumulation of retirement or other long-term savings on a tax-deferred basis. They also offer lifetime income payments.

Premium Payment. The minimum premium payment is $10,000. The maximum premium payment we accept without prior approval is $3,000,000 for a New York Life IndexFlex Variable Annuity policy, or $1,000,000 for a New York Life IndexFlex Variable Annuity – FP Series policy.

Choosing a Surrender Charge Period. When you purchase a policy, you choose the length of the period during which a surrender charge could be assessed for a partial withdrawal from or surrender of the policy. The choices are 5, 6, or 7 years. The Surrender Charge Period will affect the Mortality and Expense Risk and Administrative charges (“M&E Charges”) for any amounts you allocate to the Investment Divisions, as well as the number of years a Cap Rate or Flat Rate is guaranteed in an Initial Term Strategy in the Index-linked Account. When choosing a Surrender Charge Period, you should consider how you intend to use the policy, including whether you intend to invest in the Initial Term Strategies, how the Cap Rates and Flat Rates vary depending on the length of the Initial Term Strategies, how much you invest in the Initial Term Strategies relative to the Investment Divisions, the length of your investment horizon, and your possible need to make withdrawals that exceed the surrender charge free amount during the Surrender Charge Period. These and other factors will affect your potential policy performance and the fees you pay. Your registered representative can help you determine which Surrender Charge Period is appropriate for you.

Allocating Your Premium. When you purchase a policy, you tell us how to allocate your premium. You can allocate premium among the Investment Divisions, Initial Term Strategies, and/or the Fixed Account. For certain California policies, your premium payment may be allocated to the Fixed Account during the Free Look period, as described in “THE POLICIES—Your Right to Cancel (“Free Look”)—California Free Look Requirements for Purchasers Age 60 and Over” section of the prospectus.

The Investment Divisions of the Separate Account. Any money you allocate to an Investment Division will fluctuate in value based on the performance of the Investment Division(s) you select.

Index-linked Account Strategies: When you purchase a policy, you can allocate all or a portion of your premium to up to four Initial Term Strategies. Each Initial Term Strategy is made up of a series of Segments with the same Interest Crediting Method, Index, and Cap Rate or Flat Rate. The duration of an Initial Term Strategy equals the Surrender Charge Period you chose for your policy. Each Initial Term Strategy that you choose must have a different Index or Interest Crediting Method. The Cap Rates and Flat Rates for the Initial Term Strategies are in the Policy Data Pages.

Beginning the day after the Policy Issue Date, Recurring Term Strategies are available for transfer from the Investment Divisions, the Fixed Account, or from another Index-linked Account Strategy on its Segment Maturity Date. Each Recurring Term Strategy consists of one Segment with an Interest Crediting Method and Index, at the Cap Rate or Flat Rate in effect for Recurring Term Strategies at the time of transfer. Contact us (see “Contacting NYLIAC”) or your registered representative for information about current Cap Rates and Flat Rates for the Recurring Term Strategies. During the Surrender Charge Period, the Cap Rates and the Flat Rates for the Recurring Term Strategies will never exceed the rates on the Policy Data Page for the Initial Term Strategies with the same Interest Crediting Method and Index.

The currently available Interest Crediting Methods are the Cap Rate method and the Flat Rate Method. The currently available Indexes are the S&P 500® Index (Price Return Index) and the Russell 2000® Index (Price Return Index). The Indexes do not reflect dividends paid by the companies that make up the Indexes.

As of the Segment Maturity Date, each Segment is eligible for an Index-linked Credit based on Index Performance from the Segment Start Date to the Segment Maturity Date. With the Cap Rate Method, the Index-linked Credit will use the Index Performance, as long as that Index Performance does not exceed the Cap Rate. If Index Performance exceeds the Cap Rate, the Index-linked Credit will use the Cap Rate. With the Flat Rate Interest Crediting Method, the Index-linked Credit will use the Flat Rate, if the Index Performance is zero or positive. With either Interest Crediting Method, if Index Performance is negative, the Index-linked Credit will be zero. The Index-linked Credit will be calculated as a percentage of Segment Value on the Segment Maturity Date and applied on the Segment Maturity Date. The Index-linked Credit will never be negative. See “THE INDEX-LINKED ACCOUNT – Interest Crediting Methods” for specific examples of how interest crediting works.

Fixed Account. Amounts you allocate to the Fixed Account will be credited with interest at an annual effective rate of at least the minimum guaranteed interest rate stated on the Policy Data Page of your policy.

Transfers. You can transfer among Investment Divisions at any time, subject to certain restrictions involving frequent transfers. You can transfer from an Investment Division to the Fixed Account at any time, unless you have transferred from the Fixed Account to an Investment Division or the Index-linked Account within the previous six months.

You can transfer from the Investment Divisions and the Fixed Account to a Recurring Term Strategy up to two times during a Policy Year, as long as a transfer would not create more than twenty active Segments in the Index-linked Account at one time. Multiple transfers on the same Business Day are counted as one transfer. You can transfer from an Initial Term Strategy or a Recurring Term Strategy to an Investment Division or the Fixed Account only as of a Segment Maturity Date. We reserve the right to limit the amount of transfers out of the Index-linked Account (see “THE POLICIES – Transfers” for more information.) You can also make transfers within the Index-linked Account, from any Initial Term Strategy or Recurring Term Strategy to a new Recurring Term Strategy, as of the Segment Maturity Date.

Withdrawals and Surrenders. If you want to withdraw money from your policy or surrender it, depending on how long you have owned the policy you may pay a surrender charge for withdrawals that exceed the surrender charge free amount. The surrender charge free amount is the greater of (i) 10% of the Accumulation Value as of the last Policy Anniversary (10% of the premium payment if the withdrawal is made in the first Policy Year) less any prior surrender charge free withdrawals during the Policy Year; or (ii) 10% of the Accumulation Value at the time of withdrawal, less any prior surrender charge free withdrawals during the Policy Year.

Fees and Charges. You may pay certain fees and charges while you own the Policy. Mortality and Expense Risk and Administrative Charges will be deducted from your Variable Accumulation Value. We impose a surrender charge on certain partial withdrawals and surrenders of the policies. The charge is assessed as a percentage of the amount withdrawn or surrendered during the first five, six or seven Policy Years, depending on the Surrender Charge Period elected, and deducted from your Accumulation Value. The amount of the fees and charges depend on how your Accumulation Value is allocated. See the “FEES AND EXPENSES” section of this Prospectus.

Policy Cancellation. You can cancel the policy within 10 days of delivery, or such longer period as required under state law. See “The POLICIES – Your Right to Cancel (“Free Look”)” for more information. A special option is available for California purchasers age 60 or older. See “THE POLICIES—Your Right to Cancel (“Free Look”)—California Free Look Requirements for Purchasers Age 60 and Over” for more information.

Death Benefit. The policy has a Return of Premium Death Benefit. If you die before the Annuity Commencement Date, we will pay the Beneficiary(ies) an amount equal to the greater of (i) the Accumulation Value or (ii) your premium payment, reduced by any Return of Premium Death Benefit Proportional Withdrawals. If the Beneficiary is the Owner’s spouse (as defined under federal law), he or she may elect to continue the policy as the new Owner. For more information, see “DISTRIBUTIONS UNDER THE POLICY - Death Before Annuity Commencement” and “FEDERAL TAX MATTERS”.

Contacting NYLIAC

Where do I send written service requests?

Certain service requests, including but not limited to death benefit claims and surrenders, are required to be in writing.

Where you send your request depends on which policy you purchased. Use the addresses below:

	New York Life IndexFlex Variable Annuity		New York Life IndexFlex Variable Annuity – FP Series

Regular Mail	NYLIAC Variable Products Service Center Madison Square Station P.O. Box 922 New York, NY 10159	Regular Mail	New York Life Annuities Service Center P.O Box 9859 Providence RI 02940

Express Mail	NYLIAC Variable Products Service Center 51 Madison Avenue Floor 3B, Room 0304 New York, NY 10010	Express Mail	New York Life c/o BNY Mellon 4400 Computer Drive Westborough, MA 01581

Death claims for the New York Life IndexFlex Variable Annuity should be submitted to either of the Dallas, TX addresses referenced below. Death claims for the New York Life IndexFlex Variable Annuity – FP Series should be submitted to either of the above product-specific mailing addresses.

Death Claim forms may also be submitted to	New York Life P.O. Box 130539 Dallas, TX 75313-0539

Death Claim Express Mail Address	New York Life 4849 Greenville Avenue Suite 700 Dallas, TX 75206

Written service requests will be effective as of the Business Day they are received in Good Order at one of the applicable addresses listed immediately above.

Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion. All service requests must be in Good Order. Please review all service request forms carefully and provide all required information that is applicable to the transaction. If your request is not in Good Order, we will not be able to process it. We will make every reasonable attempt to notify you in writing of this situation. It is important that you inform NYLIAC of an address change so that you can receive important policy statements.

How do I contact NYLIAC by Telephone or by the Internet?

a. By Telephone:

Certain service requests, including but not limited to obtaining current unit values and speaking to a customer service representative may be made by telephone.

If your policy is New York Life IndexFlex Variable Annuity policy: You may reach our Customer Service Representatives at (800) 598-2019 on Business Days between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time).

If your policy is a New York Life IndexFlex Variable Annuity – FP Series policy: You can contact the New York Life Annuities Service Center toll-free by calling (800) 762-6212 on Business Days between the hours of 8:30am and 5:30 pm (Eastern Time).

b. By Internet:

Certain service requests, including but not limited to transferring assets between investment options and e-mailing your registered representative, may be made via the Internet. (See “THE POLICIES- Online Service”.)

If your policy is a New York Life IndexFlex Variable Annuity policy: Please visit www.newyorklife.com and enter your username and password.

If your policy is a New York Life IndexFlex Variable Annuity--FP Series policy: Please visit www.newyorklifeannuities.com and enter your username and password.

We make online services available at our discretion. In addition, availability of online services may be interrupted temporarily at certain times. We do not assume responsibility for any loss if service through the online service should become unavailable. For New York Life IndexFlex Variable Annuity policies only, e-mail inquiries that are non-transactional may be sent through www.newyorklife.com once they have passed all security protocols to identify the policyowner.

NYLIAC is not liable for any loss, cost or expense for action on instructions which are believed to be genuine in accordance with these procedures. As these parties act on your behalf, you are responsible for and bear the consequence of their instructions and other actions, including any limits on transfers. Transfer requests received after the close of regular trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time, or received on a non-Business Day, will be priced as of the next Business Day.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

THE SEPARATE ACCOUNT

New York Life Insurance and Annuity Corporation

New York Life Insurance and Annuity Corporation (“NYLIAC”) is a stock life insurance company incorporated in Delaware in 1980. It is located at 51 Madison Avenue, New York, NY 10010. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies described in this Prospectus, NYLIAC offers life insurance policies and other annuities.

NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company, a mutual life insurance company doing business in New York since 1845. NYLIAC held assets of $174.6 billion at the end of 2019. New York Life Insurance Company has invested in NYLIAC and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements. The obligations under the policies are obligations of NYLIAC and are subject to NYLIAC’s financial strength and claims-paying ability.

The Separate Account

Separate Account-III was established on November 30, 1994. The Separate Account is registered as unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940. This registration does not signify that the Securities and Exchange Commission supervises the management, or the investment practices or policies, of the Separate Accounts.

Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from our other assets. The Separate Account’s assets are not chargeable with liabilities incurred in any of NYLIAC’s other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or charged against the assets of the Separate Account without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Index-linked Account, the Fixed Account and any other separate account of NYLIAC.

Separate Account -III currently consists of 100 Investment Divisions, some of which are available under your policy. The available Investment Divisions are listed on the first page of this Prospectus. Premium payments allocated to the Investment Divisions are invested solely in the corresponding Eligible Portfolios of the relevant Fund.

NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions. Your investment results in any one of the Investment Divisions will depend on the investment performance of the underlying portfolios. We offer no assurance that the investment objectives of the Eligible Portfolios will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios’ investments.

The Portfolios

The assets of each Eligible Portfolio are separate from the others and each such Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this Prospectus are different from portfolios that may have similar names but are available directly to the general public. The funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but the investment performance may not be the same.

The Funds also may make their shares available to certain other separate accounts funding variable life insurance policies offered by NYLIAC. This is called “mixed funding.” The Funds also may make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called “shared funding.” Although we do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various policies participating in a certain Fund might at some time be in conflict. In the event that any material conflicts arise from the use of the Funds for mixed and shared funding, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

The Funds and Eligible Portfolios offered through this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the Mainstay VP Funds Trust and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund’s investment adviser, or its distributor.

We may receive payments or compensation from the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution, and other services we provide with respect to the Eligible Portfolios and their availability through the policies. These payments may be derived, in whole or in part, from the advisory fee charged by the Fund and deducted from Fund assets and/or from “Rule 12b-1” fees charged by the Fund and deducted from Fund assets. These payments are also a factor in our selection of Funds and Eligible Portfolios. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in promoting, marketing, and administering the policies, and in its role as an intermediary of the Funds. Policyowners, through their indirect investment in the Funds, bear the costs of these fees.

The amounts we receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in that Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, we receive payments or revenue under various arrangements in amounts up to 0.30% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We also receive compensation under various distribution services arrangements in amounts up to 0.25% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your registered representative receives remains the same regardless of which Investment Divisions you choose or the distribution arrangements with those Investment Divisions.

The Eligible Portfolios of the relevant Funds, along with their investment advisers, are listed in the following table:

FUND	INVESTMENT ADVISERS	ELIGIBLE PORTFOLIOS
MainStay VP Funds Trust	New York Life Investment Management LLC

	Subadviser: MacKay Shields LLC (“MacKay”)	MainStay VP MacKay S&P 500 ®Index

	Subadviser: Janus Capital Management LLC	MainStay VP Janus Henderson Balanced

	Subadvisers: Epoch Investment Partners, Inc. and MacKay	MainStay VP Income Builder
American Funds Insurance Series®	Capital Research and Management CompanySM (“CRMC”)	American Funds IS Asset Allocation Fund
BlackRock® Variable Series Funds, Inc.	BlackRock Advisors, LLC	BlackRock® Global Allocation V.I. Fund
Legg Mason Partners Variable Equity Trust	Legg Mason Partners Fund Advisor, LLC Subadviser: QS Investors, LLC

Legg Mason/QS Aggressive Model Portfolio

Legg Mason/QS Moderately Aggressive Model Portfolio

Legg Mason/QS Moderate Model Portfolio

Legg Mason/QS Moderately Conservative Model Portfolio

Legg Mason/QS Conservative Model Portfolio

Fidelity® Variable Insurance Products Fund	Fidelity Management and Research Company (“FMR”) Subadvisers: Other investment advisers	Fidelity® VIP Bond Index Portfolio Fidelity® VIP FundsManager® 60% Portfolio Fidelity® VIP International Index Portfolio

Please refer to the accompanying prospectuses of the respective Funds for a complete description of the Funds, the investment advisers, the sub-advisers, and the Portfolios. The Funds’ prospectuses should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to an Eligible Portfolio.

NYLIAC does not provide investment advice and does not recommend or endorse any Eligible Portfolio or Portfolios. NYLIAC is not responsible for choosing the Investment Divisions or the amounts allocated to each. You are responsible for determining that these decisions are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. You bear the risk of any decline in the value of your policy resulting from the performance of the Portfolios you have chosen.

You should consult with your registered representative to determine which combination of investment options is most appropriate for you, and periodically review your choices.

Certain portfolios, generally referred to as “funds of funds” or “master-feeder arrangements,” may invest all or substantially all of their assets in portfolios of other funds. In such case, you will indirectly pay fees and expenses at both portfolio levels, which would reduce your investment return.

Hedging strategies may be employed by certain portfolios to attempt to provide downside protection during sharp downward movements in equity markets. The cost of these strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios.

So-called “alternative” investment strategies may also be used by certain portfolios, which may involve non-traditional asset classes. These alternative investment strategies may be riskier than more traditional investment strategies and may involve leverage or use complex hedging techniques, such as options and derivatives. These may offer potential diversification benefits beyond traditional investment strategies.

Investment decisions should be based on a thorough investigation of all of the information regarding the Eligible Portfolios that are available to you, including each Fund’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources, such as the Fund’s website or newspapers and financial and other magazines, provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Investment Divisions for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate, also taking into account any investments in the Index-linked Account or the Fixed Account, as well as other investment products or assets you may own.

The Legg Mason/QS Model Portfolios—Conflicts of Interest

The Legg Mason/QS Model Portfolio Funds (the “Model Portfolios”) were created on our behalf by an unaffiliated third-party investment adviser, Legg Mason Partners Fund Advisor, LLC (“LMPFA”), a subsidiary of Legg Mason, Inc., for the exclusive use of NYLIAC’s variable annuity and variable life insurance policyholders. Each Model Portfolio, itself an Eligible Portfolio, will actively invest in multiple other funds of various asset classes and strategies (the “Underlying Funds”), to seek to achieve a different investment objective depending on the risk tolerance for the particular Model Portfolio.

The Underlying Funds available to the Model Portfolios for investment are comprised entirely of the initial class or similar shares of the Eligible Portfolios of Investment Divisions of the Separate Account, some of which are available for individual investment under this Policy, except for (i) Eligible Portfolios that are themselves funds of funds, and (ii) Eligible Portfolios that did not agree to sell their shares to the Model Portfolios.

LMPFA’s affiliated subadviser, QS Investors, LLC (“QS Investors”) selected the initial composition of each Model Portfolio. QS Investors manages the Model Portfolios, evaluating assets on a frequent basis and making changes to the investments of the Model Portfolios as deemed necessary. To the extent that NYLIAC adds, deletes, closes or substitutes the Eligible Portfolios available through Investment Divisions of the Separate Account, the composition of the Underlying Funds available to the Model Portfolios for investment will likewise change. LMPFA and QS Investors have sole discretion relating to investment by the Model Portfolios in the Underlying Funds. Neither NYLIAC, nor its parent company, affiliates or subsidiaries have input into the investment decisions of LMPFA and/or QS Investors. For additional information regarding the risks of investing in a Model Portfolio, see that Model Portfolio’s prospectus.

For providing certain administrative support to LMPFA and QS Investors, Legg Mason Investor Services, LLC, the distributor of the Model Portfolios, compensates NYLIAC based on the aggregate net asset value of the shares of the Model Portfolios held by the Separate Account and other NYLIAC separate accounts (the “NYLIAC Separate Accounts”). NYLIAC also receives Rule 12b-1 fees, which are deducted from the assets of certain share classes of the Model Portfolios. For administrative services that NYLIAC performs with respect to NYLIAC Separate Account assets invested in the Model Portfolios and allocated to the Underlying Funds, NYLIAC receives compensation from the Underlying Funds or their investment advisers, or from other service providers of the Underlying Funds based on the aggregate net asset value of the Underlying Fund shares held by the Model Portfolios and attributable to investment by the NYLIAC Separate Accounts. The fees paid by the Underlying Funds for such services are paid at the same annual rate and fee schedule as the fees paid by the Underlying Funds for administrative services with respect to net assets of the Eligible Portfolios held directly by the NYLIAC Separate Accounts. See “NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION AND THE SEPARATE ACCOUNT—The Portfolios” for more information about these payments.

These payments are a factor in our selection of the Eligible Portfolios, which in turn, are available to the Model Portfolios for investment. Policyowners, through their direct investment in the Model Portfolios and their indirect investment in the Underlying Funds, bear the costs of these fees. However, only LMPFA and QS Investors will determine the portion of the Model Portfolios’ assets, if any, that are invested in particular Underlying Funds. LMPFA and QS Investors receive no payments from the Underlying Funds in connection with an investment by the Model Portfolios (except to the extent described below).

LMPFA and QS Investors are also subject to competing interests that may influence their investment decisions with respect to the Model Portfolios. LMPFA is the investment adviser for both the Model Portfolios and for another fund offered through other NYLIAC variable annuities and receives a management fee from that fund. LMPFA and QS Investors, therefore, have an incentive to allocate a greater portion of a Model Portfolio’s assets to that fund rather than to unaffiliated funds.

As noted above, we receive payments or compensation from the Underlying Funds or their Investment Advisers, or from other service providers of the Underlying Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services that we provide with respect to such Underlying Fund and their availability through the Model Portfolios. The amount of this revenue and how it is computed varies by each Underlying Fund, may be significant, and may create conflicts of interest in the selection of the Eligible Portfolios that are available to the Model Portfolios for investment.

Additions, Deletions, or Substitutions of Investments

NYLIAC retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Eligible Portfolio shares held by any Investment Division. NYLIAC reserves the right to eliminate the shares of any of the Eligible Portfolios and to substitute shares of another portfolio of a Fund, or of another registered open-end management investment company. We may do this if the shares of the Eligible Portfolios are no longer available for investment or if we believe investment in any Eligible Portfolio would become inappropriate in view of the purposes of the Separate Account, which is to serve as the funding vehicle for the Policy and certain other variable annuity policies issued by NYLIAC. An investment in an Eligible Portfolio could become inappropriate if, for example, that Eligible Portfolio performs poorly, undergoes a significant management change, or changes its investment objective or investment policies such that they are no longer consistent with the purposes of the policies funded by the Separate Account.

To the extent required by law, we will not make substitutions of shares attributable to your interest in an Investment Division until we have obtained all necessary regulatory approvals, and you have been notified of the change. This does not prevent the Separate Account from purchasing other securities for other series or classes of policies, or from processing a conversion between series or classes of policies on the basis of requests made by policyowners.

We may establish new Investment Divisions when we determine, in our sole discretion, that marketing, tax, investment, or other conditions so warrant. We will make any new Investment Divisions available to existing policyowners on a basis we determine. We may also eliminate one or more Investment Divisions, if we determine, in our sole discretion, that marketing, tax, investment, or other conditions warrant.

In the event of any substitution or change, NYLIAC may, by appropriate endorsement, change the policies to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the Investment Company Act of 1940, (b) deregister it under such Act in the event such registration is no longer required, (c) combine it with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Account as permitted by law.

Reinvestment

We automatically reinvest all dividends and capital gain distributions from Eligible Portfolios in shares of the distributing Portfolio at their net asset value on the payable date.

Accumulation Units

We will credit amounts that you allocate to an Investment Division—including from a premium payment or a transfer — in the form of Accumulation Units. We cancel such Accumulation Units when we remove amounts from that Investment Division, including as a result of a withdrawal, transfer, policy surrender, and certain charges we may deduct. We determine the number of Accumulation Units we credit to a policy or cancel by dividing the dollar amount allocated to or removed from each Investment Division by the Accumulation Unit value for that Investment Division as of the close of the Business Day as of which we are making the credit or removal. The value of an Accumulation Unit will increase or decrease depending on the investment experience of the Portfolio in which the Investment Division invests and applicable Separate Account charges. The number of Accumulation Units we credit to a policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit. (See “THE INDEX-LINKED ACCOUNT” for a description of Index-linked Credits, and “THE FIXED ACCOUNT” for a description of interest crediting.)

Valuation of Accumulation Units

The value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio as well as the deduction of the Separate Account charges. The Statement of Additional Information contains a detailed description of how we determine the Accumulation Unit value.

THE POLICIES

The policies are individual modified single premium annuity policies. You can only make one premium payment, although we will accept additional amounts identified in your application and received within 90 days of the Policy Date. Each policy is issued on the lives of individual Annuitants.

The policies have variable, index-linked and fixed investment options.

Your Variable Accumulation Value will fluctuate based on the performance of the Investment Divisions you select. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios’ investments.

Your Index-linked Account Accumulation Value will vary depending on the performance of the Index and the Interest Crediting Method applicable to the Index-linked Strategies you select. You cannot lose money on an investment in the Index-linked Account, but interest crediting is not guaranteed.

The Fixed Account offers a guarantee, plus interest equal to or greater than the minimum rate specified in your policy.

As the Owner of a policy, you have the right to (a) change a revocable Beneficiary, (b) name a new Owner (on Non-Qualified Policies only), (c) receive Income Payments, (d) name a Payee to receive Income Payments, and (e) subject to certain limitations (see “THE POLICIES – Transfers”), transfer funds among the Investment Divisions, the Segments of the Index-linked Account and the Fixed Account. You cannot lose these rights. However, all rights of ownership cease upon your death. For Inherited IRA policies, ownership changes are not permitted.

The current policyowner of a Non-Qualified Policy has the right to transfer ownership to another person(s) or entity.

To transfer ownership, the policyowner must complete our approved “Transfer of Ownership” form in effect at the time of the request. This change, unless otherwise specified by you, will take effect as of the date you signed the form, subject to any payment we made or action we took before we received the form. When this change takes effect, all rights of ownership in the policy will pass to the new Owner. Changing the Owner of the policy does not change an Annuitant or any Beneficiary. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that becomes the Owner of an existing policy. This means the new policyowner(s) will be required to provide their name, address, date of birth, and other identifying information. To complete a transfer of ownership, the new policyowner(s) may also be required to submit financial and suitability information.

Certain provisions of the policies may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in your state. All material state variations are noted in this Prospectus, or in “APPENDIX 2—STATE VARIATIONS”. You can also refer to your policy for specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy.

Selecting the Annuity That’s Right for You

In addition to the policies described in this Prospectus, we offer other variable annuities, each having different features, fees and charges. Your registered representative can help you decide which is best for you based on your individual circumstances, time horizon and policy feature preferences.

The policies are designed for individuals who want the ability to hold variable funds, index-linked investments and a traditional fixed account in the same contract. The policies offer fewer variable investment options, and fewer optional riders and other features than certain of New York Life’s other variable annuities. Your registered representative can help you decide whether the New York Life IndexFlex Variable Annuity or the New York Life IndexFlex Variable Annuity – FP Series policy is best for you based on your individual circumstances, time horizon, risk tolerance, and policy feature preferences.

When selecting a policy, you should consider what policy features you plan to use, including whether you intend to invest in the Initial Term Strategies, how much you intend to invest in the Initial Term Strategies relative to the Investment Divisions, the length of your investment horizon (you can choose a 5, 6, or 7-year Surrender Charge Period), and your possible need to make withdrawals that exceed the surrender charge free amount during the Surrender Charge Period. These and other factors will affect your potential policy performance and the fees you pay. Investments in the Separate Account are subject to M&E Charges, which vary by Surrender Charge Period. The Cap Rates and Flat Rates for the Initial Term Strategies, which affect the returns you may receive from an investment in the Index-linked Account, can also vary by Surrender Charge Period. Your registered representative can help you determine which Surrender Charge Period is appropriate for you.

This policy is designed for long-term investment, and premiums should be invested for at least the length of the Surrender Charge Period. You should consider that the Initial Term Strategies are available only at the time of purchase. At the end of the final Segment of an Initial Term Strategy, your Allocation Options will be the Recurring Term Strategies, the Investment Divisions available at that time, and the Fixed Account. You should also keep in mind that NYLIAC offers variable annuities that may have lower mortality and expense charges.

You should consider the investment objectives, risks, charges and expenses of an investment in an Investment Division carefully before investing. Both this Prospectus and the underlying fund prospectuses contain this and other information about the variable annuities and underlying investment options.

You should also consider the limitations associated with an investment in an Index-linked Strategy. When you allocate to an Index-linked Strategy, you will not be investing in the Index you select, or in a mutual fund or exchange-traded fund that tracks that Index. The Index-linked Credit, if any, on a Segment in the Index-linked Account is limited by a Cap Rate or a Flat Rate, which means the return on your investment could be lower than if you had invested directly in a mutual fund or exchange traded fund designed to track the performance of the Index and the performance is greater than the Cap Rate or Flat Rate. On the other hand, with an Index-linked Strategy, you will not lose money if the Index goes down during a Segment.

Qualified and Non-Qualified Policies

We designed the policies primarily for the accumulation of retirement savings, and to provide income at a future date by annuitizing the policy. We issue both Qualified and Non-Qualified Policies. Both types of policies offer tax-deferred accumulation. You may purchase a Non-Qualified Policy to provide for retirement income other than through a tax-qualified plan. You may purchase a Qualified Policy for use with the following tax-qualified plans: Section 408 or 408A Individual Retirement Annuities (IRAs), including Roth IRAs, Inherited IRAs, Inherited Roth IRAs, SEP IRAs, KEOGH and One-Participant Pension plans. Other tax-qualified plan types may be made available in the future. For more information, contact your registered representative.

Please see “FEDERAL TAX MATTERS” for a detailed description of these plans.

If you are considering the purchase of a Qualified Policy or a Non-Qualified Policy to fund another type of tax- qualified retirement plan, such as a plan qualifying under Section 401(a) of the Code, you should be aware that this policy will fund a retirement plan that already provides tax deferral under the Code and there are fees and charges in an annuity that may not be included in other types of investments. Therefore, the tax deferral of the annuity does not provide additional benefits. However, this annuity is designed to provide certain payment guarantees and features other than tax deferral, some of which may not be available in other investments. These additional features and benefits include:

•	A guaranteed death benefit, as explained in this Prospectus.

•	The option for you to receive a guaranteed stream of Income Payments for life after you have owned the policy for one year.

•	An Index-linked Account with Allocation Options that credit interest based on the performance of an Index, subject to a Cap Rate or a Flat Rate.

•	A Fixed Account that features a guaranteed fixed interest rate.

•	The flexibility to easily transfer money among Investment Divisions managed by different investment managers.

•	The flexibility to transfer money from the Index-linked Account to the Investment Divisions at the end of a Segment, and from the Investment Divisions to the Index-linked Account.

These features are explained in detail in this Prospectus. You should purchase this annuity with tax-qualified money because of the additional features the annuity provides and not for the tax deferral to which the tax-qualified plan is already entitled. You should consult with your tax or legal adviser to determine if the policy is suitable for your tax qualified plan.

Policy Application and Premium Payments

Unless we permit otherwise, the minimum premium payment is $10,000. To purchase a policy, you must complete an application. Acceptance of applications is subject to NYLIAC’s rules. We reserve the right to reject any application.

Your registered representative will submit your application, with your premium payment, to us at one of our Service Offices (see “Contacting NYLIAC”). Once we receive any portion of your premium payment, and the application is in Good Order, we will issue the policy (the “Policy Date”) and credit that premium payment to the Allocation Options you have selected within two Business Days after receipt at the applicable Service Center. If we cannot credit the premium payment within five Business Days after we receive it because the application is not in Good Order, we will contact you and explain the reason for the delay. Unless you consent to NYLIAC’s retaining the initial premium payment and crediting it as soon as the necessary requirements are fulfilled, we will refund the initial premium payment immediately; however, if you paid the initial premium by check, we can delay that refund payment until your check has cleared.

Generally, you may not make additional premium payments under the policy; however, additional payments identified in your application, and received by us in Good Order, in the 90-day period after the Policy Date, will be added to your premium payment. For example, if you are exchanging more than one annuity policy or life insurance policy for this policy, or if your premium payment will be from different sources (e.g. check and proceeds from a brokerage account), we will allow the proceeds to be used as the premium payment for this policy, provided they are received within 90 days of the Policy Date. If you allocated all or a portion of your premium to an Initial Term Index-linked Strategy, we will consider those additional payments to have been received as of the Policy Date. For amounts allocated to the Investment Divisions or the Fixed Account, additional payments identified in your application and received by us in the 90-day period after your Policy Date will be allocated to your policy at the close of the Business Day on which they are received.

Acceptance of applications is subject to NYLIAC’s rules. We reserve the right to reject any application or initial premium payment. Generally, only one policyowner is named. If we issue a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner.

The currently available methods of payment are direct payments to NYLIAC, or any other method agreed to by us. The maximum premium payment we accept without prior approval is $3,000,000 for a New York Life IndexFlex Variable Annuity policy, or $1,000,000 for a New York Life IndexFlex Variable Annuity – FP Series policy.

You can allocate your premium payment among one or more Investment Divisions, up to four Initial Term Strategies and/or the Fixed Account. The minimum amount that you may allocate to any one Investment Division or the Fixed Account is $25. The minimum amount that you may allocate to an Initial Term Strategy is $500.

For Qualified Policies, your premium payment cannot exceed the amount permitted by the plan or applicable law.

Acceptance of any premium payment is subject to NYLIAC’s Suitability Standards, as well as those of your registered representative’s firm.

Tax-Free Section 1035 Exchanges

Subject to certain restrictions, you can make a tax-free exchange under Section 1035 of the Code of all or a portion of one annuity contract, or all of a life insurance policy for an annuity contract. Section 1035 also provides that an annuity contract may be exchanged in a tax-free transaction for a long-term care insurance policy. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the policy described in this Prospectus:

•	you might have to pay a withdrawal charge on your previous contract,

•	there will be a new withdrawal charge period for this policy,

•	other charges under this policy may be higher (or lower),

•	the benefits may be different,

•	you will no longer have access to any benefits from your previous contract (or the benefits may be different), and

•	access to your cash value following a partial exchange may be subject to tax-related limitations.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a 10% federal penalty tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this policy unless you determine that the exchange is in your best interest. New York Life may accept electronically transmitted instructions from your registered representative or from another insurance carrier to carry out a 1035 exchange. If you are considering such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

Payments Returned for Insufficient Funds

If your premium payment is returned for insufficient funds, we reserve the right to reverse your allocations(s) and charge you a $20 fee for each returned payment. If you allocated any portion of your premium to a variable investment option, a Fund may also redeem shares to cover any losses it incurs as result of a returned payment.

Your Right to Cancel (“Free Look”)

You can cancel the policy within 10 days of delivery of the policy or such longer period as required under state law. To cancel your policy, you must provide a written request for cancellation, and/or return it to VPSC, if your policy is a New York Life IndexFlex Variable Annuity, or the New York Life Annuities Service Center, if your policy is a New York Life IndexFlex Variable Annuity- FP Series, at one of the addresses listed in the “Contacting NYLIAC” section of this Prospectus. Except where you are entitled by law to receive the total of premium payments less any prior partial withdrawals, we will promptly return the Accumulation Value, calculated as of the Business Day that either the registered representative through whom you purchased the policy or VPSC or the New York Life Annuities Service Center receives the policy along with a written request for cancellation in Good Order, but without any deduction for premium taxes or a surrender charge. We will set forth the provision in your policy. See APPENDIX 2 — STATE VARIATIONS for more information about free look provisions in California, Florida, New York and North Dakota.

If you are entitled to receive the total of premium payments less any prior withdrawals, but your Accumulation Value is higher than that amount as of the date your written request for cancellation is received in Good Order, we will return the Accumulation Value, calculated as set forth above, without deductions for premium taxes or surrender charges.

California Free Look Requirements for Purchasers Aged 60 or Older:

If your policy is issued in California and any owner is aged 60 or older at the time your policy is issued, you may allocate your premium payment(s) to the Fixed Account during the Free Look period. After the Free Look period expires, your Accumulation Value will automatically be transferred to the Allocation Options you chose in your application. If you allocate your premium payment to the Fixed Account, and the policy is cancelled during the Free Look period, we will give you back your premium payment. However, if your Accumulation Value is higher than that amount as of the date your written request for cancellation is received in Good Order, we will return the Accumulation Value, calculated as set forth in “Your Right to Cancel (“Free Look”)” above. If you do not allocate your premium payment to the Fixed Account and the policy is cancelled during the Free Look period, you will only be entitled to a refund of the policy’s Accumulation Value, which may be less than the premium payment.

Issue Ages

To purchase a Non-Qualified policy you must not be older than age 80 (oldest Owner, if the policy is jointly owned). The Owner, or if the policy is owned by an entity, the Annuitant must not be older than age 80 (oldest Annuitant, if the policy has joint Annuitants).

For IRA, Roth IRA, Inherited IRA, and SEP plans, you must also be the Annuitant. We can issue Qualified Policies if you are between the ages of 18 and 80 (between 0-80 for Inherited IRAs). See “FEDERAL TAX MATTERS” for more information about special rules applicable to minor child owners of Inherited IRAs.

To qualify for the above referenced maximum age limits to purchase a policy, the policy application must be signed and received by us at the address indicated on your policy application prior to the day the Owner, or if the policy is owned by an entity, the Annuitant, becomes age 81. In addition, all funds must be received by us no later than 60 days from the date the Owner or Annuitant, as applicable, becomes age 81, whichever occurs first. Any funds received after such time will be returned.

Transfers

You may transfer amounts between Investment Divisions, from one or more Investment Divisions to the Index-linked Account or the Fixed Account any time until 30 days before the Annuity Commencement Date.

We allow transfers from the Investment Divisions or the Fixed Account to the Index-linked Account on any Business Day, up to two times per Policy Year. We consider a transfer to the Index-linked Account from multiple sources (Investment Divisions or the Fixed Account) on the same date to be a single transfer.

Each transfer to the Index-linked Account creates a new Segment in one or more Recurring Term Strategies effective on the transfer date. You cannot transfer into an Initial Term Strategy. You cannot have more than active 20 Segments at one time in the Index-linked Account. If a transfer to the Index-linked Account would cause you to exceed that limit, we will not accept it.

Transfers out of a Segment are permitted only as of the Segment Maturity Date. You can submit a request to transfer the Segment Value to an Investment Division, the Fixed Account or a Recurring Term Index-linked Strategy during the period beginning 30 days before the Segment Maturity Date. Transfer requests submitted in Good Order will be processed as of the Segment Maturity Date. You can cancel a transfer up to five Business Days after the Segment Maturity Date. Transfers to an Investment Division(s) will be priced as of the transfer date or the next Business Day, if the transfer date is not a Business Day. We reserve the right to limit transfers out of the Index-linked Account to no more than 20 percent of the Index-linked Account Accumulation Value, calculated as of the preceding Policy Anniversary Date, or as or the Policy Date during the first Policy Year, at one time. If we implement such a limit, we will provide advance notice to you. Please note that although transfers out of a Segment are permitted only on the Segment Maturity Date, you can make a withdrawal from a Segment at any time, but no Index-linked Credit will be applied to amounts withdrawn from a Segment before the Segment Maturity Date. For more information, see “DISTRIBUTIONS UNDER THE POLICY—Surrenders and Withdrawals”.

If you do not request a transfer from a Segment in an Recurring Term Strategy or from the last Segment of an Initial Term Strategy, the Segment Value will automatically be transferred on the Segment Maturity Date to a new Recurring Term Strategy with the same Interest Crediting Method and Index as the preceding Segment, at the Cap Rate or Flat Rate in effect as of the new Segment Start Date. You will be notified at least 30 days before the Segment Maturity Date that this automatic transfer will be occurring. The notification will explain your options, including that you can cancel that transfer up to five Business Days after the new Segment Start Date, and request a transfer of the Segment Value to another Allocation Option. You can contact us (see “Contacting NYLIAC”) or contact your registered representative directly to get information about the Cap Rates and Flat Rates in effect on the Segment Maturity Date.

Transfers to an Investment Division or the Fixed Account will be processed as of the day we receive your cancellation request in Good Order. Transfers to a new Recurring Term Strategy from another Segment will be effective as of the Segment Maturity Date of the originating Segment. Transfers to a new Recurring Term Strategy from the Fixed

Account or an Investment Division will be effective as of the transfer date. The Cap Rate or Flat Rate for the new Recurring Term Strategy will be the rate in effect as of the Segment Start Date for the new Recurring Term Strategy. Contact your registered representative for information about the current Cap Rates and Flat Rates for your policy at the time of transfer. These rates are based on current market conditions and will fluctuate.

The minimum amount that you may transfer from an Investment Division is $500. The minimum amount you may transfer to an individual Investment Division is $25. The minimum amount you may transfer to a Recurring Term Strategy or the Fixed Account is $500. If, after you make a transfer, the value of the remaining Accumulation Units in an Investment Division would be less than $500, or the Fixed Account would be less than $25, we will transfer the entire value unless NYLIAC in its discretion determines otherwise.

Currently, we do not charge for transfers among Investment Divisions under the policy. However, we reserve the right to charge for each transfer among Investment Divisions after the first 12 in a given Policy Year, subject to any applicable state insurance law requirements. You may make transfers from the Fixed Account to the Investment Divisions or the Index-linked Account only under certain circumstances. (See “THE FIXED ACCOUNT.”)

You can request a transfer by any of the three methods listed below. Transfer requests are subject to limitations and must be made in accordance with our established procedures. (See “Online Service at www.newyorklife.com and www.newyorklifeannuities.com.”)

If you own a New York Life IndexFlex Variable Annuity policy:

In Writing	By Phone	Online
Written requests must be on a form we approve to VPSC, at the appropriate address listed in the “Contacting NYLIAC” section of this Prospectus (or any other address we indicate to you in writing).	Call a Customer Service Representative at 800-598-2019 between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time).	Make your request through www.newyorklife.com Monday through Friday, from 6 a.m. until 4 a.m., Saturday, from 6 a.m. until 2 a.m. and Sunday from 7 a.m. until 1 a.m. (Eastern Time).

If you own a New York Life IndexFlex Variable Annuity – FP Series policy:

In Writing	By Phone	Online
Written requests must be received on a form we approve to New York Life Annuities Service Center at the appropriate address listed in the “Contacting NYLIAC” section of this Prospectus (or any other address we indicate to you in writing).	Call a Customer Service Representative, at 800-762-6212 between the hours of 8;30 a.m. and 5:30 p.m. (Eastern Time).	Make your request through www.newyorklifeannuities.com from Monday through Friday from 7 a.m. until 4 a.m, Saturday from 7 a.m. to 10 p.m. and Sunday 7 a.m. to 8 p.m. (Eastern Time).

We do not currently accept faxed or e-mailed transfer requests, however, we reserve the right to accept them at our discretion. NYLIAC is not liable for any loss, cost or expense for action based on telephone or electronic instructions which are believed to be genuine in accordance with these procedures. Transfer requests received after the close of regular trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time or received on a non-Business Day, will be priced or applied as of the next Business Day.

Limits on Transfers

Procedures Designed to Limit Potentially Harmful Transfers Among the Investment Divisions—The policies are not intended as vehicles for market timing. Accordingly, your ability to make transfers is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

•	reject a transfer request from you or from any person acting on your behalf;

•	restrict the method of making a transfer;

•	charge you for any redemption fee imposed by an underlying fund; or

•	limit the dollar amount, frequency, or number of transfers.

Currently, if you or someone acting on your behalf requests by telephone and/or electronically transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, we will send you a letter notifying you that the transfer limitation has been exceeded. If we receive an additional transfer request that would result in transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, we will process the transfer request. Thereafter, we will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made in writing through the U.S. mail or an overnight courier and received by at one of the addresses applicable to your policy listed in the “Contacting NYLIAC” section of this Prospectus. We will provide you with written notice when we take this action.

We may change these limitations or restrictions or add new ones at any time without prior notice; your policy will be subject to these changes regardless of the issue date of your policy. All transfers are subject to the limits set forth in this Prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that we may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

We apply our limits on transfers procedures to all owners of the policy without exception.

Orders for the purchase of Fund portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Fund portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. We will provide you with written notice of any transfer request we reject or reverse. You should read the Fund prospectuses for more details regarding their ability to refuse or restrict purchases or redemptions of their shares. In addition, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.

Risks Associated with Potentially Harmful Transfers—Our procedures are designed to limit potentially harmful transfers. However, we cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

•

We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

•	Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

(1) The underlying fund portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying fund portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying fund portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

(2) The purchase and redemption orders received by the underlying fund portfolios reflect the aggregation and netting of multiple orders from owners of the policy and other variable policies issued by us. The nature of these combined orders may limit the underlying fund portfolios’ ability to apply their respective trading policies and procedures. In addition, if an underlying fund portfolio believes that a combined order we submit may reflect one or more transfer requests from owners engaged in potentially harmful transfer activity, the underlying fund portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen. Alternatively, Funds may request information on individual policyowner transactions and may impose restrictions on individual policyowner transfer activity.

•

Other insurance companies that invest in the Fund portfolios underlying the policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose Investment Divisions correspond to the affected underlying fund portfolios.

•	Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

(1)	an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or at an otherwise inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio.

(2)	increased administrative and Fund brokerage expenses.

(3)

dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying fund portfolio are made when, and if, the underlying fund portfolio’s investments do not reflect an accurate value (sometimes referred to as “time-zone arbitrage” and “liquidity arbitrage”).

Speculative Investing

Do not purchase the policy if you plan to use it for speculation, arbitrage, viatication or any other type of collective investment scheme. Your policy may not be traded on any stock exchange or secondary market. By purchasing the policy, you represent and warrant that you are not using the policy, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

Online Service at www.newyorklife.com and www.newyorklifeannuities.com

If your policy is a New York Life IndexFlex Variable Annuity policy, you have access to online services at www.newyorklife.com. If your policy is a New York Life IndexFlex Variable Annuity- FP Series policy, you have access to online services at www.newyorklifeannuities.com.

For most policies, our online portals provide up-to-date information about your policy and allow you to request transfers, allocation changes and partial withdrawals. Policies that are jointly owned may not request transactions through the online portals. We may revoke online service for certain policyowners (see “THE POLICIES-Limits on Transfers”).

In order to obtain policy information online, you are required to register for access. You will be required to register a unique Username and Password to gain access. Once registered, you can, among other things, access policy values, change your address, download service forms, view policy statements, and submit policy transactions.

We will use reasonable procedures to make sure that the instructions we receive through our online portals are genuine. We are not responsible for any loss, cost, or expense for any actions we take based on instructions received online at www.newyorklife.com or www.newyorklifeannuities.com that we believe are genuine. We will confirm all transactions in writing.

Financial requests received after 4:00 p.m. (Eastern Time) or on non-Business Days will be processed as of the next Business Day.

Currently, online service at www.newyorklife.com is open Monday through Friday, from 6 a.m. until 4 a.m., Saturday, from 6 a.m. until 2 a.m. and Sunday from 7 a.m. until 1 a.m. (Eastern Time). The current hours for www.newyorklifeannuities.com are 7 a.m. to 4 a.m. Monday through Friday, 7 a.m. to 10 p.m. on Saturday, and 7 a.m. to 8 p.m. on Sunday.

After you log in, you can:

•	e-mail the New York Life Annuities Service Center or VPSC, as applicable;

•	obtain current policy values;

•	transfer assets between Investment Divisions and/or the Index-linked Account;

•	request partial withdrawals;

•	reset your password;

•	change your address;

•	download service forms;

•	view and download policy statements;

•	change your phone number or e-mail address;

•	view and update beneficiary information; and

•	enroll in electronic delivery of select policy materials.

If your policy is a New York Life IndexFlex Variable Annuity policy, you also can also email your registered representative.

If your policy is a New York Life IndexFlex Variable Annuity--FP series policy, your registered representative may also be available through email. You can contact your registered representative for more information about email access.

We make the online services available at our discretion. In addition, availability of online service may temporarily be interrupted at certain times. We do not assume responsibility for any loss while online service at www.newyorklife.com or www.newyorklifeannuities.com is unavailable. If you are experiencing problems, you can send service requests to us at one of the addresses listed in the “Contacting NYLIAC” section of this Prospectus.

Information System Failures and Cybersecurity Risks

We rely on technology, including digital communications and data storage networks and systems, to conduct our variable product business activities. Because our business, including our variable product business, is highly dependent upon the effective operation of our computer systems (including online service at www.newyorklife.com, www.newyorklifeannuities.com and other systems) and those of our service providers and business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures and cyber-attacks. These risks also apply to other insurance and financial services companies and businesses. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption, and unauthorized use, abuse and/or release of confidential customer information. We have established administrative and technical controls and cybersecurity plans, including a business continuity plan, to identify and protect our operations against system failures and cybersecurity breaches. Despite these controls and plans, systems failures and cyber-attacks affecting New York Life Insurance Company and any of its affiliates and other affiliated or unaffiliated third-party administrators, underlying funds, intermediaries and other service providers and business partners may have a material, negative impact on us and your policy Accumulation Value. For instance, system failures and cyber-attacks may (i) interfere with our processing of policy transactions (including surrenders, withdrawals, loans and transfers) and the processing of orders from www.newyorklife.com or www.newyorklifeannuities.com, or with the underlying funds or cause other operations issues; (ii) impact our ability to calculate Accumulation Unit Values, Index-linked Credits and your policy’s Accumulation Values; (iii) cause the release, loss and/or possible destruction of confidential customer and/or business information; (iv) subject us and/or our service providers, business partners and intermediaries to regulatory fines, litigation and financial losses and/or cause us reputational damage. System failures and cybersecurity breaches may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we, or the underlying funds or our service providers and business partners, will be able to avoid these risks at all times or avoid losses affecting your policy due to information systems failures or cyber-attacks.

Risks Affecting our Administration of Your Policy

NYLIAC’s business activity and operations, and/or the activities and operations of our service providers and business partners, are subject to certain risks, including, those resulting from information systems failures, cyber-attack, or current or future outbreaks of infectious diseases, epidemics or pandemics (“serious infectious disease outbreaks”). These risks are common to all insurers and financial service providers and may materially impact our ability to administer the policy (and to keep policyowner information confidential). (See “The Policies-Information Systems Failures and Cybersecurity Risks” for more information on information systems failures and cybersecurity risks and “The Policies-Risks from Serious Infectious Disease Outbreaks” for more information on risks from serious infectious disease outbreaks.)

Risks from Serious Infectious Disease Outbreaks

Our ability to administer your policy is subject to certain risks—common to all insurers and financial service providers—that could result from current or future outbreaks of infectious diseases, epidemics or pandemics (“serious infectious disease outbreaks”). Serious infectious diseases may spread rapidly. Serious infectious disease outbreaks—and general concerns about the course and effects of such outbreaks — not only raise serious health concerns, but also may significantly disrupt economic activity in the U.S. and globally. The effects of a serious infectious disease outbreak may be short-term or last for extended time periods.

Our business activity and operations, and/or the activities and operations of our service providers and business partners, could be adversely affected or interrupted by serious infectious disease outbreaks. In order to mitigate the possible effects of these types of events, NYLIAC has established business continuity and disaster recovery plans. These plans may, for example, require our employees to work and access our information technology, communications or other systems remotely. Notwithstanding these plans, a serious infectious disease outbreak and public health measures taken by government officials to combat an outbreak — may have a material, adverse effect on us, our ability to administer your policy and your Accumulation Value. For example, a serious infectious disease outbreak or public health measures implemented to combat it may adversely affect our business and operations by (i) interfering with our processing of policy transactions (including surrenders, withdrawals, and transfers) and the processing of orders from online service requests at www.newyorklife.com or www.newyorklifeannuities.com or with the underlying funds or cause other operational issues; (ii) delaying or interrupting our receipt of pricing or other services provided by third parties, thereby affecting among other things our ability to calculate Accumulation Unit values, Accumulation Values, Index Values and Index Performance, or to administer policy transactions dependent on systems and services provided by third parties; (iii) preventing our workforce from being able to be physically present at one or more of our worksites or from traveling to alternative worksites needed to implement our business continuity and disaster recovery plans, thereby resulting in lengthy interruptions of service; or (iv) subjecting us and/or our service providers, business partners and intermediaries to regulatory fines, litigation, financial losses and/or cause us reputational damage. In addition, our operations require experienced professional staff. Loss of a substantial number of such persons or an inability to provide properly equipped places for them to work may disrupt our operations and adversely affect our business. Serious infectious disease outbreaks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying the Investment Divisions in which you have invested, or the Indexes used to calculate Index-linked Credits on investments in the Index-linked Account, to decrease in value. Serious infectious disease outbreaks may also affect market interest rates, which may affect the interest crediting rates we may declare for the Fixed Account under your policy, or the Cap Rates or Flat Rates for the Index-linked Account Strategies (each subject to guaranteed minimum rates). There can be no assurance that we, the underlying funds, the companies in which they invest, the Index providers or our service providers and business partners will be able to avoid these risks at all times or avoid losses affecting your policy due to serious infectious disease outbreaks.

CARES Act

The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020, contains provisions relaxing certain requirements applicable to distributions from certain qualified plans, individual retirement accounts and individual retirement annuities. Among other things, it waives required minimum distribution payments for 2020 from certain types of plans, and early withdrawal penalties on withdrawals of up to $100,000 by participants in certain types of plans, who meet certain eligibility requirements. You should consult your financial or tax adviser for more information about the effect of the CARES Act and for assistance in determining whether you qualify to rely on any of these provisions in connection with your policy.

Third Party and Registered Representative Actions

Third Party Actions: You may authorize a third party to have access to your policy information and to make transfers among Investment Divisions, the Index-linked Account and/or the Fixed Account and other permitted transactions by telephone. How you do so depends on which policy you own.

•	If your policy is a New York Life IndexFlex Variable Annuity, you must send VPSC a Telephone Authorization Form.

•	If your policy is a New York Life IndexFlex Variable Annuity – FP Series, you must send the New York Life Annuities Service Center a Telephone/Web Authorization Form.

You should send the form to one of the addresses noted in the “Contacting New York Life” section of this Prospectus. To be accepted, the form must be in Good Order.

To ensure that the individual giving instructions is authorized, our customer service representative will require certain identifying information (e.g., Social Security Number, address of record, date of birth, etc.) before taking any requests from or providing any information to a third party. See “The Policies – Transfers” for information on how to transfer assets between Investment Divisions and to or from the Index-linked Account.

Registered Representative Actions: If your policy is a New York Life IndexFlex Variable Annuity, you may also authorize us to accept electronic instructions from a registered representative or a registered service assistant assigned to your policy in order to make transfers among investment options, partial withdrawals and changes to your investment objective and/or risk tolerance. You may also authorize us to accept telephone instructions from a registered representative to make transfers among investment options. To authorize the registered representative(s) or registered service assistants assigned to your policy to make premium allocations, electronic transfers or telephone transfers, you must send a completed Trading and Partial Withdrawal Authorization Form to VPSC at one of the addresses listed in the “Contacting NYLIAC” section of this Prospectus. You must provide a separate authorization to us in order for your registered representative or the registered service assistant assigned to your policy to be able to make telephone and online partial withdrawals on your behalf. Any telephone and online partial withdrawal is subject to dollar amount limits that we establish. We may revoke trading authorization privileges for certain policyowners, (See “THE POLICIES—Limits on Transfers”). Trading authorization may be elected, changed or canceled at any time. We will confirm all transactions in writing. Not all transactions are available on the Internet.

NYLIAC is not liable for any loss, cost or expense for action on instructions which are believed to be genuine in accordance with the procedures. As these parties act on your behalf, you are responsible for and bear the consequences of their instructions and other actions, including any limits on transfers.

We may choose to accept forms you have completed that your registered representative, or your local New York Life field office, transmitted to us electronically via our internal secured network. We will accept electronically-transmitted service forms only. For information on how to initiate a transfer, or request a withdrawal, please refer to “THE POLICIES—Transfers” or “DISTRIBUTIONS UNDER THE POLICY — Partial Withdrawals”. We do not currently accept faxed or e-mailed requests for transactions affecting your investments under the policy, but we reserve the right to accept them at our discretion.

Electronic Delivery

We are required to send you, free of charge, annual updates to this Prospectus, as well as annual and semi-annual financial reports from the Eligible Portfolios. If you own a New York Life IndexFlex Variable Annuity, you can register to have these documents sent to you using electronic delivery. Otherwise, we will send paper copies of these documents. Beginning January 1, 2021, paper copies of the annual and semi-annual financial reports will no longer be sent by mail, unless you specifically request paper copies of the reports from NYLIAC. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future annual and semi-annual financial reports in paper free of charge. You can inform NYLIAC that you wish to receive paper copies of those reports by contacting NYLIAC as described in the “Contacting NYLIAC” section of this Prospectus. Your election to receive reports in paper will apply to all Eligible Portfolios described herein.

Accumulation Period

(a) Crediting of Premium Payments

When you purchase your policy, you tell us how to allocate your premium. You can allocate your premium to one or more Investment Divisions, the Fixed Account, and up to four Initial Term Strategies. The minimum amount that you may allocate to any one Investment Division or a Segment in the Index-linked Account is $500. The minimum amount that you may allocate to the Fixed Account is $25.

We will credit amounts that you allocate to an Investment Division in the form of Accumulation Units. We determine the number of Accumulation Units we credit to a policy by dividing the amount allocated to each Investment Division by the Accumulation Unit value for that Investment Division as of the close of the Business Day we are making this calculation. The value of an Accumulation Unit will vary depending on the investment experience of the Portfolio in which the Investment Division invests. The number of Accumulation Units we credit to a policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit. The value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio as well as the deduction of the Separate Account charges. The Statement of Additional Information contains a detailed description of how we value the Accumulation Units.

See “The INDEX-LINKED ACCOUNT” and “THE FIXED ACCOUNT” for a description of interest crediting for investments in those accounts.

Riders

(a)	Index-linked Account Allocation Options—Initial Term Strategies Rider and Index-linked Account Allocation Options— Recurring Term Strategies Rider

These riders are available with all policies at no additional cost. They contain the terms of the Index-linked Strategies, which are described in this Prospectus. For more information, see “THE INDEX-LINKED ACCOUNT”.

(b)	Living Needs Benefit/Unemployment Rider

This rider is available with all New York Life IndexFlex Variable Annuity policies at no additional cost. It is not available with New York Life IndexFlex Variable Annuity – FP Series policies. Rider benefits and requirements for the rider benefits may not be the same in all jurisdictions. In Connecticut, the rider is named the “Living Needs Benefit Rider” and the Unemployment and disability portions of the rider are not available. In New York, the rider is named “Waiver of Surrender Charges For Living Needs Qualifying Events” and the Unemployment portion of the rider is not available. In New Jersey, the rider is named the “Living Needs Benefit Rider” and the Unemployment portion of the rider is not available.

The Living Needs Benefit/Unemployment Rider provides for an increase in the amount that can be withdrawn from your policy without a surrender charge when certain qualifying events occur. With this rider you may be eligible to receive all or a portion of the Accumulation Value of your policy without paying a surrender charge if you provide satisfactory proof that a Qualifying Event (as defined below) has occurred. In order to receive the benefit associated with this rider, your policy must have been in force for at least one year and have a minimum Accumulation Value of $5,000 and the Qualifying Event must occur on or after the Policy Date. For the Disability portion of the rider, any withdrawal after your 66th birthday will not be eligible for the rider benefit and surrender charges may apply. In addition, none of the benefits of this rider are available for policies where any Owner(s) has attained their 86th birthday on the Policy Date. If the Owner(s) is not a natural person, all restrictions and benefits of the rider are based on the Annuitant.

The types of Qualifying Events are as follows:

(a)	Health Care Facility: The Owner is enrolled and living in a Health Care Facility for 60 consecutive days.

(b)	Terminal Illness: A determination by a licensed physician that the Owner has a life expectancy of 12 months or less.

(c)

Disability: determination by a licensed physician that the Owner has a disability that prevents them from performing any work for pay or profit for at least 12 consecutive months. In California, the definition of Disability is different. See “Appendix 2 – State Variations”.

(d)	Unemployment: A determination letter from the applicable state’s Department of Labor that the Owner qualifies for and has been receiving state unemployment benefits for 60 consecutive days.

Health Care Facility means a state licensed/certified nursing home/assisted living facility. For the Disability portion of the rider, we may also require proof of continued disability as of the date of the withdrawal.

You will be able to receive benefits under this rider the later of the date you meet the above requirements or the date we receive your documentation in Good Order at the appropriate address listed in the “Contacting NYLIAC” section of this Prospectus.

(c)	Living Needs Benefit Surrender Charge Reduction Rider

This rider is included with all New York Life IndexFlex Variable Annuity – FP policies, other than those issued in California. It is not available with New York Life IndexFlex Variable Annuity policies. There is no additional cost for the rider. Some rider provisions are different in Florida and New York – see Appendix 2 for more information.

This rider provides for an increase in the amount that can be withdrawn from the policy without a surrender charge, when certain qualifying events occur. With this rider you may be eligible to receive all or a portion of the Accumulation Value of your policy without paying a surrender charge if you provide satisfactory proof that a Qualifying Event (as defined below) has occurred. To receive the rider benefit, your policy must have been in force for at least one year and have an Accumulation Value of at least $5,000. The qualifying Event must occur on or after the Policy Date. For the disability portion of the rider, any withdrawal after your 66th birthday will not be eligible for the rider benefit and surrender charges may apply. In addition, none of the benefits of this rider are available for policies where any Owner has attained age 86 on the Policy Date. If the Owner(s) is not a natural person, all restrictions and benefits of the rider are based on the Annuitant.

The types of Qualifying Events are as follows:

(a)	Health Care Facility: The Owner is enrolled and living in a Health Care Facility for 60 consecutive days.

(b)	Terminal Illness: A determination by a licensed physician that the Owner has a life expectancy of 12 months or less.

(c)	Disability: determination by a licensed physician that the Owner has a disability that prevents them from performing any work for pay or profit for at least 12 consecutive months.

Health Care Facility means a state licensed/certified nursing home/assisted living facility. For the Disability portion of the rider, we may also require proof of continued disability as of the date of the withdrawal.

You will be able to receive benefits under this rider on the later of the date you meet the above requirements or the date we receive your documentation in Good Order at one of the addresses in the “Contacting NYLIAC” section of this Prospectus.

(d)	Home Health Care Rider

This rider is included with all New York Life IndexFlex Variable Annuity policies, except for policies issued in California. It is not available with New York Life IndexFlex Variable Annuity – FP Series policies. In Florida and New York, this rider is called the Waiver of Surrender Charges for Home Health Care Qualifying Event Rider. In South Dakota, this rider is called the Waiver of Surrender Charges for Home HealthCare Qualifying Event rider. Some rider provisions are different in New York and Florida — See Appendix 2 for more information. There is no additional cost for this rider.

This rider provides for an increase in the amount of a partial withdrawal or full surrender that is free of surrender charges (from 10 percent to 20 percent) if you begin receiving Home Health Care Services provided by a Home Health Care Provider, as recommended by a licensed physician. You must have received Home Health Care Services for at least 60 days during the six-month period preceding the partial withdrawal or full surrender. The Home Health Care Provider must be an organization or individual that is licensed to provide home health care to chronically ill individuals in their home or residence for an hourly or daily charge.

Policyowner Inquiries

Your inquiries and written requests for service must be addressed to NYLIAC as indicated in the Contacting NYLIAC section of this Prospectus. Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion. All phone calls for service requests are recorded. We will confirm all transactions in writing. If you feel that a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. You should review your reports and statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the confirmation with the transaction in question.

Records and Reports

NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. Generally, NYLIAC will immediately mail to you confirmation of any transactions involving the Separate Account, the Index-linked Account and the Fixed Account. If you feel a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. It is important that you review your confirmation and quarterly statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the statement in question. It is important that you inform NYLIAC of an address change so that you can receive these policy statements (see the Contacting NYLIAC section of this Prospectus). In the event your statement is returned from the US Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained. In addition, no new service requests can be processed until a valid current address is provided.

CHARGES AND DEDUCTIONS

Surrender Charges

Since no deduction for a sales charge is made from premium payments, we impose a surrender charge on certain partial withdrawals and surrenders of the policies. The surrender charge covers certain expenses relating to the sale of the policies, including commissions to registered representatives and other promotional expenses. We measure the surrender charge as a percentage of the amount withdrawn or surrendered. The surrender charge may apply to amounts applied under certain Income Payment options.

When you purchase your policy, you choose a surrender charge period of 5, 6 or 7 years. If you surrender your policy, we deduct the surrender charge from the amount paid to you. However, you can withdraw the greater of (a) 10% of the Accumulation Value as of the last policy anniversary (10% of the premium payments if the withdrawal is made in the first Policy Year), less any prior free withdrawals during the policy year or (b) 10% of the current Accumulation Value less any prior free withdrawals during the Policy Year, without a surrender charge (see “CHARGES AND DEDUCTIONS—Exceptions to Surrender Charges”, below). In the case of a partial withdrawal, you can direct NYLIAC to take surrender charges either from the remaining value of the Allocation Options from which the partial withdrawals are made, or from the amount paid to you. If the remaining value in an Allocation Option is less than the necessary surrender charge, we will not process the withdrawal.

When choosing a Surrender Charge Period, you should consider how you intend to use the policy, including whether you intend to invest in the Initial Term Strategies, how the Cap Rates and Flat Rates vary depending on the length of the Initial Term Strategies, how much you invest in the Initial Term Strategies relative to the Investment Divisions, the length of your investment horizon, and your possible need to make withdrawals that exceed the surrender charge free amount during the Surrender Charge Period. These and other factors will affect your potential policy performance and the fees you pay. Your registered representative can help you determine which Surrender Charge Period is appropriate for you. The surrender charge is a percentage (shown in the applicable table below) of the Accumulation Value withdrawn or surrendered. The applicable percentage corresponds to the Policy Year in which you make a partial withdrawal or surrender the policy. The guaranteed maximum surrender charge is 8% percent of the amount withdrawn. The percentage of the surrender charge varies depending upon which Surrender Charge Period you choose.

Amount of Surrender Charge – if you chose the 7-year Surrender Charge Period

Policy Year	Charge
1	8%
2	8%
3	7%
4	6%
5	5%
6	4%
7	3%
8+	0%

Amount of Surrender Charge – if you chose the 6-year Surrender Charge Period

Policy Year	Charge
1	8%
2	8%
3	7%
4	6%
5	5%
6	4%
7+	0%

Amount of Surrender Charge – if you chose the 5-year Surrender Charge Period

Policy Year	Charge
1	8%
2	8%
3	7%
4	6%
5	5%
6+	0%

In no event will the aggregate surrender charge applied under the policy exceed nine percent (9.0%) of the total premium payments.

Exceptions to Surrender Charges

We will not assess a surrender charge:

(a)

on amounts you withdraw in any Policy Year that are less than or equal to the greater of (i) 10% of the Accumulation Value as of the last Policy Anniversary (10% of the premium payment if the withdrawal is made in the first Policy Year) less any prior surrender charge free withdrawals during the Policy Year; or (ii) 10% of the Accumulation Value at the time of withdrawal, less any prior surrender charge free withdrawals during the Policy Year.

(b)	if NYLIAC cancels the policy;

(c)	if you exercise your right to cancel your policy during the Free Look period;

(d)	when we pay proceeds upon the death of the policyowner;

(f)	when you select an Income Payment option involving life income in any Policy Year after the first Policy Anniversary;

(g)

when a required minimum distribution calculated based on the value of this policy is made under a Qualified Policy. (The amount of a required minimum distribution will, however, be included when calculating the amount in item (a), above);

(h)	on withdrawals you make under the Living Needs Benefit/Unemployment Rider or the Living Needs Benefit Rider;

(i)	on monthly or quarterly periodic partial withdrawals made pursuant to Section 72(t)(2)(A)(iv) of the Code; and

(j)	when the aggregate surrender charges under a policy exceed 9.0% of the total premium payments.

Other Charges

(a) Mortality and Expense Risk and Administrative Costs Charge

Prior to the Annuity Commencement Date, we deduct a charge from the assets of the Separate Account to compensate us for certain mortality and expense risks and administrative costs (M&E Charge) we assume under the policies and for providing policy administration services.

For policies with a 5-year surrender charge period, the current and guaranteed M&E Charges are equal on an annual basis to 1.30% of the average daily Variable Accumulation Value.

For policies with a 6-year surrender charge period, the current and guaranteed M&E Charges are equal on an annual basis to 1.25% of the average daily Variable Accumulation Value.

For policies with a 7-year surrender charge period, the current and guaranteed M&E Charges equal on an annual basis to 1.20% of the average daily Variable Accumulation Value.

The mortality risk assumed is the risk that Annuitants as a group will live for a longer time than our actuarial tables predict. As a result, we would be paying more Income Payments than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each policy, will differ from actual mortality experience. Lastly, we assume a mortality risk that, at the time of death, the guaranteed minimum death benefit will exceed the policy’s Accumulation Value. The expense risk assumed is the risk that the cost of issuing and administering the policies will exceed the amount we charge for these services. We expect to make a profit from this charge, which we may use for any purpose.

(b) Fund Charges

The value of the assets of the Separate Account will indirectly reflect the Funds’ total fees and expenses. The Funds’ total fees and expenses are not part of the policy. They may vary in amount from year to year. These fees and expenses are described in detail in the relevant Fund’s prospectus and/or SAI.

Certain Eligible Portfolios may also impose liquidity or redemption fees on withdrawals (including transfers) pursuant to SEC rules, including Rules 2a-7 or 22c-2 under the Investment Company Act of 1940. In such cases, we would administer the Fund fees and deduct them from your Accumulation Value or transaction proceeds.

(c) Transfer Fees

Currently, we do not charge for transfers under the policy. However, we reserve the right to charge up to $30 for each transfer among the Investment Divisions after the first 12 in a given Policy Year, subject to any applicable state insurance law requirements. The charge is to compensate us for the expense of processing the transfer. The transfer charge, if applicable, will be assessed at the time that the transfer is processed. Each time you request a transfer, we will assess the transfer charge, if applicable. Separate requests submitted on the same day will each be treated as separate transfers.

Taxes

NYLIAC may, where premium taxes are imposed by state law, deduct such taxes from your policy either: (i) when a surrender or cancellation occurs, or (ii) at the Annuity Commencement Date. Applicable premium tax rates depend upon such factors as your current state of residency, and the insurance laws and NYLIAC’s status in states where premium taxes are incurred. Current premium tax rates range from 0% to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

We may in the future seek to amend the policies to deduct premium taxes when a premium payment is received.

Under present laws, NYLIAC will also incur state and local taxes (in addition to the premium taxes described above) in several states. NYLIAC may assess charges for such taxes.

NYLIAC does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the Separate Account reserves under the policies. (See “FEDERAL TAX MATTERS.”) Based upon these expectations, no charge is being made currently for corporate federal income taxes which may be attributable to the Separate Account. Such a charge may be made in future years for any federal income taxes NYLIAC incurs.

DISTRIBUTIONS UNDER THE POLICY

Surrenders and Withdrawals

You can make partial withdrawals, periodic partial withdrawals, hardship withdrawals or surrender the policy to receive part or all of the Accumulation Value at any time before the Annuity Commencement Date and while the Annuitant is living. To request a surrender or withdrawal, you can send a written request in Good Order to us at the appropriate address listed in the Contacting NYLIAC section of this Prospectus or utilize any other method we make available. Faxed and e-mailed requests are not currently accepted, but we reserve the right to accept them at our discretion.

If the request is in Good Order, the amount available for withdrawal is the Accumulation Value at the end of the Business Day that we receive the written request, less any surrender charges and taxes that we may deduct. If you have not provided us with a written election not to withhold federal income taxes at the time you make a withdrawal or surrender request, NYLIAC must by law withhold such taxes from the taxable portion of any surrender or withdrawal. We will remit that amount to the federal government. In addition, some states have enacted legislation requiring withholding. You can also request a partial withdrawal online at www.newyorklife.com (if your policy is a New York IndexFlex Variable Annuity policy) or www.newyorklifeannuities.com (if your policy is a New York IndexFlex Variable Annuity- FP Series policy). Currently, online withdrawals cannot exceed limits set by NYLIAC. NYLIAC will pay all surrenders or withdrawals within seven days of receipt of all required information in Good Order (including documents necessary to comply with federal and state tax law), subject to postponement in certain circumstances. (See “DISTRIBUTIONS UNDER THE POLICY—Delay of Payments.”)

Since you assume the investment risk with respect to amounts allocated to the Separate Account and because certain surrenders or withdrawals are subject to a surrender charge and premium tax deduction, the total amount paid upon surrender of the policy (taking into account any prior withdrawals) may be more or less than the total premium payments made.

Surrenders and withdrawals may be taxable transactions, and the Code provides that a 10% penalty tax may be imposed on certain early surrenders or withdrawals. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) In addition, taxable surrenders and withdrawals may be subject to an additional 3.8 percent tax on net investment income. (See “FEDERAL TAX MATTERS—3.8 Percent Tax on Certain Investment Income.”)

(a) Surrenders

We may deduct a surrender charge and any state premium tax, if applicable, from the amount paid.

We will pay the proceeds in a lump sum to you unless you elect a different payment method. If your address or bank account information has been on file with us for less than 30 days, we may require additional verification of your identity, in Good Order, before we will process a request to send surrender proceeds electronically to that bank account or through the mail to that address. For requests to surrender amounts greater than $50,000, we may require a notarized confirmation of the owner(s) signature. (See “DISTRIBUTIONS UNDER THE POLICY—Income Payments.”) Surrenders may be taxable transactions and the 10% penalty tax provisions may be applicable. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”)

If you have Accumulation Value in the Index-linked Account, and you surrender your policy on any date other than a Segment Maturity Date, you will not be credited with interest for any affected Segment.

(b) Partial Withdrawals

The minimum amount that can be withdrawn is $500, unless we agree otherwise. We will withdraw the amount from the Allocation Options in accordance with your request. However, if you do not specify how to allocate a partial withdrawal among the Allocation Options, we will deduct the partial withdrawal on a pro-rata basis from each of the Investment Divisions, Index-linked Strategies and/or the Fixed Account under your policy. Partial withdrawals from the Fixed Account will occur in the following sequence: first from the portion of the Fixed Account Accumulation Value attributed to the initial Premium Payment, then from the portion of the Fixed Account Accumulation Value attributed to subsequent transfers, in the order received.

If a surrender charge applies to your partial withdrawal, unless you instruct us otherwise, surrender charges will be included in the amount we deduct from your Accumulation Value. They will be taken pro rata from each Allocation Option. You may, however, request to have the withdrawal deducted without including surrender charges. If you so request, the surrender charges will be deducted from the payment we make to you.

Your requested partial withdrawal will be effective on the date we receive your request in Good Order at the VPSC or at www.newyorklife.com (if your policy is a New York Life IndexFlex Variable Annuity policy), or the New York Life Annuities Service Center, or www.newyorklifeannuities.com (if your policy is a New York Life IndexFlex Variable Annuity – FP Series policy). However, if that day is not a Business Day or if your request is received after the close of the NYSE, then the requested partial withdrawal will be effective on the next Business Day. Generally, we will pay the partial withdrawal within seven days of that date. Partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”)

If the requested partial withdrawal is equal to the value in any of the Allocation Options from which the partial withdrawal is being made, we will pay the entire value of that Allocation Option, less any surrender charge that may apply to you. If honoring a partial withdrawal request would result in an Accumulation Value that would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy and pay you the Accumulation Value in a single sum, subject to any applicable state insurance law or regulation. We will notify you of our intention to exercise this right. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum.

Also note that partial withdrawal requests for amounts greater than $50,000 must be received in Good Order and we may require a notarized confirmation of the Owner(s) signature. If your address or bank account information has been on file with us for less than 30 days, we may require the request in writing or require additional verification of your identity, in a means acceptable to us, before we will process a request to send partial withdrawal proceeds electronically to that bank account or through the mail to that address. In addition, partial withdrawal requests made from policies that are less than 90 days old or that had an ownership change within 30 days of such partial withdrawal request must be made in writing and sent to us at one of the addresses noted in the “Contacting NYLIAC” section of this Prospectus. Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion.

Any amount withdrawn from a Segment in the Index-linked Account will not be included in the calculation of the Index-linked Credit on the Segment Maturity Date. The Index-linked Credit will be calculated based on the Segment Value on the Segment Maturity Date.

(c) Periodic Partial Withdrawals

You may elect to receive regularly scheduled partial withdrawals from the policy. These periodic partial withdrawals may be paid on a monthly, quarterly, semi-annual, or annual basis. You will elect the frequency of the withdrawals and the day of the month for the withdrawals to be made (may not be the 29th, 30th or 31st of a month). We will make all withdrawals on the day of each calendar month you specify, or on the next Business Day (if the day you have specified is not a Business Day or does not exist in that month). To process Periodic Partial Withdrawals, you must send a written request in Good Order to us at one of the addresses listed for your policy in the “Contacting NYLIAC” section of this Prospectus. NYLIAC must receive a request in writing no later than five Business Days prior to the date the withdrawals are to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the withdrawals will begin on the day of the month you specify in the month following the receipt of your request. Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion. You must specify the Allocation Options from which the periodic partial withdrawals will be made. The minimum periodic partial withdrawal amount under this feature is $100, or such lower amount as we may permit. The minimum balance that must remain in an Investment Division or a Segment after a partial withdrawal is $500. The minimum balance that must remain in the Fixed Account after a partial withdrawal is $25. Periodic partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) If you do not specify otherwise, we will withdraw money on a pro-rata basis from each Investment Division, Segment and/or the Fixed Account.

Required Minimum Distribution Option

As of January 1, 2020, the age when required distributions must begin for IRAs and SEP IRAs has increased from age 70 1⁄2 to 72. This change only applies if you attained age 70 1⁄2 on or after January 1, 2020. For IRAs and SEP IRAs, the policyowner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 72. For Inherited IRAs, a policyowner who is an Eligible Designated Beneficiary is required to take the first required minimum distribution on or before December 31 of the calendar year following the year of the original owner’s death.

The CARES Act waives the required minimum distribution rules for calendar year 2020 for IRAs described in Code Section 408. In addition, distributions which are required to be made in calendar year 2020 by reason of a required beginning date occurring in such calendar year and such distribution not having been made before January 1, 2020 are also waived.

Please note that as with any withdrawal from the Index-linked Account, withdrawals from the Index-linked Account in connection with a Required Minimum Distribution will reduce any future Index-linked Credits for the Segment from which you made the withdrawal.

Our Right to Cancel

If as a result of partial withdrawals or other withdrawals made under a rider to this policy, the Accumulation Value of your policy would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy subject to any applicable state insurance law or regulation. We will notify you of our intention to exercise this right when we receive your request to begin Income Payments under the Policy. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum. For more information about our right to cancel policies issued in New York, see Appendix 2.

Annuity Commencement Date

The Annuity Commencement Date is the date specified on the Policy Data Page. Usually, this is the date you attain age 95. The Annuity Commencement Date is the day that Income Payments are scheduled to commence (sometimes referred to as annuitization of the policy) unless the policy has been surrendered or an amount has been paid as proceeds to the designated Beneficiary prior to that date. The earliest possible Annuity Commencement Date is the first Policy Anniversary. If we agree, you may change the Annuity Commencement Date to an earlier date. If we agree, you may also defer the Annuity Commencement Date to a later date, which could be as late as the date you attain age 115, provided that we receive notice in a form acceptable to us of the request at least one month before the last selected Annuity Commencement Date, and that applicable state law permits a deferral to such date. Requests to change or defer the Annuity Commencement Date to a later date should be sent to one of the addresses applicable to your policy listed in the “Contacting NYLIAC” section of this Prospectus.

The Annuity Commencement Date and Income Payment method for Qualified may also be controlled by endorsements, the plan, or applicable law.

Death Before Annuity Commencement

If the Owner dies prior to the Annuity Commencement Date, we will pay as proceeds to the designated Beneficiary, an amount equal to the greater of the Accumulation Value or the Return of Premium Death Benefit as of the date we receive proof of death and all other required information in Good Order at one of the applicable addresses listed in the “Contacting NYLIAC” section of this Prospectus.

With a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) For policies owned by a grantor trust, all of whose grantors are individuals, benefits will be paid upon the death of any grantor.

If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion from each Allocation Option in which the policy is invested as of the date we receive proof of death and all requirements necessary to make the payment to that Beneficiary. The balance in the policy after paying each Beneficiary will remain in each Allocation Option in which the policy was invested as of the date we received proof of death. . Due to market fluctuations, any remaining Accumulation Value in the Investment Divisions may increase or decrease. On any Segment Maturity Date an Index-linked Credit may be payable on any remaining Segment Value. We therefore may pay subsequent Beneficiaries a different amount. Beneficiary(ies) may not make transfers between Investment Divisions, any Index-linked Account Strategy, the Fixed Account or any other investment option that we may offer at any time.

We will make payments in a lump sum to the Beneficiary unless you have elected or the Beneficiary elects otherwise in a signed written notice in Good Order. If such an election is properly made, we will apply all or part of these proceeds:

(i)	under a Life Income Payment option to provide an immediate annuity for the Beneficiary who will be the policyowner and Annuitant; or

(ii)	under another Income Payment option we may offer at the time.

Payments under the annuity or under any other method of payment we make available must be for the life of the Beneficiary, or for a number of years that is not more than the life expectancy of the Beneficiary at the time of the policyowner’s death (as determined for federal tax purposes), and must begin within one year after the policyowner’s death. (See “DISTRIBUTIONS UNDER THE POLICY—Income Payments.”)

If your spouse (as defined under Federal law) is designated as the sole primary Beneficiary, we can pay the proceeds to the surviving spouse if you die before the Annuity Commencement Date or the policy can continue with the surviving spouse as (a) the new policyowner and, (b) the Annuitant, if you were the Annuitant. For policies with one Annuitant, if the Annuitant is not an Owner and the Annuitant dies before the Annuity Commencement Date, when we receive proof of death for the Annuitant, the Owner will become the Annuitant, and the policy will continue. If the policy is jointly owned, the first Owner named will become the Annuitant. For more information about spousal continuance for policies issued in New Jersey, see “Appendix 2 – STATE VARIATIONS”.

We will make any distribution or application of policy proceeds within 7 days after VPSC (if your policy is a New York Life IndexFlex Variable Annuity policy) or the New York Life Annuities Service Center (if your policy is a New York Life IndexFlex Variable Annuity- FP Series policy) receives all documents (including documents necessary to comply with federal and state tax law) in connection with the event or election that causes the distribution to take place at one of the applicable addresses listed in the “Contacting NYLIAC” section of this Prospectus, subject to postponement in certain circumstances. (See “DISTRIBUTIONS UNDER THE POLICY—Delay of Payments.”)

Income Payments

(a) Election of Income Payment Options

On the Annuity Commencement Date, the Accumulation Value will be applied to provide a monthly Income Payment. Unless you otherwise instruct us, we will make Income Payments under the Life Income – Guaranteed Period Payment Option, under which you will receive equal Income Payments for your lifetime or for 10 years, if you die before receiving 10 years of Income Payments. (See “ANNUITY PAYMENTS” in the Statement of Additional Information.) For each Segment in the Index-linked Account on the Annuity Commencement Date, we will calculate any Index-linked Credit using the Annuity Commencement Date as the Segment Maturity Date. If an Index-linked Credit is payable, it will be adjusted by multiplying it by the number of days from the Segment Start Date to the Annuity Commencement Date, then dividing by the number of days from the Segment Start Date to the original Segment Maturity Date. If the result is greater than zero, it will be applied as an Index-linked Credit to the Segment Value on the Annuity Commencement Date. No Index-linked Credit will be paid with a partial annuitization.

On or before the Annuity Commencement Date, you can elect to receive Income Payments under such other option we may offer at that time where permitted by state laws.

We will require that a lump sum payment be made if the Accumulation Value is an amount that would provide Income Payments of less than $20 a month on the Annuity Commencement Date. If the Life Income – Guaranteed Period Payment Option is not chosen, you may change the Income Payment Option or request any other method of payment we agree to at any time before the Annuity Commencement Date. To change the Income Payment option or to request another method of payment prior to the Annuity Commencement Date, you must send a written request in Good Order to the applicable address for your policy listed in the “Contacting NYLIAC” section of this Prospectus. However, once payments begin, you may not change the option. If a life Income Payment option is chosen, we may require proof of birth date before Income Payments begin. For Income Payment options involving life income, the actual age of the Annuitant(s) will affect the amount of each payment. Since payments based on older Annuitants are expected to be fewer in number, the amount of each annuity payment should be greater. We will make payments under the Life Income Guaranteed Period Payment Option in the same specified amount and over the life of the Annuitant(s) with a guarantee of 10 years of payments, even if an Annuitant dies sooner. NYLIAC does not currently offer variable Income Payment options.

A policyholder may elect to apply a portion of the Accumulation Value toward one of the Income Payment options we may offer, while the remainder of the policy continues to accumulate income on a tax-deferred basis. This is called a partial annuitization. A partial annuitization will reduce the benefits provided under the policy. The Accumulation Value will be reduced by the amount placed under one of the Income Payment options we may offer. Under a partial annuitization, the policy’s Accumulation Value, any riders under the policy and any charges assessed will be treated the same as they would under any other withdrawal from the policy’s Accumulation Value, except that surrender charges will not be assessed. (See “FEDERAL TAX MATTERS.”) Partial annuitization is not available for Inherited Roth IRA policies.

Under Income Payment options involving life income, the Payee may not receive Income Payments equal to the total premium payments made under the policy if the Annuitant dies before the actuarially predicted date of death. We base Income Payment options involving life income on annuity tables that vary on the basis of gender, unless the policy was issued in a state which requires unisex rates.

Taxable Income Payments may be subject to an additional 3.8 percent tax on net investment income. (See “FEDERAL TAX MATTERS—3.8 Percent Tax on Certain Investment Income.”)

(b) Proof of Survivorship

We may require satisfactory proof of survival from time to time, before we pay any Income Payments or other benefits. We will request the proof at least 30 days prior to the next scheduled payment date.

Delay of Payments

We will pay any amounts due from the Separate Account under the policy within seven (7) days of the date we receive all documents (including documents necessary to comply with federal and state tax law) in connection with a payment request at VPSC or the New York Life Annuities Service Center, as applicable. The addresses are listed in the “Contacting NYLIAC” section of this Prospectus.

Situations where payment may be delayed:

1.	We may delay payment of any amounts due from the Separate Account under the policy and transfers among Investment Divisions during any period that:

(a)

The New York Stock Exchange (“NYSE”) is closed, for other than usual weekends or holidays; trading is restricted by the Securities and Exchange Commission (SEC); or the SEC declares that an emergency exists as a result of which it is not reasonably practical to dispose of securities in an Eligible Portfolio or to fairly determine the value of the assets of an Eligible Portfolio;

(b)	The SEC, by order, permits us to delay payment in order to protect our policyowners; or

(c)	The check used to pay the premium has not cleared through the banking system. This may take up to fifteen (15) days.

2.

We may delay payment of any amounts due from the Fixed Account and/or the Index-linked Account. When permitted by law, we may defer payment of any partial withdrawal or full surrender request for up to six months from the date of surrender from the Fixed Account and/or the Index-linked Account. We will pay interest of at least 1.0% per year on any partial withdrawal or full surrender request deferred for 30 days or more. For more information about when interest is payable for policies issued in New York, see Appendix 2.

3.

Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or “freeze” a policy. If these laws apply in a particular policy(ies), we would not be allowed to pay any request for transfers, partial withdrawals, surrenders or death benefits. If a policy or an account is frozen, the Accumulation Value would be moved to a special segregated interest-bearing account and held in that account until we receive instructions from the appropriate federal regulator.

Designation of Beneficiary

You may select one or more Beneficiaries and name them in the application. Thereafter, before the Annuity Commencement Date and while you are living, you may change the Beneficiary by written notice in Good Order sent to one of the applicable addresses listed in the “Contacting NYLIAC” section of this Prospectus, at www.newyorklife.com or newyorklifeannuities.com, as applicable, or you can utilize any other method we make available. If before the Annuity Commencement Date, the Annuitant dies while you are still living, you will become the new Annuitant under the policy. If you are the Annuitant, the proceeds pass to your Beneficiary.

If no Beneficiary for any amount payable, or for a stated share, survives you, the right to this amount or this share will pass to your estate. Payment of the proceeds will be made in a single sum to your estate. If any Beneficiary dies at the same time as you, or within fifteen (15) days after your death, but before we receive proof of death and all claim information in Good Order, we will pay any amount payable as though the Beneficiary died before you did. If you have designated only one Beneficiary, this could mean that the proceeds will be payable to your estate.

Every state has unclaimed property laws, which generally declare an annuity policy to be abandoned after a period of inactivity of three to five years from the policy’s maturity date or the date the death benefit is due and payable. If, after a thorough search, we are unable to locate you after your policy’s Annuity Commencement Date, or if we are unable to locate your Beneficiary if you die before the Annuity Commencement Date, or you or the Beneficiary do not come forward to claim the policy proceeds or death benefit in a timely manner, the proceeds or death benefit may be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the annuitant last resided, as shown on our books and records, or to Delaware (our state of domicile). This escheatment is revocable, however, and the state is obligated to pay back the escheated amount if you or your beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designation, including addresses, if and as they change. Please contact us at 1-800-598-2019 if your policy is a New York Life IndexFlex Variable Annuity policy, or 1-800-762-6212, if your policy is a New York Life IndexFlex Variable Annuity – FP Series policy, or send written notice to one of the addresses in the “Contacting NYLIAC” section of the Prospectus.

THE INDEX-LINKED ACCOUNT

Amounts in the Index-linked Account are eligible to earn interest, in the form of an Index-linked Credit, based on the Interest Crediting Method you choose. Index-linked Credits are not guaranteed. Returns on an investment in the Index-linked Account are affected by fluctuations in the securities markets, but you cannot lose money in the Index-linked Account.

The Index-linked Account is part of NYLIAC’s general account, which includes all NYLIAC’s assets except those specifically allocated to NYLIAC’s separate accounts. NYLIAC has sole discretion to invest the assets of the Index-linked Account.

We have not registered the Index-linked Account with the SEC. Disclosures about the Index-linked Account are, however, subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus.

We believe that the policies are in compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Index-linked Account qualifies for an exemption from registration under the federal securities laws because, as a NYLIAC general account investment option, its value does not vary according to the performance of a separate account. In addition, the policies in which the Index-linked Account is offered satisfy standard non-forfeiture laws. Accordingly, NYLIAC has a reasonable basis for concluding that the Index-linked Account provides sufficient guarantees of principal and interest through the Company’s general account to qualify for an exemption from registration under Section 3(a)(8) of the Securities Act of 1933.

Initial Term Strategies. When you purchase the policy, you can choose to allocate all or a portion of your premium among four different Initial Term Strategies. An Initial Term Strategy is made up of a series of consecutive Segments with the same Interest Crediting Method, Index, and Cap Rate or Flat Rate. The number of Segments will equal the number of years in the Surrender Charge Period for your policy (5, 6, or 7 years). For more information about Surrender Charges, see the “CHARGES AND DEDUCTIONS – Surrender Charges” section of this Prospectus. You choose the Interest Crediting Method and Index for each Initial Term Strategy when you purchase a policy. The first Segment of an Initial Term Strategy begins on the Policy Issue Date, and each subsequent Segment begins on the Policy Anniversary Date. The Cap Rates and the Flat Rates for the Initial Term Strategies will be shown in the Policy Data Pages.

The Interest Crediting Method, Index and Cap Rate or Flat Rate does not change throughout an Initial Term Strategy. However, on any Segment Maturity Date while an Initial Term Strategy is in effect, you can transfer the Segment Value to another available Allocation Option. In contemplating any such transfer, please note that while an Initial Term Strategy is in effect, the Cap Rates and Flat Rates for the Recurring Term Strategies will never exceed the Cap Rates and/or Flat Rates for the Initial Term Strategy(ies) listed on the Policy Data Page. For more information about how to transfer from an Initial Term Strategy to another Allocation Option, see “THE POLICY – Transfers”.

On the Segment Maturity Date of the final Segment of an Initial Term Index-linked Strategy, the Segment Value, including any Index-linked Credit, will be transferred automatically to a Recurring Term Strategy with the same Interest Crediting Method and Index, at the Cap Rate or Flat Rate in effect as of the Segment Maturity Date, unless you request otherwise during the period beginning 30 calendar days prior to the Segment Maturity Date. If we do not offer a such a Recurring Term Segment, we will transfer the Segment Value to the Fixed Account. You will be notified at least 30 days before the Segment Maturity Date that this automatic transfer will be occurring. The notification will explain your options, including that you can cancel the automatic transfer if we receive your request in Good Order no later than five Business Days after the Segment Maturity Date. You can contact us (see “Contacting NYLIAC”) or contact your registered representative directly to get information about the Cap Rates and Flat Rates in effect on the Segment Maturity Date.

Recurring Term Strategies. Beginning the day after the Policy Date, amounts transferred to the Index-linked Account from an Investment Division or the Fixed Account are invested in a Recurring Term Strategy. Amounts transferred on the Segment Maturity Date from another Recurring Term Strategy, or from an Initial Term Strategy, are invested in a new Recurring Term Strategy. A Recurring Term Strategy consists of one Segment, with the Interest Crediting Method and Index you choose, and the Cap Rate or Flat Rate in effect on the Segment Start Date. For transfers from the Investment Divisions or the Fixed Account, the Segment Start Date for a Recurring Term Strategy is the transfer date. For transfers from another Segment in the Index-linked Account, the Segment Start Date is the same as the Segment Maturity Date of the preceding Segment. On the Segment Maturity Date for each Recurring Term Strategy, the Segment Value, including any Index-linked Credit, will be transferred automatically to a new Recurring Term Strategy with the same Interest Crediting Method and Index, at the Cap Rate or Flat Rate in effect as of the Segment Maturity Date, unless you request a transfer to another Allocation Option during the period beginning 30 calendar days prior to the Segment Maturity Date. You will be notified at least 30 days before the Segment Maturity Date that this automatic transfer will be occurring. The notification will explain your options, including that you can cancel the automatic transfer if we receive your request in Good Order no later than five Business Days after the Segment Maturity Date. You can contact us (see “Contacting NYLIAC”) or contact your registered representative directly to get information about the Cap Rates and Flat Rates in effect on the Segment Maturity Date. The Segment Start Date for each Segment in a Recurring Term Strategy created by an automatic transfer is the same day as the Segment Maturity Date of the originating Segment. For more information about how to request a transfer from a Recurring Term Strategy to another Allocation Option, see “THE POLICY – Transfers”. Cap Rates and Flat Rates for the Recurring Term Strategies are declared periodically by NYLIAC. Cap Rates and Flat Rates for the Recurring Term Strategies will never be less than the minimum amount guaranteed in your policy. During the Surrender Charge Period, the Cap Rates and the Flat Rates for the Recurring Term Strategies will never exceed the rates on the Policy Data Page applicable to the similar Initial Term Strategies.

You cannot have more than 20 active individual Segments at one time in your Policy. This means you cannot transfer into the Index-linked Account if there are already 20 active Segments in your Policy’s Index-linked Account.

Interest Crediting Methods. The Index-linked Credit for each Segment in the Index-linked Account is based on Index Performance (without dividends) between the Segment Start Date and the Segment Maturity Date, using the Interest Crediting Method you choose. The Index-linked Credit, if applicable, is a percentage of the Segment Value on the Segment Maturity Date. It is possible to receive no Index-linked Credit on your accumulation in a Segment.

Index Performance is calculated as follows:

We currently offer two Interest Crediting Methods.

Cap Rate Method: The Cap Rate Method applies an Index-linked Credit using the Index Performance, if the Index Performance does not exceed the Cap Rate. If the Index Performance exceeds the Cap Rate, the Index-linked Credit will use the Cap Rate. For example, if the Index Performance is 10%, and the Cap Rate is 3%, we will use 3% for the Index-linked Credit. If the Segment Value on the Segment Maturity Date were $10,000, we would apply an Index-linked Credit of $300 (3% of $10,000). If the Index Performance is 2% and the Cap Rate is 3%, we will use 2% in calculating the Index-linked Credit. If the Segment Value on the Segment Maturity Date were $10,000, we would apply an Index-linked Credit of $200 (2% of $10,000). If the Index Performance is 0% or negative, we will not credit any interest, but we will not deduct negative performance from your Segment Value.

Flat Rate Method: The Flat Rate Method applies an Index-linked Credit using the Flat Rate, if the Index Performance is equal to or greater than 0%. For example, if the Index Performance is 10%, and the Flat Rate is 2%, the Index-linked Credit will use 2%. If the Index Performance is 1%, the Index-linked Credit will also use 2%. In both examples, if the Segment Value on the Segment Maturity Date is $10,000, we would apply an Index-linked Credit of $200 (2% of $10,000). If the Index Value is lower on the Segment Maturity Date than on the Segment Start Date, we will not apply an Index-linked Credit on the Segment Maturity Date, but we will not deduct negative performance from your Segment Value.

Because Index Performance is calculated based on the change in Index Value from the Segment Start Date to the Segment Maturity Date, Index Performance on the Segment Maturity Date could be flat or negative, even if Index Performance has been positive during most of the Segment.

If an Index Value is not published for a date on which a calculation is made, the Index Value for that date will be the next published Index Value.

In deciding whether to use a Cap Rate or a Flat Rate, you should consider that Flat Rates are generally lower than Cap Rates.

•

Cap Rates will always be higher than the Flat Rates available at the same time. This means you may potentially receive a higher Index-linked Credit under a Cap Rate Strategy than under a Flat Rate Strategy, but you could also receive a lower Index-linked Credit under the Cap Rate Strategy than under the Flat Rate Strategy, if the Index Performance is flat or only slightly positive on the Segment Maturity Date.

•

Flat Rates will always be lower than the Cap Rates available at the same time. This means you may potentially receive a lower Index-linked Credit using the Flat Rate Method than using the Cap Rate Method, but you could also receive a higher Index-linked Credit with the Flat Rate Method if the index performance is flat or only slightly positive on the Segment Maturity Date. (See “Examples”, below.)

Please note that, the way we calculate the Index-linked Credit for a Segment is different from the way Accumulation Value allocated to an Investment Division, such as the MainStay VP MacKay S&P 500 ®Index Portfolio, is calculated. The investment strategy of the MainStay VP MacKay S&P 500® Index Portfolio is to invest at least 80% of its assets in equity securities of companies that are included in the S&P 500® Index. Accumulation Value allocated to the MainStay VP MacKay S&P 500® Index Investment Division is valued daily based on the net asset value of the underlying MainStay VP MacKay S&P 500® Index Portfolio. The Investment Division’s value reflects the change in the underlying portfolio’s net asset value.

Indexes: You can choose one of the following Indexes for each Index-linked Strategy:

•

S&P 500® Index (Price Return Index). The S&P 500® Index includes 500 large cap stocks from leading companies in leading industries of the U.S. economy, capturing approximately 80% coverage of U.S. equities. The S&P 500® Index (Price Return Index) does not include dividends declared by any of the companies in the Index.

The S&P 500® is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”) and has been licensed for use by NYLIAC. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); The Index-linked Account is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Index.

•

Russell 2000® Index (Price Return Index). The Russell 2000® Index measures the performance of the small cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 2000® Index includes approximately 2000 of the smallest securities based on a combination of their market capitalization and current index membership. The Russell 2000® Index (Price Return Index) does not include dividends declared by any of the companies in the Index.

See Appendix 1 for more information about the Indexes.

You should note the following:

•

We may eliminate or substitute a comparable Index if the Index is no longer published, if the licensing agreement for the Index expires, if the cost of providing the investment on the Index becomes too high, if the calculation of the Index is changed substantially, or if we are unable to utilize the Index in the manner intended.

•

We reserve the right to discontinue an Index in the middle of a Segment. If we discontinue an Index prior to a Segment Maturity Date and substitute a similar index, your Segment Value will remain in the Segment and the new Index will be used by the Interest Crediting Method as if the new Index had been in use since the Segment Start Date. If this happens, Index returns will be different from what you may have expected at the beginning of the Segment. Changing the Index will not affect the guaranteed Cap Rates or Flat Rates for any Segment you hold at the time of the change.

•	We will notify you if we replace an Index.

•

We will select a replacement Index in our sole discretion, based on the availability of the Index and our ability to purchase the necessary underlying securities or hedging instruments, and subject to approval by state insurance regulators.

Investments in the Index-linked Account do not directly participate in the returns of the Indexes or the component securities of the Indexes, and do not receive any dividends payable on those securities. Index Performance would be higher if it included the dividends from the component securities.

Any amount withdrawn from a Segment in the Index-linked Account will not be included in the calculation of the Index-linked Credit on the Segment Maturity Date. The Index-linked Credit will be calculated based on the Segment Value on the Segment Maturity Date. If you annuitize during a Segment, we will consider the annuitization date to be the Segment Maturity Date.

Interest Crediting Process, and Examples of Interest Crediting

We determine the amount of the Index-linked Credit based on the Segment Value on the Segment Maturity Date, or, if a Segment ends on a day that is not a Business Day, on the first Business Day after the Segment Maturity Date.

Index-linked Credits will be applied on the Segment Maturity Date or, if a Segment ends on a day that is not a Business Day, on the first Business Day after the Segment Maturity Date. You will not be eligible for an Index-linked Credit for any Segment that terminates before the Segment Maturity Date in connection with a partial withdrawal, surrender or upon receipt of a request for a death benefit in Good Order from your Beneficiary. In connection with annuitization of the full Accumulation Value, you will receive a pro-rated Index-linked Credit using the Annuity Commencement Date as the Segment Maturity Date.

If an additional premium was allocated to a Segment during the 90-day period following the Policy Issue Date, we will consider that premium to have been received on the Policy Issue Date when crediting interest on the first Policy Anniversary.

Below is an example that shows how we credit interest in the 5-Year Initial Term Strategy with a Cap Rate, using the S&P 500® Index.

Assumptions:

•	An Initial Term Strategy with $10,000 Accumulation Value and a 5-year guarantee period was created on 1/1/2015.

•	There are no deductions for Policy charges.

•	The Cap Rate is 3% for all Segments.

•	The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Segment Start Date	1/1/2015	1/1/2016	1/1/2017	1/1/2018	1/1/2019
Segment Maturity Date	1/1/2016	1/1/2017	1/1/2018	1/1/2019	1/1/2020
Amount at Start of Segment	$10,000.00	$10,000.00	$10,300.00	$10,609.00	$10,609.00
Starting Index Value	2,058.20	2,012.66	2,257.83	2,695.81	2,510.03
Ending Index Value	2,012.66	2,257.83	2,695.81	2,510.03	3,257.85
Index Performance	-2.21%	12.18%	19.40%	-6.89%	29.79%
Index-linked Credit Amount	$0	$300.00	$309.00	$0	$318.27
Segment Value after Index-linked Credit	$10,000.00	$10,300.00	$10,609.00	$10,609.00	$10,927.27

Below is an example that shows how we credit interest in the 5-Year Initial Term Strategy with a Flat Rate, using the S&P 500® Index.

Assumptions:

•	An Initial Term Strategy with $10,000 and a 5-year guarantee period was created on 1/1/2015.

•	There are no deductions for policy charges.

•	The Flat Rate is 2% for all Segments.

•	The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Segment Start Date	1/1/2015	1/1/2016	1/1/2017	1/1/2018	1/1/2019
Segment Maturity Date	1/1/2016	1/1/2017	1/1/2018	1/1/2019	1/1/2020
Amount at Start of Segment	$10,000.00	$10,000.00	$10,200.00	$10,404.00	$10,404.00
Starting Index Value	2,058.20	2,012.66	2,257.83	2,695.81	2,510.03
Ending Index Value	2,012.66	2,257.83	2,695.81	2,510.03	3,257.85
Index Performance	-2.21%	12.18%	19.40%	-6.89%	29.79%
Index-linked Credit Amount	$0	$200.00	$204.00	$0	$208.08
Segment Value after Index-linked Credit	$10,000.00	$10,200.00	$10,404.00	$10,404.00	$10,612.08

THE FIXED ACCOUNT

The Fixed Account is part of NYLIAC’s general account, which includes all NYLIAC’s assets except those specifically allocated to NYLIAC’s separate accounts. NYLIAC has sole discretion to invest the assets of the Fixed Account.

The Fixed Account is not registered under the federal securities laws and is generally not subject to their provisions. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account. These disclosures regarding the Fixed Account may be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

If the five-year Constant Maturity Treasury Rate, less 125 basis points, is below 3%, we may refuse the allocation of all or a portion of your Premium Payment to the Fixed Account.

(a) Interest Crediting

NYLIAC guarantees that it will credit interest at an annual effective rate of at least the minimum guaranteed interest rate stated on the Policy Data Page of your policy, to amounts allocated or transferred to the Fixed Account under the policies. As of the date of this Prospectus, the guaranteed minimum interest rate is 0.05%. Please contact your registered representative for the current guaranteed minimum interest rate. We credit interest on a daily basis. NYLIAC may, at its sole discretion, credit a higher rate or rates of interest to amounts allocated or transferred to the Fixed Account.

Interest rates will be set on the anniversary of each premium payment or transfer. All premium payments, and additional amounts (including transfers from the Investment Divisions or the Index-linked Account) allocated to the Fixed Account, plus prior interest earned on such amounts, will receive their applicable interest rate for one-year periods from the anniversary on which the allocation or transfer was made. The Fixed Account Accumulation Value will never be less than the Fixed Account portion of the Nonforfeiture Value.

(b) Transfers between the Fixed Account, the Index-linked Account or the Investment Divisions

Generally, you may transfer amounts from the Fixed Account to the Investment Divisions or a Recurring Term Strategy at any time up to thirty days before the Annuity Commencement Date. Transfers are subject to the following conditions:

1. The maximum amount you can transfer from the Fixed Account to another Allocation Option is 25% of the amount equal to a minus b, where a is the highest attained Fixed Account Accumulation Value as of the beginning of each Policy Year, and b is the total of all amounts previously transferred out of the Fixed Account that Policy Year. When the Fixed Account Accumulation Value is zero, all previous Fixed Account Accumulation values are disregarded, and amount allocated to the Fixed Account will then be considered the highest attained Fixed Account Accumulation Value until a subsequent anniversary results in a higher balance.

2. The remaining value in the Fixed Account after a transfer from the Fixed Account to another Allocation Option must be at least $25. If, after a contemplated transfer, the remaining value in the Fixed Account would be less than $25, that amount must be included in the transfer, unless NYLIAC in its discretion permits otherwise. We determine amounts transferred from the Fixed Account on a first-in, first-out (FIFO) basis, for purposes of determining the rate at which we credit interest on amounts remaining in the Fixed Account.

You may not transfer money into the Fixed Account if you made a transfer out of the Fixed Account during the previous six-month period.

You must make transfer requests in writing in Good Order and sent to VPSC, if you have a New York Life IndexFlex Variable Annuity policy, or the New York Life Annuities Service Center, if you have a New York Life IndexFlex Variable Annuity – FP Series policy, at one of the addresses listed in the “Contacting NYLIAC” section of this Prospectus, or by telephone in accordance with established procedures or through our online service at www.newyorklife.com or www.newyorklifeannuities.com, as applicable. Faxed and e-mailed requests are not currently acceptable; however, we reserve the right to accept them at our discretion.

We will deduct partial withdrawals and apply any surrender charges to the Fixed Account on a FIFO basis (i.e., from any value in the Fixed Account attributable to transfers from another Allocation Option in the same order in which you allocated such payment or transfers to the Fixed Account during the life of the policy).

FEDERAL TAX MATTERS

Introduction

The following discussion is general and is not intended as tax advice. We issue both Qualified and Non-Qualified Policies. Both types of policies offer tax-deferred accumulation. A Non-Qualified Policy can provide for retirement income other than through a tax-qualified plan. Qualified Policies are designed for use by individuals in retirement plans which are intended to qualify as plans qualified for special income tax treatment under Sections 219, 403(b), 408 or 408A of the Code. The ultimate effect of federal income taxes on the Accumulation Value, on Income Payments and on the economic benefit to you, the Annuitant or the Beneficiary depends on the type of retirement plan for which the Qualified Policy is purchased, on the tax and employment status of the individual concerned and on NYLIAC’s tax status. The following discussion assumes that Qualified Policies are used in retirement plans that qualify for the special federal income tax treatment described above. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a policy. Any person concerned about these tax implications should consult a tax adviser before making a premium payment. This discussion is based upon NYLIAC’s understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. We cannot predict the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service, which may change from time to time without notice. Any such change could have retroactive effects regardless of the date of enactment. Moreover, this discussion does not take into consideration any applicable state or other tax laws except with respect to the imposition of any state premium taxes. We suggest you consult with your tax adviser.

Taxation of Annuities in General

The following discussion assumes that the policies will qualify as annuity contracts for federal income tax purposes. The Statement of Additional Information discusses such qualifications.

Section 72 of the Code governs taxation of annuities in general. NYLIAC believes that an annuity policyowner generally is not taxed on increases in the value of a policy until distribution occurs either in the form of a lump sum received by withdrawing all or part of the Accumulation Value (i.e., surrenders or partial withdrawals) or as Income Payments under the Income Payment option elected. The exception to this rule is that generally, a policyowner of any deferred annuity policy who is not a natural person must include in income any increase in the excess of the policyowner’s Accumulation Value over the policyowner’s investment in the contract during the taxable year. However, there are some exceptions to this exception. You may wish to discuss these with your tax counsel. The taxable portion of a distribution (in the form of an annuity or lump sum payment) is generally taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution.

In the case of a withdrawal or surrender distributed to a participant or Beneficiary under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the contract to the total policy value. The “investment in the contract” generally equals the portion, if any, of any premium payments paid by or on behalf of an individual under a policy which is not excluded from the individual’s gross income. For policies issued in connection with qualified plans, the “investment in the contract” can be zero. The law requires the use of special simplified methods to determine the taxable amount of payments that are based in whole or in part on the Annuitant’s life and that are paid from TSAs.

Generally, in the case of a withdrawal under a Non-Qualified Policy before the Annuity Commencement Date, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the “investment in the contract” at that time. Any additional amount withdrawn is not taxable. On the other hand, upon a full surrender of a Non-Qualified Policy, if the “investment in the contract” exceeds the Accumulation Value (less any surrender charges), the loss is treated as an ordinary loss for federal income tax purposes. However, limitations may apply to the amount of the loss that may be deductible.

Although the tax consequences may vary depending on the Income Payment option elected under the policy, in general, only the portion of the Income Payment that represents the amount by which the Accumulation Value exceeds the “investment in the contract” will be taxed. After the investment in the Policy is recovered, the full amount of any additional Income Payments is taxable. For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the “investment in the contract” bears to the total expected value of the Income Payments for the term of the payments. However, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant’s final tax return.

Effective for amounts received in taxable years beginning after December 31, 2010, a policyowner may elect to apply a portion of the Accumulation Value towards one of the Income Payment options we may offer, while the remainder of the policy continues to accumulate income on a tax-deferred basis. This is called a partial annuitization. If a policyowner chooses to partially annuitize a policy, the resulting payments will be taxed as fixed Income Payments described above, only if such payments are received for one of the following periods: (1) the annuitant’s life (or the lives of the joint annuitants, if applicable), or (2) a period of 10 years or more. Provided such requirements are met, the “investment in the contract” will be allocated pro rata between each portion of the policy from which amounts are received as an annuity and the portion of the policy from which amounts are not received as an annuity.

In the case of a distribution, a penalty tax equal to 10% of the amount treated as taxable income may be imposed. The penalty tax is not imposed in certain circumstances, including, generally, distributions: (1) made on or after the date on which the policyowner attains age 59 1⁄2, (2) made as a result of the policyowner’s (or, where the policyowner is not an individual, the Annuitant’s) death, (3) made as a result of the policyowner’s disability, (4) which are part of a series of substantially equal periodic payments (at least annually) made for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and his or her designated beneficiary, or (5) received from an Inherited IRA. Other tax penalties may apply to certain distributions pursuant to a Qualified Policy. For more details regarding this penalty tax and other exemptions that may be applicable, including those related to COVID-19, please consult a tax advisor.

All non-qualified, deferred annuity contracts issued by NYLIAC (or its affiliates) to the same policyowner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includible in an individual’s gross income. In addition, there may be other situations in which the Treasury Department may conclude (under its authority to issue regulations) that it would be appropriate to aggregate two or more annuity contracts purchased by the same policyowner. Accordingly, a policyowner should consult a tax adviser before purchasing more than one policy or another annuity contract.

A transfer of ownership of a policy, or designation of an Annuitant or other Beneficiary who is not also the policyowner, may result in certain income or gift tax consequences to the policyowner. A policyowner contemplating any transfer or assignment of a policy should consult a tax adviser with respect to the potential tax effects of such a transaction.

3.8 Percent Tax on Certain Investment Income

In general, a tax of 3.8 percent will apply to net investment income (“NII”) received by an individual taxpayer to the extent his or her modified adjusted gross income (“MAGI”) exceeds certain thresholds (e.g., $250,000 in the case of taxpayers filing jointly, $125,000 in the case of a married taxpayer filing separately and $200,000 in the case of other individual taxpayers). For this purpose, NII includes (i) gross income from various investments, including gross income received with respect to annuities that are not held through a tax-qualified plan (e.g., a traditional IRA or Section 403(b) plan) and (ii) net gain attributable to the disposition of property. Such NII (as well as gross income from tax qualified plans) will also increase a taxpayer’s MAGI for purposes of the taxable thresholds described above. This tax also applies to trusts and estates under a special set of rules. In 2012 the IRS and the Treasury Department issued guidance regarding this new tax in the form of proposed regulations, which were finalized in 2013. You should consult your tax advisor to determine the applicability of this tax in your individual circumstances and with respect to any amount received in connection with the surrender of the policy, distributions or withdrawals from the policy or the exercise of other rights and features under this annuity contract.

Partial Section 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract or a long-term care insurance policy. The IRS has issued guidance which provides that the direct transfer of a portion of an annuity contract into another annuity contract can qualify as a tax-free exchange, provided that no amounts (other than annuity payments made for life or for a term of at least 10 years) are distributed from either contract involved in the exchange for 180 days following the date of the transfer. If a taxpayer takes a distribution during this 180-day waiting period, the IRS guidance provides that the IRS will apply general tax principles to determine the tax treatment of the transfer and/or the distribution (e.g., in appropriate circumstances, as taxable “boot” or as a taxable distribution, effectively negating the tax-free exchange).

This IRS guidance, however, does not address the tax treatment of a partial exchange of an annuity contract for a long-term care insurance policy. Although we believe that taking a distribution or withdrawal from the Contract described in this Prospectus within 180 days of a partial exchange of such Contract for a long-term care insurance policy should not cause such prior partial exchange to be treated as taxable, there can be no assurance that the IRS will not expand the 180-day rule described above to partial exchanges of an annuity contract for a long-term care insurance policy, or that the IRS will not provide other guidance with respect to such partial exchanges. If you contemplate such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

Qualified Policies

Qualified Policies are designed for use with retirement plans that qualify for special federal income tax treatment under Sections 219, 403(b), 408, and 408A of the Code. The tax rules applicable to participants and beneficiaries in these plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions to individuals who attained the age of 50 by January 1, 1986). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules and in certain other circumstances. Therefore, this discussion only provides general information about the use of Qualified Policies with the plans described below. Policyowners and participants under these plans, as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under the plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the policy issued in connection with the plan. Purchasers of Qualified Policies should seek legal and tax advice regarding the suitability of the policy.

(a) Individual Retirement Annuities. Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an “Individual Retirement Annuity” or “IRA”, including an employer-sponsored Simplified Employee Pension or “SEP”. Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into IRAs on a tax-deferred basis.

(b) Roth Individual Retirement Annuities. Section 408A of the Code permits individuals with incomes below a certain level to contribute to an individual retirement program known as a “Roth Individual Retirement Annuity” or “Roth IRA.” Roth IRAs are subject to limitations on the amount that may be contributed. Contributions to Roth IRAs are not deductible, but distributions from Roth IRAs that meet certain requirements are not included in gross income. Individuals generally may convert their existing non-Roth IRAs into Roth IRAs. Beginning in 2008, a direct rollover may also be made from an eligible retirement plan other than a non-Roth IRA (such as a qualified retirement plan, section 403(b) tax sheltered annuity, or eligible governmental section 457 plan) to a Roth IRA provided applicable requirements are met. Such conversions and rollovers will be subject to income tax at the time of conversion or rollover.

(c) Inherited Roth IRAs. This policy may also be issued as an Inherited Roth IRA if, after the death of the owner of a Roth IRA who has satisfied his or her 5-year holding period requirement, the named Beneficiary (other than the Roth IRA owner’s spouse) directs that the Roth IRA death proceeds be transferred to a new policy issued as an Inherited Roth IRA.

(d) Inherited IRAs. This policy may also be issued as an inherited IRA if, after the death of the owner of an IRA, the named Beneficiary (other than the IRA owner’s spouse) directs that the IRA death proceeds be transferred to a new policy issued as an Inherited IRA. Beginning in 2007, a non-spouse beneficiary of an eligible retirement plan (such as a qualified retirement plan, section 403(b) tax sheltered annuity, or eligible governmental section 457 plan) may, if all applicable requirements are met, directly rollover a distribution from such plan into an Inherited IRA. The named Beneficiary of the original IRA policy or eligible retirement plan (as the case may be) will become the Annuitant under the Inherited IRA and may generally exercise all rights under the Inherited IRA policy, including the right to name his or her own Beneficiary in the event of death.

Special tax rules apply to Inherited IRAs and Inherited Roth IRAs. The tax law does not permit additional premiums to be contributed to Inherited IRA and Inherited Roth IRA policies. Also, in order to avoid certain income tax penalties, a Required Minimum Distribution (“RMD”) must be withdrawn each year from inherited IRA and Inherited Roth IRA policies. The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA or Roth IRA owner’s or eligible retirement plan participants’ death. The Coronavirus Aid, Relief, and Economic Security (CARES) Act waives required minimum distributions for 2020. See the discussion under “DISTRIBUTIONS UNDER THE POLICY – Required Minimum Distribution Option” – for more information. The penalty tax equals 50% of the excess of the RMD amount over the amounts, if any, actually withdrawn from the Inherited IRA or Inherited Roth IRA during the calendar year. With respect to IRA and Roth IRA owners and defined contribution plan participants who die on or after January 1, 2020, any individual policyowner who is not an “Eligible Designated Beneficiary” must withdraw the entire account value by the end of the tenth year following the year of death. Eligible Designated Beneficiaries may withdraw the account value over their lives or a period not exceeding their life expectancies. Eligible Designated Beneficiaries include spouses, minor children (until they reach the age of majority), someone who is disabled or chronically ill (including certain trusts for the disabled or chronically ill), or an individual not more than 10 years younger than the original IRA owner or plan participant.

The Qualified Policies are subject to the RMD rules under Code section 401(a)(9) and the regulations issued thereunder. Under these rules, generally, distributions under your Qualified Policy must begin no later than the beginning date required by the Internal Revenue Service (“IRS”). The beginning date is determined by the type of Qualified Policy that you own. For each calendar year that an RMD is not timely made, a 50% excise tax is imposed on the amount that should have been distributed but was not. The Coronavirus Act, Relief and Economic Security (CARES) Act waives required minimum distributions for 2020. See the discussion under “DISTRIBUTIONS UNDER THE POLICY – Required Minimum Distribution Option” – for more information.

Unless the distributions are made in the form of an annuity that complies with Code section 401(a)(9) and the regulations issued thereunder, the minimum amount required to be distributed for each calendar year is generally determined by dividing the value of the Qualified Policy as of the end of the prior calendar year by the applicable distribution period (determined under IRS tables).

Beginning in 2006, regulations under Code section 401(a)(9) provide a new method for calculating the amount of RMDs from Qualified Policies. Under these regulations, during the accumulation phase of the Qualified Policy, the actuarial present value of certain additional benefits provided under the policy (such as guaranteed death benefits) must be taken into account in calculating the value of the Qualified Policy for purposes of determining the annual RMD for the Qualified Policy. As a result, under these regulations, it is possible that, after taking account of the value of such benefits, there may not be sufficient Accumulation Value to satisfy the applicable RMD requirement. This generally will depend on the investment performance of your policy. You may need to satisfy such RMD from other tax-qualified plans that you own. You should consult with your tax advisor regarding these requirements and the implications of purchasing any riders or other benefits in connection with your Qualified Policy.

Taxation of Death Benefits

The tax treatment of amounts distributed from your contract upon the death of the policyowner or annuitant depends on whether the policyowner or annuitant dies before or after the Annuity Commencement Date. If death occurs prior to the Annuity Commencement Date, and the Beneficiary receives payments under an annuity payout option, the benefits are generally taxed in the manner described above for annuity payouts. If the benefits are received in a lump sum, they are taxed to the extent they exceed the remaining investment in the contract. If death occurs after the Annuity Commencement Date, amounts received by the Beneficiary are not taxed until they exceed the remaining investment in the contract.

DISTRIBUTION AND COMPENSATION ARRANGEMENTS

NYLIFE Distributors LLC (NYLIFE Distributors), the underwriter and distributor of the policies, is registered with the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, New Jersey 07302.

The New York Life IndexFlex Variable Annuity policies are sold by registered representatives of NYLIFE Securities, LLC (“NYLIFE Securities”), a broker- dealer that is an affiliate of NYLIFE Distributors. A registered representative of NYLIFE Securities is also a licensed insurance agent with NYLIAC. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies. Compensation paid to registered representatives of NYLIFE Securities may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation will vary depending on the policy, the age of the Owner and whether the source of funds is an internal exchange. The maximum commission and expense allowance paid to NYLIFE Securities registered representatives is typically 5% of all premiums received.

The New York Life IndexFlex Variable Annuity- FP Series policies are sold by registered representatives of other, unaffiliated broker-dealers that have selling agreements with NYLIFE Distributors and NYLIAC. These registered representatives may be qualified to offer many forms of life insurance, annuities, and other investment products, which may include products of New York Life or its affiliates and products of other companies. We pay sales commissions to the selling firms, a portion of which is then paid to registered representatives. This compensation may differ from the compensation paid by other companies for sales of their products. Differences in compensation have the potential to influence the recommendation made by your registered representative or broker-dealer. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, and on the specific payment arrangements of the broker-dealer he or she works for. The average commission we pay to broker-dealers for sales of the policy described in this Prospectus is not expected to exceed 8% of all premiums received.

The New York Life IndexFlex Variable Annuity and the New York IndexFlex Variable Annuity – FP Series policies are new products and have no sales to date. Accordingly, no commissions have been paid to date.

Certain New York Life employees involved in the sales process may receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates.

NYLIFE Securities registered representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by New York Life depends on the sale of products manufactured and issued by New York Life or its affiliates.

VOTING RIGHTS

You may have voting rights with respect to the Funds in the Investment Divisions. You do not have any voting rights with respect to the Index-linked Account or the Fixed Account.

The Funds are not required to and typically do not hold routine annual stockholder meetings. Special stockholder meetings will be called when necessary. Based on our current interpretation of applicable law, NYLIAC will vote the Eligible Portfolio shares held in the Investment Divisions at special shareholder meetings of the Funds in accordance with instructions we receive from persons having voting interests in the corresponding Investment Division. If, however, the federal securities laws are amended, or if NYLIAC’s present interpretation should change, and as a result, NYLIAC determines that it is allowed to vote the Eligible Portfolio shares in its own right, we may elect to do so.

Prior to the Annuity Commencement Date, you hold a voting interest in each Investment Division to which you have money allocated. We will determine the number of votes which are available to you by dividing the Accumulation Value attributable to an Investment Division by the net asset value per share of the applicable Eligible Portfolios. We will calculate the number of votes which are available to you separately for each Investment Division. We will determine that number by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to the Investment Division.

We will determine the number of votes of the Eligible Portfolio which are available as of the date established by the Portfolio of the relevant Fund. Voting instructions will be solicited by written or electronic communication prior to such meeting in accordance with procedures established by the relevant Fund.

If we do not receive timely instructions, we will vote those shares in proportion to the voting instructions which are received with respect to all policies participating in that Investment Division. As a result, a small number of policyholders may control the outcome of the vote. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast. Each person having a voting interest in an Investment Division will receive proxy material, reports and other materials relating to the appropriate Eligible Portfolio.

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION (SAI)

The SAI contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for the SAI:

How to obtain a Statement of Additional Information for the New York Life Index Flex Annuity and New York Life IndexFlex Variable Annuity – FP Series.

The New York Life IndexFlex Variable Annuity /New York Life IndexFlex Variable Annuity – FP Series Statement of Additional Information is posted on www.newyorklife.com (for the New York Life IndexFlex Variable Annuity) or www.newyorklifeannuities.com (for the New York Life IndexFlex Variable Annuity – FP Series).

•	New York Life Index Flex Annuity: For a paper copy of the Statement of Additional Information, call (800) 598-2019 or send this request form to:

NYLIAC Variable Products Service Center

Madison Square Station

P.O. Box 922

New York, NY 10159

•	New York Life IndexFlex Variable Annuity – FP Series: For a paper copy of the Statement of Additional Information, call (800) 762-6212 or send this request form to:

New York Life Annuities Service Center

P.O Box 9859

Providence, RI 02940

Please send me a New York Life IndexFlex Variable Annuity/New York Life IndexFlex Variable Annuity- FP Series Statement of Additional Information dated November__________2020

Name

Address

City	State	Zip

APPENDIX 1

Disclosures about the Indexes

Standard and Poor’s 500 Index (Price Return Index)

[May be updated by amendment] S&P Opco, LLC requires that the following disclaimer be included in this prospectus:

The “ S&P 500® “ is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by NYLIAC. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by NYLIAC. It is not possible to invest directly in an index. Neither the New York Life IndexFlex Annuity or the New York Life IndexFlex Annuity- FP Series (the ‘Policies”) is sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Policies or any member of the public regarding the advisability of investing in securities generally or in the Policies particularly or the ability of the S&P 500® to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to NYLIAC with respect to the S&P 500® is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® is determined, composed and calculated by S&P Dow Jones Indices without regard to NYLIAC or the Policies. S&P Dow Jones Indices has no obligation to take the needs of NYLIAC or the owners of the Policies into consideration in determining, composing or calculating the S&P 500®. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Policies or the timing of the issuance or sale of the Policies or in the determination or calculation of the equation by which the Policies are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Policies. There is no assurance that investment products based on the S&P 500® will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY NYLIAC, OWNERS OF THE POLICIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 ®INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND NYLIAC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

A-1

Russell 2000® Index (Price Return Index)

[may be updated by amendment] Frank Russell Company requires that the following disclaimer be included in this Prospectus:

The New York Life IndexFlex Variable Annuity and the New York Life IndexFlex Variable Annuity – FP Series (together, the “Policies”) are not sponsored, endorsed, sold or promoted by Frank Russell Company (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the New York Life or any member of the public regarding the advisability of investing in securities generally or in the Policies particularly or the ability of the Russell 2000 Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. Russell’s only relationship to New York Life Insurance and Annuity Corporation (“NYLIAC”) is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to NYLIAC or the Policies. Russell is not responsible for and has not reviewed the Policies nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Policies. RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NOWARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NYLIAC, INVESTORS, OWNERS OF THE NEW YORK LIFE INDEXFLEX VARIABLE ANNUITY OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANYDATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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APPENDIX 2

STATE VARIATIONS

State	Features/Benefits	State Variation
California	See “THE POLICIES – Your Right to Cancel (“Free Look”)”

If your policy is issued in California and any owner

is aged 60 or older at the time your policy is issued, you may allocate your premium payment(s) to the Fixed Account during the Free Look period. After the Free Look period expires, your Accumulation Value will automatically be transferred to the Allocation Options you chose in your application. If you allocate your premium payment to the Fixed Account, and the policy is cancelled during the Free Look period, we will give you back your premium payment. However, if your Accumulation Value is higher than that amount as of the date your written request for cancellation is received in Good Order, we will return the Accumulation Value, calculated as set forth in the “Your Right to Cancel (“Free Look”)” section of the prospectus. If you do not allocate your premium payment to the Fixed Account and the policy is cancelled during the Free Look period, you will only be entitled to a refund of the policy’s Accumulation Value, which may be less than the premium payment.

California	See “THE POLICIES – Riders – Living Needs Benefit/Unemployment Rider.	A Disability Qualifying Event is defined as follows: The Owner has a disability that prevents him or her from performing for at least twelve (12) consecutive months the substantial and material acts necessary to pursue his or her usual occupation in the usual or customary way, or to engage in another occupation in which he or she could reasonably be expected to perform satisfactorily in light of his or her age, education, training, experience, station in life, and physical and mental capacity.
Florida	See “THE POLICIES – Your Right to Cancel (“Free Look”)”	You may cancel the policy within 21 days from the date you received it and receive (i) any policy charge, (ii) and the Accumulation Value.

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	See “THE POLICIES – Riders – Living Needs Benefit Surrender Charge Reduction Rider “	NYLIAC does not have the right to have the Owner (or annuitant, if the Owner is not a natural person) examined by a licensed physician of our choice, at our expense.
	See “THE POLICIES – Riders – Home Health Care Rider	“Qualifying Event” means the Owner begins receiving Home Health Care Services provided by a Home Health Care Provider as recommended by a licensed physician, and has received Home Health Care Services for at least 60 days during the last 6 months.
New Jersey	See “DISTRIBUTIONS UNDER THE POLICY –Death Before Annuity Commencement”

Civil Union partners are permitted to continue the policy under the spousal continuance provisions with the following exceptions. If your Civil Union Partner continues the policy after your death, your Civil Union Partner will have all rights of ownership. However, to comply with the Internal Revenue Code and the applicable Treasury Regulations, the entire proceeds of the policy must be either be:

(a)   disbursed within five years of the original Owner’s death; or

(b)   placed under the Life Income – Guaranteed Period Payment Option or any other Income Payment option that is available at that time, provided that such payments are made over the life of the Civil Union Partner or over a number of years that is not more than the life expectancy of the Civil Union Partner (as determined for federal tax purposes) at the time of the original Owner’s death, and begin within one year after the original Owner’s death.

New York	See “DEFINITIONS – Nonforfeiture Value”	Nonforfeiture Value – For the Fixed Account, the Nonforfeiture Value is equal to 100% of the Consideration(s) allocated to the Fixed Account, accumulated at the crediting rate (which shall be no less than the Nonforfeiture Rate) since the Payment Date or transfer date, minus any amounts withdrawn or transferred from the Fixed Account, with the remaining amount accumulated at the crediting rate since the date of withdrawal or transfer. For the Index-linked Account, the Nonforfeiture Value upon surrender, death, or annuitization will not be less than that required by the laws of the State of New York.
	See “THE POLICIES – Your Right to Cancel (“Free Look”)”	You may cancel the policy within ten (10) days from the date you received it and receive (i) any policy charge, (ii) the Accumulation Value, less any withdrawals.
	See “THE POLICIES – Riders – Living Needs Benefit Surrender Charge Reduction Rider	NYLIAC does not have the right to have the Owner (or annuitant, if the Owner is not a natural person) examined by a licensed physician of our choice, at our expense.
	See “DISTRIBUTIONS UNDER THE POLICY – Delay of Payments”	We will pay interest on deferred payments of any partial withdrawal or full surrender request deferred for ten (10) days or more.
	See “DISTRIBUTIONS UNDER THE POLICY – Our Right to Cancel”	If we do not receive premium payments for a period of three years, and the Accumulation Value of your policy would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy.
North Dakota	See “THE POLICIES – Your Right to Cancel (“Free Look”)”	You may cancel the policy within twenty (20) days from the date you received it and receive (i) any rider charge, and (ii) the Accumulation Value.

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Statement of Additional Information

November xx, 2020

for

New York Life IndexFlex Variable Annuity

And

New York Life IndexFlex Variable Annuity

– FP Series

From

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

(a Delaware Corporation)

51 Madison Avenue, Room 251

New York, New York 10010

Investing in

NYLIAC Variable Annuity Separate Account-III

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI contains information that expands upon subjects discussed in the current New York Life IndexFlex Variable Annuity and New York Life IndexFlex Variable Annuity — FP Series Prospectus. You should read the SAI in conjunction with that prospectus, dated November xx, 2020. You may obtain a copy of that prospectus by calling New York Life Insurance and Annuity Corporation (“NYLIAC”) at (800) 598-2019 or writing to NYLIAC at Madison Square Station, P.O. Box 922, New York, NY 10159 (with respect to a New York Life IndexFlex Variable Annuity policy) or at P.O Box 9859, Providence, RI 02940 (with respect to a New York Life IndexFlex Variable Annuity — FP Series policy). Terms used but not defined in this SAI have the same meaning as in the current New York Life IndexFlex Variable Annuity and New York Life IndexFlex Variable Annuity—FP Series Prospectus.

THE POLICIES

The following provides additional information about the policies and supplements the description in the prospectus.

Valuation of Accumulation Units

Accumulation Units are valued separately for each Investment Division of the Separate Account. The method used for valuing Accumulation Units in each Investment Division is the same. We arbitrarily set the value of each Accumulation Unit as of the date operations began for the Investment Division. Thereafter, the value of an Accumulation Unit of an Investment Division for any Business Day equals the value of an Accumulation Unit in that Investment Division as of the immediately preceding Business Day multiplied by the “Net Investment Factor” for that Investment Division for the current Business Day.

We determine the Net Investment Factor for each Investment Division for any period from the close of the preceding Business Day to the close of the current Business Day (the “Valuation Period”) by the following formula:

(a/b) — c

Where: a = the result of:

(1) the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined at the end of the current Valuation Period, plus

(2) the per share amount of any dividend or capital gain distribution made by the Eligible Portfolio for shares held in the Investment Division if the “ex-dividend” date occurs during the current Valuation Period;

b =    the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined as of the end of the immediately preceding Valuation Period; and

c =    the daily Mortality and Expense Risk and Administrative Costs charge, which is 1/365th* of the annual Mortality and Expense Risk and Administrative Costs Charge shown on the Policy Data Page.

*	In a leap year, this calculation is based on 366 days.

In each case, the Net Investment Factor may be greater or less than one. Therefore, the value of an Accumulation Unit in an Investment Division may increase or decrease from Valuation Period to Valuation Period.

ANNUITY PAYMENTS

We will make equal annuity payments each month under the Life Income—Guaranteed Period Payment Option during the lifetime of the Annuitant. Once payments begin, they do not change and are guaranteed for 10 years even if the Annuitant dies sooner. If the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary. We may require that the payee submit proof of the Annuitant’s survivorship as a condition for future payments beyond the 10-year guaranteed payment period.

On the Annuity Commencement Date, we will determine the Accumulation Value of your policy and use that value to calculate the amount of each annuity payment. We determine each annuity payment by applying the Accumulation Value, less any premium taxes, to the annuity factors specified in the annuity table set forth in the policy. Those factors are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified Policies and other employer-sponsored retirement plans, such classification is not permitted), date of application and age of the Annuitant. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor from the table to compute the amount of each monthly annuity payment.

GENERAL MATTERS

Non-Participating. The policies are non-participating. Dividends are not paid.

Misstatement of Age or Gender. If the Annuitant’s stated age and/or gender in the policy are incorrect, NYLIAC will change the benefits payable to those which the premium payments would have purchased for the correct age and gender. Gender is not a factor when annuity benefits are based on unisex annuity payment rate tables. (See “Income Payments—Election of Income Payment Options” in the Prospectus.) If we made payments based on incorrect age or gender, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 1.0% per year, from the date of the wrong payment to the date the adjustment is made.

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Assignments. If permitted by the plan or by law for the plan indicated in the application for the policy, you may assign your interest in a Non-Qualified Policy or any interest in it prior to the Annuity Commencement Date and during the Owner’s lifetime. To effect an assignment of all or any part of your interest in a Non-Qualified Policy prior to the Annuity Commencement Date and during the Owner’s lifetime, you must send a duly executed instrument of assignment to VPSC (for Secure Index Variable Annuity policies) or the New York Life Annuities Service Center (for Secure Index Variable Annuity – FP Series policies) at one of the addresses noted in the “Contacting NYLIAC” section of the prospectus. NYLIAC will not be deemed to know of an assignment unless it receives a copy of a duly executed instrument evidencing such assignment. Further, NYLIAC assumes no responsibility for the validity of any assignment. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General” of the Prospectus.)

Modification. NYLIAC may not modify the policy without your consent except to make the policy meet the requirements of the Investment Company Act of 1940, or to make the policy comply with any changes in the Code or as required by the Code to continue treatment of the policy as an annuity, or by any other applicable law.

Incontestability. We rely on statements made in the application or a Policy Request. They are representations, not warranties. We will not contest the policy after it has been in force during your lifetime for two years from the Policy Date.

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FEDERAL TAX MATTERS

Taxation of New York Life Insurance and Annuity Corporation

NYLIAC is taxed as a life insurance company. Because the Separate Account is not an entity separate from NYLIAC, and its operations form a part of NYLIAC, it will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. Investment income and realized net capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the Accumulation Value. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the policy.

Under existing federal income tax law, NYLIAC believes that Separate Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the tax-deductible reserves under the policy.

Tax Status of the Policies

Section 817(h) of the Code requires that the investments of the Separate Account must be “adequately diversified” in accordance with Treasury regulations for the policies to qualify as annuity contracts under Section 72 of the Code. The Separate Account intends to comply with the diversification requirements prescribed by the Treasury under Treasury Regulation Section 1.817-5.

To comply with regulations under Section 817(h) of the Code, the Separate Account is required to diversify its investments, so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

Although the Treasury Department has issued regulations on the diversification requirements, such regulations do not provide guidance concerning the extent to which policyowners may direct their investments to particular subaccounts of a separate account, or the permitted number of such subaccounts. It is unclear whether additional guidance in this regard will be issued in the future. It is possible that if such guidance is issued, the policy may need to be modified to comply with such additional guidance. For these reasons, NYLIAC reserves the right to modify the policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the Separate Account or otherwise to qualify the policy for favorable tax treatment.

The Code also requires that non-qualified annuity contracts contain specific provisions for distribution of the policy proceeds upon the death of any policyowner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that (a) if any policyowner dies on or after the Annuity Commencement Date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the policyowner’s death; and (b) if any policyowner dies before the Annuity Commencement Date, the entire interest in the policy must generally be distributed within 5 years after the policyowner’s date of death. For policies owned by a grantor trust, all of whose grantors are individuals, these distribution requirements apply at the death of any grantor. These requirements will be considered satisfied if the entire interest of the policy is used to purchase an immediate annuity under which payments will begin within one year of the policyowner’s death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the policyowner’s surviving spouse (as defined under Federal law), the Policy may be continued with the surviving spouse as the new policyowner. If the policyowner is not a natural person, these “death of Owner” rules apply when the primary Annuitant dies or is changed. Non-Qualified Policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in these policies satisfy all such Code requirements. The provisions contained in these policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies NYLIAC of that election. Different rules may apply to United States citizens or expatriates living abroad. In addition, some states have enacted legislation requiring withholding.

4

Even if a recipient elects no withholding, special rules may require NYLIAC to disregard the recipient’s election if the recipient fails to supply NYLIAC with a “TIN” or taxpayer identification number (social security number for individuals) or if the Internal Revenue Service notifies NYLIAC that the TIN provided by the recipient is incorrect.

Under the Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the IRC, U.S. withholding agents (such as NYLIAC) may be required to obtain certain information to establish the U.S. or non-U.S. status of its account or contract holders (e.g., a Form W-9 or W-8BEN may be required) and perform certain due diligence to ensure that information is accurate. In certain cases, if this information is not obtained, withholding agents, such as NYLIAC may be required to withhold at a 30 percent rate on certain payments beginning July  1, 2014.

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

NYLIAC holds title to assets of the Separate Accounts. The assets are kept physically segregated and held separate and apart from NYLIAC’s general corporate assets. Records are maintained of all purchases and redemptions of Eligible Portfolio shares held by each of the Investment Divisions.

STATE REGULATION

NYLIAC is a stock life insurance company organized under the laws of Delaware, and is subject to regulation by the Delaware State Insurance Department. We file an annual statement with the Delaware Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of NYLIAC as of December 31 of the preceding calendar year. Periodically, the Delaware Commissioner of Insurance examines the financial condition of NYLIAC, including the liabilities and reserves of the Separate Account.

In addition, NYLIAC is subject to the insurance laws and regulations of all the states where it is licensed to operate.

The availability of certain policy rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the policies will be modified accordingly.

RECORDS AND REPORTS

NYLIAC maintains all records and accounts relating to the Separate Account. As presently required by the federal securities laws, NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. If you feel a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. It is important that you review your confirmation and quarterly statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the statement in question.

It is important that you inform NYLIAC of an address change so that you can receive these policy statements (See “Contacting NYLIAC” in the Prospectus). In the event your statement is returned from the US Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained.

Additionally, no new service requests can be processed until a valid current address is provided.

LEGAL PROCEEDINGS

NYLIAC is a defendant in lawsuits arising from its agency sales force, insurance (including variable contracts registered under the federal securities laws) and/or other operations. Some of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC’s financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC’s operating results for a given year.

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FINANCIAL STATEMENTS

The statutory financial statements of NYLIAC as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019 included in this SAI have been so included in reliance on the report of [to be added by amendment], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of the Separate Account as of December 31, 2019 and for each of the periods indicated in the Financial Statements included in this SAI have been so included in reliance on the report of [to be added by amendment], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER INFORMATION

NYLIAC filed a Registration Statement with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in the prospectus and this SAI. We have not included all of the information set forth in the registration statement, amendments and exhibits to the registration statement in the prospectus and this SAI. We intend the statements contained in the Prospectus and this SAI concerning the content of the policies and other legal instruments to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the Securities and Exchange Commission. The omitted information may be obtained at the principal offices of the Securities and Exchange Commission in Washington, D.C., upon payment of prescribed fees, or through the Commission’s website at www.sec.gov.

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PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a. Financial Statements.

To be filed by amendment.

b. Exhibits.

Board of Directors Resolutions

(1)(a)	Resolution of the Board of Directors of New York Life Insurance and Annuity Corporation (“NYLIAC”) authorizing establishment of the Separate Account — Previously filed as Exhibit (1) to Registrant’s initial Registration Statement, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant’s Post-Effective Amendment No. 2 on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 4/25/97 and incorporated herein by reference.

(2)	Custodial Agreements. Not applicable.

(3)	Distribution and Underwriting Agreements

(a) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC — Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account - I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(a)(1) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(b) Distribution Agreement between NYLIFE Distributors, Inc. and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(b) to Post-Effective Amendment No. 1 on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 4/18/96 and incorporated herein by reference.

(c) Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (c)(3) to Post-Effective Amendment No. 16 on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(d) Form of Amendment to Distribution and Underwriting Agreement between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC, effective as of March 6, 2015 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 3(g)(1) to Post-Effective Amendment No. 38 to the registration statement on Form N-4 for NYLIAC MFA Separate Account - I (File No. 002-86083), filed 4/14/2015 and incorporated herein by reference.

(4)	Contracts

a) Form of New York Life IndexFlex Variable Annuity policy (No. ICC20V-P01) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(a) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

b) Form of New York Life IndexFlex Variable Annuity – FP Series policy (No. ICC20V-P02) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(b) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

c) Form of New York Life IndexFlex Variable Annuity Index-linked Account Allocation Options - Initial Term Strategies Rider –(No. ICC20V-R01) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(c) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

d) Form of New York Life IndexFlex Variable Annuity Index-linked Account Allocation Options - Recurring Term Strategies Rider (No. ICC20V-R02) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(d) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

e) Form of New York Life IndexFlex Variable Annuity Home Health Care Rider (No.ICC10-R101) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(e) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

f) Form of New York Life IndexFlex Variable Annuity Living Needs Benefit/Unemployment Rider (No.ICC10-R100) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(f) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

g) Form of New York Life IndexFlex Variable Annuity Living Needs Benefit Surrender Charge Reduction Rider (No.ICC17D-R01) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(g) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

(5)	Applications

(a) Form of Application for policies for New York Life IndexFlex Variable Annuity (No. ICC20V-AA85) and NC20V-AA85) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 5(a) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

(b) Form of Application for policies for New York Life IndexFlex Variable Annuity - FP Series (No. ICC20VBD85) and NC20V-BD85) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 5(b) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

(6)	Depositor’s Certificate of Incorporation and By-Laws

(a) Certificate of Incorporation of NYLIAC — Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account - I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(b) Amended and Restated Certificate of Incorporation of NYLIAC (executed May 1, 2009) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a)(1) to Post-Effective Amendment No. 36 to the registration statement on Form N-4 of for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed April 12, 2013 and incorporated herein by reference.

(c) By-Laws of NYLIAC — Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account - I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No.333-07617), filed 7/3/96 and incorporated herein by reference.

(d) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(e) Amended and Restated By-Laws of NYLIAC (effective May 1, 2009) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b)(3) to Post-Effective Amendment No. 36 to the registration statement on Form N-4 of for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed April 12, 2013 and incorporated herein by reference.

(7)	Reinsurance Contracts. Not Applicable

(8)	Participation and other agreements

(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) — Previously filed as Exhibit (8)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form N-1 for New York Life MFA Series Fund, Inc. (File No. 2-86082), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(b) Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and NYLIAC, as amended, dated November 23, 2009 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(f) to Post-Effective Amendment No. 24 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/13/10 and incorporated herein by reference.

(c) Form of Subscription Agreement between NYLIAC and Variable Insurance Funds — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(l) to Registrant’s Post-Effective Amendment No. 4 to the registration statement on Form N-4 for (File No. 333-30706), filed 12/12/00 and incorporated herein by reference.

(d) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life-Separate Account - I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(e) Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.

(f) Form of 12b-1 Plan Services Agreement for the Service Class Shares of Mainstay VP Series Fund, Inc. between NYLIFE Distributors, Inc. and NYLIAC dated 4/13/02 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(o) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(g) Form of Amended and Restated Service Contract between Fidelity Distributors Corporation and NYLIFE Distributors dated 10/1/11 – Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(o)(o) to Post-Effective Amendment No. 35 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account – I (File No. 033-53342), filed 4/9/2020 and incorporated herein by reference.

(h) Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(i) Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(j) Form of Administrative Services Agreement, dated March 25, 2011, and effective as of May 1, 2011, between Blackrock Advisors, LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(a)(a) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC, Variable Annuity Separate Account - I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(k) Amended and Restated Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC, dated February 17, 2012 — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(c)(c) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/11/12 and incorporated herein by reference.

(l) Amended and Restated 12b-1 Plan Services Agreement for the Service Class Shares of the MainStay VP Funds Trust between NYLIFE Distributors LLC and NYLIAC, dated April 29, 2011 — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(d)(d) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/11/12 and incorporated herein by reference.

(m) Form of Participation Agreement among Legg Mason Investor Services LLC and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j)(j) to Post-Effective Amendment No. 31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(n) Form of Administrative Services Agreement among Legg Mason Investor Services, LLC and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(k)(k) to Post-Effective Amendment No. 31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(o) Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Insurance Series and Capital Research and Management Company — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(24) to Post-Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(p) Form of Fund Participation Agreement, dated March 25, 2011, and effective as of May 1, 2011, between Blackrock Variable Series Funds, Inc., Blackrock Investments, LLC, and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(b)(b) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC, Variable Annuity Separate Account - I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(q) Form of Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and New York Life Insurance and Annuity Corporation dated 1/1/1998 – Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(p)(p) to Post-Effective Amendment No. 35 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account – I (File No. 033-53342), filed 4/9/2020 and incorporated herein by reference.

(9)	Legal Opinion

Opinion and Consent of Thomas F. English, Esq. To be filed by amendment.

(10)	Other Opinions

(a) Consent of PricewaterhouseCoopers LLP. To be filed by amendment.

(b) Powers of Attorney. Filed herewith.

(11)	Not applicable.

(12)	Not applicable.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.

Name:	Title:
Mathas, Theodore A.	Director, President & Chief Executive Officer
Ashe, Christopher T.	Director & Senior Vice President
Bedard, David G.	Director & Senior Vice President
Brill, Elizabeth K.	Director, Senior Vice President & Chief Actuary
Cook, Alexander I. M.	Director & Senior Vice President
DeSanto, Craig L.	Chairman of the Board, Director, Executive Vice President, Co-Chief Operating Officer & Actuary
Feldstein, Eric	Director, Executive Vice President & Chief Financial Officer
Gardner, Robert M.	Director, Senior Vice President & Controller
Harte, Francis Michael	Director & Senior Vice President
Hendry, Thomas A.	Director, Senior Vice President & Treasurer
Huang, Dylan W.	Director, Senior Vice President & Actuary
Madgett, Mark J.	Director, Executive Vice President & Head of Agency
Malloy, Anthony R.	Director & Executive Vice President
Miller, Amy	Director
Steinberg, Joel M.	Director, Senior Vice President & Chief Risk Officer
Wion, Matthew D.	Director & Senior Vice President
Afshar, Pedram	Senior Vice President
Badler, Sara L.	Senior Vice President & Chief Compliance Officer
Ball, Aaron C.	Senior Vice President
Berlin, Scott L.	Senior Vice President
Castellani, David J.	Senior Vice President
Cristallo, James J.	Senior Vice President & Actuary
DiMella, Robert A.	Senior Vice President
English, Thomas F.	Senior Vice President & Chief Legal Officer
Karaoglan, Alain	Senior Vice President
Karmen, Robert	Senior Vice President & Deputy General Counsel
Lamarque, Natalie	Senior Vice President
Lenz, Scott L.	Senior Vice President, Deputy General Counsel & Chief Tax Counsel
Lewis, Frances	Senior Vice President
Loffredo, John M.	Senior Vice President
McDermott, Gail A.	Senior Vice President
Micucci, Alison H.	Senior Vice President
Ok, Francis J.	Senior Vice President
Phlegar, Jeffrey S.	Senior Vice President
Ramasamy, Neal S.	Senior Vice President & Chief Technology Officer
Rocchi, Gerard A.	Senior Vice President
Rosenthal, Benjamin L.	Senior Vice President & Chief Risk Officer
Rzad, Amaury J.	Senior Vice President
Schwartz, Richard C.	Senior Vice President
Talgo, Mark W.	Senior Vice President
Virendra, Sonali	Senior Vice President
Yoon, Jae	Senior Vice President
Alam, Raianul	Vice President
Anderson, Erik A.	Vice President & Actuary
Ascione, Mitchell P.	Vice President
Bain, Karen A.	Vice President - Tax
Behrens, Dawn	Vice President
Beligotti, Jeffrey	Vice President & Actuary
Bolstad, Max C.	Vice President & Chief Privacy Officer
Bredikis, Scott	Vice President
Brooks, Devon E.	Vice President
Burke, Robert P.	Vice President
Caminiti, Philip E.	Vice President
Carbone, Jeanne M.	Vice President & Actuary
Casanova, Ramon A.	Vice President & Actuary
Chen, Roger	Vice President
Cherpelis, George S.	Vice President
Cirella, Margaret M.	Vice President
Cristallo, Gina A.	Vice President
Cronin, Maureen A.	Vice President, Associate General Counsel & Assistant Secretary
Cruz, Jeanne M.	Vice President
Dial, Robert H.	Vice President
Diaz, Mayra L.	Vice President
Donohue, Robert P.	Vice President & Assistant Treasurer
Dowden, David	Vice President
Dubrow, Michael G.	Vice President
Feinstein, Jonathan	Vice President
Ferguson, Robert E.	Vice President
Fitzgerald, Edward J.	Vice President
Fong, Michael	Vice President & Actuary
Frawley, Stephanie A.	Vice President
Gangemi, Thomas J.	Vice President & Chief Underwriter
Hallahan, Mary T.	Vice President & Assistant Treasurer
Han, Wen Wei	Vice President & Actuary
Hanley, Dale A.	Vice President
Heller, Thomas S.	Vice President
Hoffman, Eric S.	Vice President
Hofmann, Glenn	Vice President
Hynes, Robert J.	Vice President
Kary, Jason	Vice President
Khalil, Saad A.	Vice President & Assistant Treasurer
Kim, Terry	Vice President
Koltisko, Joseph D.	Vice President
Kraus, Linda M.	Vice President
Kravitz, Jodi L.	Vice President & Actuary
Kuan, Melissa	Vice President
Kuhl, Amanda L.	Vice President & Actuary
Kyan, Raymond	Vice President
Larkin, Colleen E.	Vice President
Lynn, Eric J.	Vice President & Actuary
Marinaccio, Ralph S.	Vice President
McGinnis, Timothy M.	Vice President
McNamara, Stephen J.	Vice President & Actuary
Melka, Frank David	Vice President
Millay, Edward P.	Vice President
Mitchinson, Tod J.	Vice President & Chief Information Security Officer
Mosquera, Jaime	Vice President & Actuary
Murphy, Marijo F.	Vice President
Pasyanos, Nicholas	Vice President & Actuary
Pecorino, Paul	Vice President
Perry, Valerie L.	Vice President - Underwriting
Petty, William	Vice President
Pizzute, Robert J.	Vice President
Quartararo, Paul	Vice President & Chief Medical Director
Roy, Arindam A.	Vice President
Rubin, Janis C.	Vice President
Seewald, Scott R.	Vice President
Sell, David S.	Vice President
Shannon, Joseph J.	Vice President
Shaub, Sarah	Vice President
Sherman, Nancy G.	Vice President
Silber, Irwin	Vice President & Actuary
Suh, Hannah L.	Vice President & Actuary
Suryapranata, Monica	Vice President
Tai, Ka Luk Stanley	Vice President
Tate, William P.	Vice President
Taylor, Todd	Vice President & Actuary
Tillotson, Sandra G.	Vice President & Legal Officer
Verastegui, Victor A.	Vice President
Walsh, Richard M.	Vice President
Walsh, Simon	Vice President
Webster, Gregory H.	Vice President
Weinstein, Scott W.	Vice President
Whites, Charles A.	Vice President & Associate General Counsel
Wildin, Michellen	Vice President
Williams, Matthew	Vice President
Yashnyk, Michael A.	Vice President
Zeng, Paul	Vice President & Actuary
Meade, Colleen A.	Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
NYL Investors LLC(*)(†)	(Delaware)
NYL Investors (U.K.) Limited(*)(†)	(United Kingdom)
NYL Investors REIT Manager LLC	(Delaware)
NYLIM Holdings NCVAD GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund I, LP	(Delaware)	(50%)
MNCVAD-OFC Bridgepointe CA LLC	(Delaware)
MNCVAD-OFC RIDDER PARK CA LLC	(Delaware)
MNCVAD-GRAYMARK RIDDER	(Delaware)	(97.50%)
MNCVAD-OFC ONE BAY CA LLC	(Delaware)
MNCVAD-HARVEST ONE BAY LLC	(Delaware)	(95%)
MNCVAD-IND RICHMOND CA LLC	(Delaware)
NYL Investors NCVAD II GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund II, LP	(Delaware)	(50%)
MNCVAD II-MF HENLEY CA LLC	(Delaware)
MNCVAD II-SP HENLEY JV LLC	(Delaware)	(90%)
MNCVAD II-SP HENLEY OWNER	(Delaware)
MNCVAD II-OFC 770 L Street CA LLC	(Delaware)
MNCVAD II-MF UNION CA LLC	(Delaware)
MNCVAD II- HOLLIDAY UNION JV LLC	(Delaware)
MNCVAD II-OFC HARBORS CA LLC	(Delaware)
MNCVAD II-SEAGATE HARBORS LLC	(Delaware)	(LLC: 90%)
MNCVAD II-OFC 630 K Street CA LLC	(Delaware)
MSSDF Member LLC	(Delaware)
Madison Square Structured Debt Fund LP	(Delaware)
MSSDF GP LLC	(Delaware)
MSSDF REIT LLC	(Delaware)
MSSDF REIT Funding Sub I LLC	(Delaware)
MSVEF GP LLC	(Delaware)
MCPF GP LLC	(Delaware)
Madison Core Property Fund LP	(Delaware)	(NYL Investors is Non Member Manager 0.00%)[8]
MCPF Holdings Manager LLC	(Delaware)
MCPF MA Holdings LLC	(Delaware)
MCPF Holdings LLC	(Delaware)
MADISON-IND TAMARAC FL LLC	(Delaware)
MIREF 1500 Quail, LLC	(Delaware)
MIREF Mill Creek, LLC	(Delaware)
MIREF Gateway, LLC	(Delaware)
MIREF Gateway Phases II and III, LLC	(Delaware)
MIREF Delta Court, LLC	(Delaware)
MIREF Fremont Distribution Center, LLC	(Delaware)
MIREF Century, LLC	(Delaware)
MIREF Saddle River LLC	(Delaware)
MIREF Newpoint Commons, LLC	(Delaware)
MIREF Northsight, LLC	(Delaware)
MIREF Riverside, LLC	(Delaware)
MIREF Corporate Woods, LLC	(Delaware)
MIREF Bedminster, LLC	(Delaware)
Barton’s Lodge Apartments, LLC	(Delaware)	(90%)
MIREF Marketpointe, LLC	(Delaware)
MIREF 101 East Crossroads, LLC	(Delaware)
101 East Crossroads, LLC	(Delaware)
MIREF Hawthorne, LLC	(Delaware)
MIREF Auburn 277, LLC	(Delaware)
MIREF Sumner North, LLC	(Delaware)
MIREF Wellington, LLC	(Delaware)
MIREF Warner Center, LLC	(Delaware)
MADISON-MF Duluth GA LLC	(Delaware)
MADISON-OFC Centerstone I CA LLC	(Delaware)
MADISON-OFC Centerstone III CA LLC	(Delaware)
MADISON-MOB Centerstone IV CA LLC	(Delaware)
MADISON-OFC Centerpoint Plaza CA LLC	(Delaware)
MADISON-IND Logistics NC LLC	(Delaware)
MCPF-LRC Logistics LLC	(Delaware)	(90%)
MADISON-MF Desert Mirage AZ LLC	(Delaware)
MADISON-OFC One Main Place OR LLC	(Delaware)
MADISON-IND Fenton MO LLC	(Delaware)
MADISON-IND Hitzert Roadway MO LLC	(Delaware)
MADISON-MF Hoyt OR LLC	(Delaware)
MADISON-RTL Clifton Heights PA LLC	(Delaware)
MADISON-IND Locust CA LLC	(Delaware)
MADISON-OFC Weston Pointe FL LLC	(Delaware)
MADISON-MF Henderson NV LLC	(Delaware)
MCPF-SP Henderson LLC	(Delaware)	(90%)
MADISON-SP Henderson LLC	(Delaware)	(90%)
MADISON-IND VISTA LOGISTICS OR LLC	(Delaware)
MADISON-SPECHT VISTA LOGISTICS LLC	(Delaware)	(95%)
MADISON-MF MCCADDEN CA LLC	(Delaware)
MADISON-OFC 1201 WEST IL LLC	(Delaware)
MADISON-MCCAFFERY 1201 WEST IL LLC	(Delaware)	(92.5%)
MADISON-MF CRESTONE AZ LLC	(Delaware)
MADISON-MF TECH RIDGE TX LLC	(Delaware)
MSVEF Investor LLC	(Delaware)
MSVEF Feeder LP	(Delaware)	(55.56%)
MSVEF REIT LLC	(Delaware)	(55.56%)
Madison Square Value Enhancement Fund LP	(Delaware)	(51%)
MSVEF-MF Evanston GP LLC	(Delaware)	(51%)
MSVEF-MF Evanston IL LP	(Delaware)	(51%)
MSVEF-MF HUNTINGTON PARK GP LLC	(Delaware)
MSVEF-MF HUNTINGTON PARK WA LP	(Delaware)
MSVEF-OFC Tampa GP LLC
MSVEF-OFC WFC Tampa FL LP
MSVEF-FG WFC Tampa JV LP
MSVEF-OFC WFC Tampa PO GP LLC
MSVEF-FG WFC Property Owner LP
NYL Real Assets LLC	(Delaware)
NYL Emerging Manager LLC	(Delaware)
NYL Wind Investments LLC	(Delaware)
NYLIFE Insurance Company of Arizona	(Arizona)
NYLIC HKP Member LLC	(Delaware)	(NYLIC: 67.974%; NYLIAC 32.026%)
New York Life Insurance and Annuity Corporation	(Delaware)
New York Life Enterprises LLC	(Delaware)
SEAF Sichuan SME Investment Fund LLC	(Delaware)	(39.98%)
New York Life International Holdings Limited	(Mauritius)	(84.38%)[1]
Max Ventures and Industries Limited	(India)	(21.3%, NYLIC: 1.4%)
NYL Cayman Holdings Ltd.	(Cayman Islands)
NYL Worldwide Capital Investments LLC	(Delaware)
Seguros Monterrey New York Life, S.A. de C.V.	(Mexico)	(99.998%)[2]
Administradora de Conductos SMNYL, S.A. de C.V	(Mexico)	(99%)
Agencias de Distribucion SMNYL, S.A. de C.V. (”ADIS”)	(Mexico)	(99%)
Inmobiliaria SMNYL, SA de C.V.	(Mexico)	(99% ; ADIS: 1%)
NYLIM Jacob Ballas India Holdings IV	(Mauritius)
New York Life Investment Management Holdings LLC	(Delaware)
New York Life Investment Management Asia Limited	(Cayman Islands)
Japan Branch
MacKay Shields LLC	(Delaware)
MacKay Shields Core Plus Opportunities Fund GP LLC	(Delaware)
MacKay Shields Core Plus / Opportunities Fund LP	(Delaware)
MacKay Municipal Managers Opportunities GP LLC	(Delaware)
MacKay Municipal Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Managers Credit Opportunities GP LLC	(Delaware)
MacKay Municipal Credit Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities HL Fund, L.P
MacKay Municipal Managers Credit Opportunities HL (Cayman) GP LLC	(Cayman Is.)
MacKay Municipal Credit Opportunities HL (Cayman) Fund, LP	(Cayman Is.)
MacKay Municipal Short Term Opportunities Fund GP LLC	(Delaware)
MacKay Municipal Short Term Opportunities Fund LP	(Delaware)
Plainview Funds plc	(Ireland)	(50%) (MacKay Shields Employee: 50%)
Plainview Funds plc – MacKay Shields Emerging Markets Credit Portfolio	(Ireland)	(NYLIC: 0.00%; NYLIAC: 0.00%)
Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio	(Ireland)	(NYLIC: 0.00%; MacKay: 0.13%)
Plainview Funds plc – MacKay Shields Floating Rate High Yield Portfolio	(Ireland)	(NYLIC: 0%; MacKay 0%)
Plainview Funds plc – MacKay Shields Core Plus Opportunities Portfolio	(Ireland)	(NYL: 0%)
MacKay Shields Statutory Trust – High Yield Bond Series	(Connecticut)[7]
Plainview Funds plc – MacKay Shields High Yield Crossover Portfolio	(Ireland)	(NYL: 0%; MacKay: 3.32%)
MacKay Shields High Yield Active Core Fund GP LLC	(Delaware)
MacKay Shields High Yield Active Core Fund LP	(Delaware)
MacKay Shields Credit Strategy Fund Ltd	(Cayman Islands)
MacKay Shields Credit Strategy Partners LP	(Delaware)
MacKay Shields Defensive Bond Arbitrage Fund Ltd.	(Bermuda)	(13.26%)[3]
MacKay Shields Core Fixed Income Fund GP LLC	(Delaware)
MacKay Shields Core Fixed Income Fund LP	(Delaware)
MacKay Shields Select Credit Opportunities Fund GP LLC	(Delaware)
MacKay Shields Select Credit Opportunities Fund LP	(Delaware)
MacKay Shields High Yield Crossover Fund LP	(Delaware)
MacKay Shields (International) Ltd.	(UK)	(“MSIL”)
MacKay Shields (Services) Ltd.	(UK)	(“MSSL”)
MacKay Shields UK LLP	(UK)	(MSIL: 99%; MSSL: 1%)
MacKay Municipal Managers Puerto Rico Opportunities GP LLC	(Delaware)
MacKay Puerto Rico Opportunities Funds, L.P.	(Delaware)
MacKay Puerto Rico Opportunities Feeder Fund, L.P.	(Cayman Islands)
MacKay Municipal Managers California Opportunities GP LLC	(Delaware)
MacKay Municipal Managers California Opportunities Fund, L.P.	(Delaware)
MacKay Municipal New York Opportunities GP LLC	(Delaware)
MacKay Municipal New York Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Opportunities HL Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading GP LLC	(Delaware)
MacKay Municipal Capital Trading Master Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading Fund, L.P.	(Delaware)
MacKay Municipal Managers Strategic Opportunities GP LLC	(Delaware)
MacKay Municipal Managers Strategic Opportunities Fund, L.P.	(Delaware)
MacKay Shields US Equity Market Neutral Fund GP LLC	(Delaware)
MacKay Cornerstone US Equity Market Neutral Fund LP	(Delaware)
MacKay Shields Intermediate Bond Fund GP LLC	(Delaware)
MacKay Shields Intermediate Bond Fund LP	(Delaware)
MacKay Shields General Partner (L/S) LLC	(Delaware)
MacKay Shields Long/Short Fund LP	(Delaware)
MacKay Shields Long/Short Fund (Master)	(Delaware)
MacKay Municipal Managers Opportunities Allocation GP LLC	(Delaware)
MacKay Municipal Opportunities Allocation Master Fund LP	(Delaware)
MacKay Municipal Opportunities Allocation Fund A LP	(Delaware)
MacKay Municipal Opportunities Allocation Fund B LP	(Delaware)
MacKay Municipal Managers U.S. Infrastructure Opportunities GP LLC	(Delaware)
MacKay Municipal U.S. Infrastructure Opportunities Fund LP	(Delaware)
MacKay Municipal Managers High Yield Select GP LLC	(Delaware)
MacKay Municipal High Yield Select Fund LP	(Delaware)
MacKay Flexible Income Fund GP LLC	(Delaware)
MacKay Flexible Income Fund LP	(Delaware)
MacKay Municipal Managers High Income Opportunities GP LLC	(Delaware)
MacKay Municipal High Income Opportunities Master Fund LP	(Delaware)
MacKay Municipal High Income Opportunities Fund A LP	(Delaware)
MacKay Municipal High Income Opportunities Fund B LP	(Delaware)
Cascade CLO Manager, LLC	(Delaware)
MKS CLO Holdings GP LLC	(Delaware)
MKS CLO Holdings, LP	(Cayman Is.)
MKS CLO Advisors, LLC	(Delaware)
MKS Europe Investment Management Limited	(Ireland)
MKS European Credit Opportunity Fund Limited	(Jersey)	(Mackay: 67%, NYLIAC: 33%)
MKS TALF Opportunities Fund GP, LLC	(Delaware)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (Cayman) LP	(Cayman Is.)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (Cayman GBP-Hedged) LP	(Cayman Is.)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (US) LP	(Delaware)
MacKay Shields TALF 2.0 Opportunities Master Fund LP	(Delaware)
Cornerstone Capital Management Holdings LLC	(Delaware)
Madison Square Investors Asian Equity Market Neutral Fund GP, LLC	(Delaware)
Cornerstone US Equity Market Neutral Fund, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P.	(Delaware)
New York Life Investments Alternatives LLC	(Delaware)	(MCF is a Non-Managing Member)
Madison Capital Funding LLC	(Delaware)	(NYLIC: 55%; NYLIAC: 45%)
MCF Co-Investment GP LLC	(Delaware)
MCF Co-Investment GP LP	(Delaware)
Madison Capital Funding Co-Investment Fund LP	(Delaware)
Madison Avenue Loan Fund GP LLC	(Delaware)
Madison Avenue Loan Fund LP	(Delaware)
MCF Fund I LLC	(Delaware)
MCF Hanwha Fund LLC	(Delaware)[7]	(0 voting ownership)
Ironshore Investment BL I Ltd.	(Bermuda)[7]	(0 voting ownership)
MCF CLO IV LLC	(Delaware)[7]	(NYLIC: 6.7%)
MCF CLO V LLC	(Delaware)[7]	(NYLIC: 5%)
MCF CLO VI LLC	(Delaware)[7]	(0 voting ownership)
MCF CLO VII LLC (f/k/a LMF WF Portfolio III, LLC)	(Delaware)[7]	(0 voting ownership)
MCF CLO VIII Ltd.	(Delaware) [7]	(0 voting ownership)
MCF CLO VIII LLC	(Delaware)
MCF CLO IX Ltd.	(Cayman Islands)[7]
MCF CLO IX LLC	(Delaware)
MCF KB Fund LLC	(Delaware)[7]	(0 voting ownership)
MCF KB Fund II LLC	(Delaware) [7]	(0 voting ownership)
MCF Hyundai Fund LLC	(Delaware) [7]	(0 voting ownership)
Montpelier Carry Parent, LLC	(Delaware)
Montpelier Carry, LLC	(Delaware)
Montpelier GP, LLC	(Delaware)
Montpelier Fund, L.P.	(Delaware)
MCF Mezzanine Carry I LLC	(Delaware)[9]
MCF Mezzanine Fund I LLC	(Delaware)	(NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)
MCF PD Fund GP LLC	(Delaware)[7]
MCF PD Fund LP	(Delaware)[7]
MCF Senior Debt Fund 2019-I GP LLC	(Delaware)[7]
MCF Senior Debt Fund 2019-I LP	(Delaware)[7]
Warwick Seller Representative, LLC	(Delaware)
Young America Holdings, LLC (“YAH”)	(Delaware)	(36.35%)[9]
YAC.ECOM Incorporated	(Minnesota)
Young America, LLC (“YALLC”)	(Minnesota)
Global Fulfillment Services, Inc.	(Arizona)
SourceOne Worldwide, Inc.	(Minnesota)
YA Canada Corporation	(Nova Scotia, Canada)
Zenith Products Holdings, Inc.	(Delaware)	(16.36%)[9]
ZPC Holding Corp.	(Delaware)
Zenith Products Corporation	(Delaware)
GoldPoint Partners LLC	(Delaware)
New York Life Capital Partners, L.L.C.	(Delaware)
New York Life Capital Partners, L.P.	(Delaware)
New York Life Capital Partners II, L.L.C.	(Delaware)
New York Life Capital Partners II, L.P	(Delaware)
New York Life Capital Partners III GenPar GP, LLC	(Delaware)
New York Life Capital Partners III GenPar, L.P.	(Delaware)
New York Life Capital Partners III, L.P.	(Delaware)
New York Life Capital Partners III-A, L.P.	(Delaware)
New York Life Capital Partners IV GenPar GP, LLC	(Delaware)
New York Life Capital Partners IV GenPar, L.P	(Delaware)
New York Life Capital Partners IV, L.P.	(Delaware)
New York Life Capital Partners IV-A, L.P.	(Delaware)
GoldPoint Core Opportunities Fund, L.P.	(Delaware)
GoldPoint Mezzanine Partners IV GenPar GP, LLC	(Delaware)
GoldPoint Mezzanine Partners IV GenPar, LP	(Delaware)
GoldPoint Mezzanine Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Mezzanine Partners IV, LP	(Delaware)	(“GPPIVLP”)
GPP Mezzanine Blocker Holdco A, LP	(Delaware)	(“GPPMBHA”)
GPP Mezzanine Blocker Holdco Preferred A, LP	(Delaware)
GPP Mezzanine Blocker Holdco B, LP	(Delaware)	(“GPPMBHB”)
GPP Mezzanine Blocker Holdco C, LP	(Delaware)	(“GPPMBHC”)
GPP Mezzanine Blocker Holdco D, LP	(Delaware)	(“GPPMBHD”)
GPP Mezzanine Blocker Holdco E, LP	(Delaware)
GPP Mezz IV ECI Aggregator LP name change from GPP Mezzanine Blocker E, LP	(Delaware)
GPP Mezzanine Blocker Holdco F, LP	(Delaware)
GPP Mezzanine Blocker Holdco G, LP	(Delaware)
GPP Mezzanine Blocker Holdco H, LP	(Delaware)
GPP Mezzanine Blocker Holdco I, LP	(Delaware)
GoldPoint Mezzanine Partners Offshore IV, L.P.	(Cayman Islands)
GoldPoint Partners Co-Investment V GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment V GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Partners Co-Investment V, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco B, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker D, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker E, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco F, LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco G, LP	(Delaware)
GoldPoint Private Debt Partners V GenPar GP, LLC	(Delaware)
GoldPoint Private Debt Partners Offshore V, LP	(Cayman Island)
GoldPoint Private Debt Partners V GenPar GP, LP	(Delaware)
GoldPoint Private Debt Partners V, LP	(Delaware)
GPP Private Debt Blocker Holdco A, LLC	(Delaware)
GPP Private Debt V-ECI Aggregator LP	(Delaware)
GoldPoint Partners FA I, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar, L.P	(Cayman Islands)
GoldPoint Partners Select Manager Fund III, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III AIV, L.P.	(Delaware)
GoldPoint Partners Select Manager IV GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager IV GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund IV, L.P.	(Delaware)
GoldPoint Partners Select Manager V GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager V GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund V, L.P.	(Delaware)
GoldPoint Partners Canada III GenPar Inc.	(Canada)
GoldPoint Partners Select Manager Canada Fund III, L.P.	(Canada)
GoldPoint Partners Canada IV GenPar Inc.	(Delaware)
GoldPoint Partners Select Manager Canada Fund IV, L.P.	(Delaware)
GoldPoint Partners Co-Investment VI GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment VI GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment VI, LP	(Delaware)
GPP VI - ECI Aggregator LP	(Delaware)
GPP VI Blocker A LLC	(Delaware)
GPP VI Blocker B LLC	(Delaware)
GPP VI Blocker C LLC	(Delaware)
GPP VI Blocker D LLC	(Delaware)
GPP VI Blocker E LLC	(Delaware)
GoldPoint Private Credit GenPar GP, LLC	(Delaware)
GoldPoint Private Credit Fund, LP	(Delaware)	(GoldPoint: 100%)
NYLCAP 2010 Co-Invest GenPar GP, LLC	(Delaware)
NYLCAP 2010 Co-Invest GenPar L.P.	(Delaware)
NYLCAP 2010 Co-Invest L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker B L.P.	(Delaware)
GoldPoint Partners Canada GenPar, Inc.	(Canada)
NYLCAP Select Manager Canada Fund, LP	(Canada)
NYLCAP Canada II GenPar Inc.	(Canada)
NYLCAP Select Manager Canada Fund II, L.P.	(Canada)
NYLIM Mezzanine Partners II GenPar GP, LLC	(Delaware)
NYLIM Mezzanine Offshore Partners II, LP	(Cayman Islands)
NYLIM Mezzanine Partners II GenPar, LP	(Delaware)
New York Life Investment Management Mezzanine Partners II, LP	(Delaware)
NYLIM Mezzanine Partners II Parallel Fund, LP	(Delaware)
NYLIM Mezzanine II Parallel Luxco S.à.r.l.	(Luxembourg)
NYLCAP Mezzanine Partners III GenPar GP, LLC	(Delaware)
NYLCAP Mezzanine Partners III GenPar, LP	(Delaware)
NYLCAP Mezzanine Partners III-K, LP	(Delaware)
NYLCAP Mezzanine Partners III, LP	(Delaware)
NYLCAP Mezzanine Partners III Parallel Fund, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco D, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker D, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco F, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker F, LP	(Delaware)
NYLCAP Mezzanine Offshore Partners III, L.P.	(Cayman Islands)
NYLCAP Select Manager GenPar GP, LLC	(Delaware)
NYLCAP Select Manager GenPar, LP	(Delaware)
NYLCAP Select Manager Fund, LP	(Delaware)
NYLCAP Select Manager Cayman Fund, LP	(Cayman Islands)
NYLCAP Select Manager II GenPar GP, LLC	(Delaware)
NYLCAP Select Manager II GenPar GP, L.P.	(Cayman Islands)
NYLCAP Select Manager Fund II, L.P.	(Cayman Islands)
NYLCAP India Funding LLC	(Delaware)
NYLIM-JB Asset Management Co., LLC	(Mauritius)	(24.66%)[4]
New York Life Investment Management India Fund II, LLC	(Mauritius)
New York Life Investment Management India Fund (FVCI) II, LLC	(Mauritius)
NYLCAP India Funding III LLC	(Delaware)
NYLIM-Jacob Ballas Asset Management Co. III, LLC	(Mauritius)	(24.66%)[5]
NYLIM Jacob Ballas India Fund III (Mauritius) LLC
NYLIM Jacob Ballas Capital India (FVCI) III (Mauritius) LLC
NYLIM Jacob Ballas India (FII) III (Mauritius) LLC
Evolvence Asset Management, Ltd.	(Cayman Islands)	(Goldpoint: 24.5%)
EIF Managers Limited	(Mauritius)	(58.72%)
EIF Managers II Limited	(Mauritius)	(55%)
PA Capital LLC	(Delaware)	(67.00%)
BMG PAPM GP, LLC	(Delaware)
BMG PA Private Markets (Delaware) LP	(Delaware)
BMG Private Markets (Cayman) LP	(Cayman Islands)
PACD MM, LLC	(Delaware)
PA Capital Direct, LLC	(Delaware)[7]
PA Credit Program Carry Parent, LLC	(Delaware)
PA Credit Program Carry, LLC	(Delaware)
PACIF Carry Parent, LLC	(Delaware)
PACIF Carry, LLC	(Delaware)
PACIF GP, LLC	(Delaware)
Private Advisors Coinvestment Fund, LP	(Delaware)
PACIF II GP, LLC	(Delaware)
Private Advisors Coinvestment Fund II LP	(Delaware)
PACIF II Carry Parent, LLC	(Delaware)
PACIF II Carry, LLC	(Delaware)
PACIF III GP, LLC	(Delaware)
Private Advisors Coinvestment Fund III, LP	(Delaware)
PACIF III Carry Parent, LLC	(Delaware)
PACIF III Carry, LLC	(Delaware)
PACIF IV GP, LLC	(Delaware)
Private Advisors Coinvestment Fund IV, LP	(Delaware)
PACIF IV Carry Parent, LLC	(Delaware)
PACIF IV Carry, LLC	(Delaware)
PAMMF GP, LLC	(Delaware)
PA Middle Market Fund, LP	(Delaware)
PA Hedged Equity Fund, L.P.	(Delaware)
Private Advisors Hedged Equity Fund (QP), L.P.	(Delaware)
Private Advisors Hedged Equity Master Fund	(Delaware)
PASOF GP, LLC	(Delaware)
PA Strategic Opportunities Fund, LP	(Delaware)
PASCBF III GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund III, LP	(Delaware)
PASCBF IV GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund IV, LP	(Delaware)
PASCBF IV Carry Parent, LLC	(Delaware)
PASCBF IV Carry, LLC	(Delaware)
PASCBF V GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund V, LP	(Delaware)
Private Advisors Small Company Buyout V–ERISA Fund, LP	(Delaware)
PASCBF V Carry Parent, LLC	(Delaware)
PASCBF V Carry, LLC	(Delaware)
PASCPEF VI Carry Parent, LLC	(Delaware)
PASCPEF VI Carry, LLC	(Delaware)
PASCPEF VI GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VI, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VI (Cayman), LP	(Cayman Islands)
PASCPEF VII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VII (Cayman), LP	(Cayman Islands)
PASCPEF VII Carry Parent, LLC	(Delaware)
PASCPEF VII Carry, LLC	(Delaware)
PASCPEF VIII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VIII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VIII (Cayman), LP	(Delaware)
PASCPEF IX GP, LLC	(Delaware)
PA Small Company Private Equity Fund IX, LP	(Delaware)
PA Small Company Private Equity Fund IX, (Cayman), LP	(Cayman Islands)
Cuyahoga Capital Partners IV Management Group LLC	(Delaware)
Cuyahoga Capital Partners IV LP	(Delaware)
Cuyahoga Capital Emerging Buyout Partners Management Group LLC	(Delaware)
Cuyahoga Capital Emerging Buyout Partners LP	(Delaware)
PA Real Assets Carry Parent, LLC	(Delaware)
PA Real Assets Carry, LLC	(Delaware)
PA Real Assets Carry Parent II, LLC	(Delaware)
PA Real Assets Carry II, LLC	(Delaware)
PA Emerging Manager Carry Parent, LLC	(Delaware)
PA Emerging Manager Carry, LLC	(Delaware)
PA Emerging Manager Carry Parent II, LLC	(Delaware)
PA Emerging Manager Carry II, LLC	(Delaware)
RIC I GP, LLC	(Delaware)
Richmond Coinvestment Partners I, LP	(Delaware)
RIC I Carry Parent, LLC	(Delaware)
RIC I Carry, LLC	(Delaware)
PASF V GP, LLC	(Delaware)
Private Advisors Secondary Fund V, LP	(Delaware)
PASF V Carry Parent, LLC	(Delaware)
PASF V Carry, LLC	(Delaware)
PARAF GP, LLC	(Delaware)
Private Advisors Real Assets Fund, LP	(Delaware)
PARAF Carry Parent, LLC	(Delaware)
PARAF Carry, LLC	(Delaware)
PASCCIF GP, LLC	(Delaware)
Private Advisors Small Company Coinvestment Fund, LP	(Delaware)
Private Advisors Small Company Coinvestment Fund-ERISA, LP	(Delaware)
PASCCIF Carry Parent, LLC	(Delaware)
PASCCIF Carry, LLC	(Delaware)
PARAF II GP, LLC	(Delaware)
Private Advisors Real Assets Fund II, LP	(Delaware)
Private Advisors Hedged Equity Fund, Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Fund (QP), Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Master Fund, Ltd.	(Cayman Islands)	(owned by two funds above)
UVF GP, LLC	(Delaware)
Undiscovered Value Fund, LP	(Delaware)
Undiscovered Value Fund, Ltd.	(Cayman Islands)[8]
Undiscovered Value Master Fund SPC	(Cayman Islands)
Washington Pike GP, LLC	(Delaware)
Washington Pike, LP	(Delaware)
RidgeLake Partners GP, LLC	(Delaware)
RidgeLake Partners, LP	(Delaware)
NYLCAP Holdings LLC	(Mauritius)
Jacob Ballas Capital India PVT. Ltd.	(Mauritius)	(23.30%)
Industrial Assets Holdings Limited	(Mauritius)	(28.02%)
JB Cerestra Investment Management LLP	(Mauritius)
NYLIM Service Company LLC	(Delaware)
NYL Workforce GP LLC	(Delaware)
New York Life Investment Management LLC	(Delaware)
NYLIM Fund II GP, LLC	(Delaware)
NYLIM-TND, LLC	(Delaware)
New York Life Investment Management Hong Kong Limited	(China)
WFHG GP, LLC	(Delaware)	(50%)
Workforce Housing Fund I-2007 LP	(Delaware)	(50%)
IndexIQ Holdings Inc.	(Delaware)	(“IQ Holdings”)
IndexIQ LLC	(Delaware)	(NYLIMH: 74.37%, IQHoldings: 25.63%)
IndexIQ Advisors LLC	(Delaware)
IndexIQ Active ETF Trust	(Delaware)[7]
IQ MacKay Shields Municipal Insured ETF		(NYLIAC: 21.23%)
IQ MacKay Shields Municipal Intermediate ETF		(NYLIAC: 74.24%)
IQ Ultra Short Duration ETF		(NYLIC: 14.71%)
IndexIQ ETF Trust	(Delaware)
IQ 50 Percent Hedged FTSE Europe ETF		(NYLIC: 0.00%)
IQ 50 Percent Hedged FTSE Intl ETF		(NYLIM Holdings: 53.07%)
IQ 50 Percent Hedged FTSE Japan ETF		(NYLIC: 0.00%)
IQ 500 International ETF		(NYLIM Holdings: 99.65%, NYLIAC: 0.00%)
IQ Chaikin US Large Cap ETF		(NYLIM Holdings: 8.96%)
IQ Chaikin US Small Cap ETF		(NYLIM Holdings: 70.22%)
IQ Enhanced Core Plus Bond US ETF		(NYLIM Holdings: NYL:0.00%)
IQ Global Agribusiness Small Cap ETF
IQ Global Resources ETF		(NYLIM Holdings: NYL:0.00%)
IQ Hedge Event-Driven Tracker ETF		(NYLIAC: 57.90%)
IQ Hedge Long/Short Tracker ETF		(NYLIAC: 41.09%)
IQ Hedge Macro Tracker ETF
IQ Hedge Market Neutral Tracker ETF
IQ Hedge Multi-Strategy Tracker ETF
IQ Leaders GTAA Tracker ETF
IQ Merger Arbitrage ETF
IQ Real Return ETF
IQ S&P High Yield Low Volatility Bd ETF		(NYLIM Holdings: 52.73%)
IQ Short Duration Enhanced Cor Bd US ETF		(NYLIAC: 79.99%)
IQ US Real Estate Small Cap ETF
IQ Candriam ESG International Equity ETF		(NYLIM: 89.22%, NYLIAC: 9.41%)
IQ Candriam ESG US Equity ETF		(NYLIM: 87.63%, NYLIAC: 9.24%)
New York Life Investment Management Holdings International	(Luxembourg)
New York Life Investment Management Holdings II International	(Luxembourg)
Candriam Group (“CG”)	(Luxembourg)
CGH UK Acquisition Company Limited	(UK)
Tristan Capital Partners Holdings Limited	(England & Wales)	(40%)
Tristan Capital Partners LLP	(England & Wales)
EPISO 4 Co-Investment LLP	(England & Wales)	(50%, Tristan Capital Partners LLP 50%)
EPISO 4 (GP) LLP	(England & Wales)	(16%)(5 individual members)
EPISO 4 Incentive Partners LLP	(England & Wales)	(4.7%)(18 Individual members and three corporate members)
CCP 5 Co-Investment LLP	(England & Wales)	(50%, Tristan Capital Partners LLP 50%)
Tristan Capital Limited	(England & Wales)
Tristan Capital Partners LLP	(England & Wales)	(92%)(25 individual members)
CCP III Co-Investment (GP) Limited	(Scotland)
CCP III Co-Investment LP	(Scotland)
CCP IV Co-Investment LP	(Scotland)
CCP III (GP) LLP	(England & Wales)	(50%)
CCP III Incentive Partners (GP) Limited	(Scotland)
CCP III Incentive Partners LP	(Scotland)
CCP IV Incentive Partners LP	(Scotland)
Curzon Capital Partners III (GP) Limited	(England & Wales)
CCP III (GP) LLP	(England & Wales)	(50%)
EPISO 3 Co-Investment (GP) Limited	(Scotland)
EPISO 3 Co-Investment LP	(Scotland)
EPISO 3 Incentive Partners (GP) Limited	(Scotland)
EPISO 3 Incentive Partners LP	(Scotland)
EPISO 3 IOM Limited	(Isle of Man)
CCP IV (GP) LLP	(England & Wales)	(50%)
Curzon Capital Partners IV (GP) Limited	(England & Wales)
CCP 5 GP LLP	(England & Wales)	(~33%) (2 individual members)
CCP 5 Pool Partnership GP Limited	(Jersey)
CCP 5 Pool Partnership SLP	(Jersey)
Tristan Capital Partners Asset Management Limited	(England & Wales)
TCP Poland Spolka z ograniczoną odpowiedzialnoscią	(Poland)
TCP Co-Investment (GP) S.à.r.l.	(Luxembourg)
TCP Co-Investment SCSP	(Luxembourg)
TCP Incentive Partners SCSP	(Luxembourg)
TCP Incentive Partners (GP) S.à.r.l.	(Luxembourg)
German Property Performance Partners Investors Feeder Verwaltungs GmbH	(Germany)
EPISO 4 (GP) S.à.r.l.	(Luxembourg)
EPISO 4 (GP) II S.à.r.l.	(Luxembourg)
Tristan (Holdings) Limited	(England & Wales)	(0%) (10 shares held by an individual)
EPISO 3 Feeder (GP) Limited	(Scotland)
CCP V Feeder (GP) LLP	(England & Wales)	(2 individual members)
EPISO 4 Feeder (GP) LLP	(England & Wales)	(2 individual members)
CCP 5 Feeder LLP	(England & Wales)	(33%) (2 individual members)
Tristan Global Securities GP Limited	(Cayman Islands)
Tristan Global Securities LP	(Cayman Islands)
Candriam Luxco S.a.r.l.	(Luxembourg)	(“CANLUXS”)
Candriam Luxembourg	(Luxembourg)	(”CANLUX”) (CG: 90.972%; 1 share held by CANLUXS)
Candriam Luxembourg Italy Branch
Candriam Luxembourg UK Establishment
Candriam Luxembourg Germany Branch
Candriam Luxembourg US Branch
Candriam Luxembourg Spain Branch
Candriam Luxembourg Netherlands Branch
Candriam Luxembourg MENA Branch	(Dubai, UAE)
Candriam Belgium	(Belgium)	(“CANBEL”) (99.99%; CG: 0.01%)
Candriam France	(France)	(”CANFR”)
Candriam Monétaire SICAV	(France)	(CANBEL: 1.32%; CANFR: 0.60%, CIG: 0.01%)
Candriam Switzerland LLC	(Switzerland)
Belfius Fund	(Luxembourg)	(SICAV with Board controlled by Candriam)
Belfius Fund Belgian Small & Mid Caps		(0.00%)
Belfius Equities	(Belgian)	(CIG:0.00%)
BIL Invest	(Luxembourg)	(0.00%)
BlueOrchard Microfinance Fund	(Luxembourg)	(0.00%)
Cordius	(Luxembourg)	(CANLUX: 16.12%, CANBEL: 3.78%, CANFR: 3.78%)
Cordius CIG		(“CIG”) (CANLUX: 68.04%; CANBEL: 15.98%; CANFR: 15.98%)
Candriam Absolute Return	(Luxembourg)	(CANLUX: 3.16%, NYLIAC: 8.80%, CIG: 6.37%)
Candriam Absolute Return Equity Market Neutral	(Lux)	(CANLUX: 4.05%, NYLIAC: 4.71%, CIG: 8.60%)
Candriam Absolute Return Long Short Digital Equity		(CANLUX: 0.22%, CIG: 0.01%, NYLIAC: 20.50%)
Candriam Alternative	(Luxembourg)	(CANLUX: 0.27%, NYLIAC: 74.02%, CIG: 18.54%)
Candriam Alternative Systemat		(CANLUX: 0.27%, NYLIAC: 74.02%, CIG: 18.54%)
Candriam Bonds	(Luxembourg)	(CANLUX: 0.06%, CIG: 0.06%)
Candriam Bonds Capital Securities		(CANFR: 0.00%, CIG: 0.01%
Candriam Bonds Convertible Defensive		(CANLUX: 0.04%)
Candriam Bonds Convertible Opportunities		(CANLUX: 37.69%)
Candriam Bonds Credit Opportunities		(CANLUX: 0.02%)
Candriam Bonds Emerging Debt Local Currencies		(CANLUX: 0.05%, CIG: 0.01%)
Candriam Bonds Emerging Markets		(CANLUX: 0.02%, CANFR: 0.00%)
Candriam Bonds Emerging Markets Total Return		(CANLUX: 0.08%)
Candriam Bonds Emerging Markets Corporate		(0.00%)
Candriam Bonds Euro		(0.00%)
Candriam Bonds Euro Corporate		(CANLUX: 0.03%)
Candriam Bonds Euro Diversified		(0.00%)
Candriam Bonds Euro Government		(CANLUX: 0.04%, CANFR: 0.00%)
Candriam Bonds Euro High Yield		(CANFR 0.00%, CANLUX: 0.01%)
Candriam Bonds Euro Short Term		(CANLUX: 0.01%)
Candriam Bonds Euro Long Term		(CANLUX: 0.00, CIG: 0.02%)
Candriam Bonds Floating Rate Notes		(0.00%)
Candriam Bonds Global Government		(0.00%)
Candriam Bonds Global High Yield		(CANLUX: 0.03%)
Candriam Bonds Global Inflation Short Duration		(0.00%)
Candriam Bonds Global Sovereign Quality		(CIG: 0.01%)
Candriam Bonds International		(CANLUX: 0.16%, CIG: 0.01%)
Candriam Bonds Total Return		(CANLUX: 0.03%)
Candriam Bonds Total Return Defensive		(0.00%)
Candriam Bonds Total Return Defensive		(0.00%)
Candriam Business Equities	(Belgium)
Candriam Business Equities EMU		(0.00%)
Candriam Business Equities Global Income		(0.00%)
Candriam Diversified Futures		(CIG: 0.01%, CANFR: 0.675)
Candriam Equities L	(Luxembourg)	(CANLUX: 0.00%)
Candriam Equities L Asia		(0.00%)
Candriam Equities L Australia		(0.00%)
Candriam Equities L Biotechnology		(0.00%)
Candriam Equities L Emerging Markets		(CANLUX: 0.01%)
Candriam Equities L EMU		(0.00%)
Candriam Equities L Europe Innovation		(0.00%)
Candriam Equities L Robotics & Innovation Technology		(CANLUX: 0.01%)
Candriam Fund	(Luxembourg)
Candriam Fund Sustainable Euro Corporate Bonds Fossil Free		(CIG: 0.01%)
Candriam Fund Sustainable European Equities Fossil Free		(CIG: 0.00%)
Candriam GF	(Luxembourg)	(NYLIAC: 63.98%, CIG: 0.01%)
Candriam GF AUSBIL Global Essential Infrastructure		(NYLIAC: 97.72%)
Candriam GF Short Duration US High Yield Bonds		(NYLIAC: 34.22%, CIG: 0.02%)
Candriam GF U.S. Equity Opportunities		(NYLIAC: 60.68%, CIG: 0.02%)
Candriam GF US High Yield Corporate Bonds		(NYLIAC: 80.67%, CIG: 0.02%)
Candriam GF US Corporate Bonds		(NYLIAC: 92.14%)
Candriam Global Alpha	(Luxembourg)	(CANLUK: 0.12%, CIG: 1.87%)
Candriam Index Arbitrage	(Luxembourg)	(CANLUX: 0.02%, CANFR: 0.00%)
Candriam L	(Luxembourg)	(CANLUX: .0.06%, NYLIAC: 1.68%, CIG: 0.62%)
Candriam L Balanced Asset Allocation		(CIG: 0.01%)
Candriam L Conservative Asset Allocation		(CANLUX: 0.18%, CIG: 0.01%)
Candriam, L Defensive Asset Allocation		(CIG: 0.05%)
Candriam L Dynamic Asset Allocation		(CIG: 5.22%)
Candriam L Multi-Asset Income		(CANLUX: 0.06%)
Candriam L Multi-Asset Income & Growth		(CANLUX: 0.04%)
Candriam L Multi-Asset Premia		(NYLIAC: 24.33%, CIG: 8.15%)
Candriam Long Short Credit		(CANLUX: 0.01%)
Candriam Money Market	(Luxembourg)	(CANLUX: 0.2%, CANFR: 0.64%)
Candriam Money Market Euro		(0.00%)
Candriam Money Market Euro AAA		(CANLUX: 0.11%, CANFR: 4.21%)
Candriam Money Market Usd		(0.00%)
Candriam Multi-Strategies	(Luxembourg)	(CANBEL 16.18%, CANFR: 24.81%, CANLUX: 56.98%, CIG: 2.00%)
Candriam Quant	(Luxembourg)	(CANLUX: 0.01%, CIG: 0.04%)
Candriam Quant Equities Europe		(CIG 0.00%)
Candriam Quant Equities USA		(CIG 0.01%)
Candriam Quant Equities Multi-Factor EMU		(0.02%)
Candriam Risk Arbitrage	(Luxembourg)	(CANLUX: 0.02%, CIG: 0.00%)
Candriam SRI	(Luxembourg)	(CANLUX: 0.01%, CANBEL:
Candriam SRI Bond Euro Aggregate Index		(CIG: 0.01%)
Candriam SRI Bond Emerging Markets		(CANLUX: 0.01%, CANFR: 0.18%)
Candriam SRI Bond Euro		(CANLUX: 0.03%)
Candriam SRI Bond Euro Corporate		(CANLUX: 0.03%)
Candriam SRI Bond Euro Short Term		(0.00%)
Candriam SRI Bond Global High Yield		(CANLUX: 0.02%)
Candriam SRI Bond Global		(0.00%)
Candriam SRI Defensive Asset Allocation		(CANBEL: 8.76%)
Candriam SRI Equity Circular Economy		(CIG: 0.00)
Candriam SRI Equity Climate Action		(CIG: 0.00%)
Candriam SRI Equity Emerging Markets		(CANLUX: 0.01%)
Candriam SRI Equity EMU		(CANLUX: 0.02%)
Candriam SRI Equity Europe		(CANLUX: 0.01%)
Candriam SRI Equity North America		(CANLUX: 0.00%)
Candriam SRI Equity Pacific		(0.01%)
Candriam SRI Equity World		(CANLUX: 0.01%)
Candriam SRI Money Market Euro		(CIG: 0.00%)
Candriam Sustainable	(Luxembourg)	(CANLUX: 0.00%, CIG: 0.03%)
Candriam Sustainable Euro Corporate Bonds		(CANLUX: 0.00%)
Candriam Sustainable Euro Bonds		(CIG: 0.45%)
Candriam Sustainable Euro Short Term Bonds		(CIG: 0.01%)
Candriam Sustainable Europe		(CANLUX: 0.00%)
Candriam Sustainable North America		(CANLUX: 0.01%)
Candriam Sustainable Pacific		(0.00%)
Candriam Sustainable High		(CIG: 0.01%)
Candriam Sustainable World Bonds		(CIG: 0.37%)
Candriam Sustainable World		(0.00%)
Candriam Sustainable Medium		(0.00%)
Candriam Sustainable Low		(0.00%)
Candriam World Alternative	(Luxembourg)	(CANLUX: 0.06%, NYLIAC: 29.76%)
Candriam World Alternative Alphamax		(NYLIAC: 37.20%, CANLUX: 0.08%, CIG: 0.00%)
Candriam Patrimoine Obli-Inter	(France)	(CANFR: 0.00%)
Cleome Index	(Luxembourg)	(CANFR: 0.00%)
Cleome Index EMU Equities		(CANF: 0.00%)
Cleome Index
Cleome USA Equities		(0.00%)
CMM
CMM Multi-Strategy		(0.00%)
Paricor		(CIG: 0.06%)
Paricor Patrimonium		(CIG: 0.07%)
IndexIQ		(CIG: 35%)
IndexIQ Factors Sustainable Corporate Euro Bond		(CIG: 41%)
IndexIQ Factors Sustainable Sovereign Euro Bond		(CIG: 36%)
IndexIQ Factors Sustainable Europe Equity		(CIG: 19%)
IndexIQ Factors Sustainable EMU Equity		(CIG: 1.40%)
IndexIQ Factors Sustainable Japan Equity		(CIG: 33%)
Ausbil Investment Management Limited	(Australia)	(“AUSBIL”) (79.03%)
Ausbil Australia Pty. Ltd.	(Australia)
Ausbil Asset Management Pty. Ltd.	(Australia)
Ausbil Global Infrastructure Pty. Limited	(Australia)	(55%) (45% owned by 4 employees)
ISPT Holding	(Australia)	(0.037%)
Ausbil Investment Management Limited Employee Share Trust	(Australia)	(Ausbil: 100%)
Ausbil 130/30 Focus Fund	(Australia)[6]
Ausbil Dividend Income Fund	(Australia)	(NYLIAC: 41.76%)
Ausbil Active Sustainable Equity Fund	(Australia)	(NYLIAC: 50.53%) (Ausbil has sole authority over fund)
Ausbil Australian Active Equity Fund	(Australia)
Ausbil Australian Concentrated Equity Fund	(Australia)
Ausbil Australian Emerging Leaders Fund	(Australia)
Ausbil Australian Geared Equity Fund	(Australia)
Ausbil Australian Smallcap Fund	(Australia)
Ausbil Balanced Fund	(Australia)
Ausbil EGS Focus Fund	(Australia)
Ausbil Global Essential Infrastructure Fund	(Australia)	(NYLIAC: 57.77%)
Ausbil Global Resources Fund	(Australia)	(91.41%)
Ausbil Global SmallCap Fund	(Australia)	(74.12%)
Ausbil Microcap Fund	(Australia)	(NYLIAC: 16.16%)
Candriam Sustainable Global Equity Fund	(Australia)
MacKay Shields Unconstrained Bond Fund	(Australia)	(NYLIAC: 99.18%)
NYLIFE Distributors LLC	(Delaware)
(66.85%)
NYLIM Flatiron CLO 2004-1 Ltd.	(Cayman Islands)[7]
NYLIM Flatiron CLO 2004-1 Equity Holdings LLC, Series A	(Delaware)
NYLIM Flatiron CLO 2006-1 Ltd.	(Cayman Islands)
NYLIM Flatiron CLO 2006-1 Equity Holdings LLC, Series A	(Delaware)
Flatiron CLO 2007-1 Ltd.	(Cayman Islands)
NYLIM Flatiron CLO 2007-1 Equity Holdings LLC, Series A	(Cayman Islands)
Flatiron CLO 2011-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2012-1 Ltd	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2013-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2014-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2015-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 17 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 18 Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors 100% Equity)
Flatiron CLO 18 Funding Ltd.	(Cayman Islands)	(NYL: 100%)
Stratford CDO 2001-1 Ltd.	(Cayman Islands)
Silverado CLO 2006-II Limited	(Cayman Islands)
Silverado 2006-II Equity Holdings LLC, Series A	(Cayman Islands)
NYLIFE LLC	(Delaware)
Eagle Strategies LLC	(Delaware)
Fabric of Family LLC	(Delaware)
New York Life Capital Corporation	(Delaware)
New York Life Trust Company	(New York)
NYLIFE Securities LLC	(Delaware)
NYLINK Insurance Agency Incorporated	(Delaware)
NYLUK I Company	(United Kingdom)
NYLUK II Company	(United Kingdom)
Gresham Mortgage	(United Kingdom)
W Construction Company	(United Kingdom)
WUT	(United Kingdom)
WIM (AIM)	(United Kingdom)
Silver Spring, LLC	(Delaware)
Silver Spring Associates, L.P.	(Pennsylvania)
SCP 2005-C21-002 LLC	(Delaware)
SCP 2005-C21-003 LLC	(Delaware)
SCP 2005-C21-006 LLC	(Delaware)
SCP 2005-C21-007 LLC	(Delaware)
SCP 2005-C21-008 LLC	(Delaware)
SCP 2005-C21-009 LLC	(Delaware)
SCP 2005-C21-017 LLC	(Delaware)
SCP 2005-C21-018 LLC	(Delaware)
SCP 2005-C21-021 LLC	(Delaware)
SCP 2005-C21-025 LLC	(Delaware)
SCP 2005-C21-031 LLC	(Delaware)
SCP 2005-C21-036 LLC	(Delaware)
SCP 2005-C21-041 LLC	(Delaware)
SCP 2005-C21-043 LLC	(Delaware)
SCP 2005-C21-044 LLC	(Delaware)
SCP 2005-C21-048 LLC	(Delaware)
SCP 2005-C21-061 LLC	(Delaware)
SCP 2005-C21-063 LLC	(Delaware)
SCP 2005-C21-067 LLC	(Delaware)
SCP 2005-C21-069 LLC	(Delaware)
SCP 2005-C21-070 LLC	(Delaware)
NYMH-Ennis GP, LLC	(Delaware)
NYMH-Ennis, L.P.	(Texas)
NYMH-Freeport GP, LLC	(Delaware)
NYMH-Freeport, L.P.	(Texas)
NYMH-Houston GP, LLC	(Delaware)
NYMH-Houston, L.P.	(Texas)
NYMH-Plano GP, LLC	(Delaware)
NYMH-Plano, L.P	(Texas)
NYMH-San Antonio GP, LLC	(Delaware)
NYMH-San Antonio, L.P.	(Texas)
NYMH-Stephenville GP, LLC	(Delaware)
NYMH-Stephenville, L.P.	(Texas)
NYMH-Taylor GP, LLC	(Delaware)
NYMH-Taylor, L.P.	(Texas)
NYMH-Attleboro MA, LLC	(Delaware)
NYMH-Farmingdale, NY LLC	(Delaware)
NYLMDC-King of Prussia GP, LLC	(Delaware)
NYLMDC-King of Prussia Realty, LP	(Delaware)
NYLife Real Estate Holdings LLC	(Delaware)
Huntsville NYL LLC	(Delaware)
CC Acquisitions, LP	(Delaware)
REEP-IND Cedar Farms TN LLC	(Delaware)
Cedar Farms JV LLC	(Delaware)	(90%)
REEP-IND Continental NC LLC	(Delaware)
LRC-Patriot, LLC	(Delaware)	(93%)
REEP-LRC Industrial LLC	(Delaware)
REEP-IND Forest Park NJ LLC	(Delaware)
FP Building 4 LLC	(Delaware)
FP Building 1-2-3 LLC	(Delaware)
FP Building 17, LLC	(Delaware)
FP Building 20, LLC	(Delaware)
FP Mantua Grove LLC	(Delaware)
FP Lot 1.01 LLC	(Delaware)
REEP-IND NJ LLC	(Delaware)
NJIND JV LLC	(Delaware)	(93%)
NJIND Hook Road LLC	(Delaware)
NJIND Bay Avenue LLC	(Delaware)
NJIND Corbin Street LLC	(Delaware)
REEP-MF Cumberland TN LLC	(Delaware)
Cumberland Apartments, LLC	(Tennessee)
REEP-MF Enclave TX LLC	(Delaware)
Enclave CAF LLC	(Delaware)
REEP-MF Marina Landing WA LLC	(Delaware)
REEP-SP Marina Landing LLC	(Delaware)	(98%)
REEP-MF Mira Loma II TX LLC	(Delaware)
Mira Loma II, LLC	(Delaware)	(50%)
REEP-MF Summitt Ridge CO LLC	(Delaware)
Summitt Ridge Apartments, LLC	(Delaware)
REEP-MF Woodridge IL LLC	(Delaware)
REEP-OF Centerpointe VA LLC	(Delaware)
Centerpointe (Fairfax) Holdings LLC	(Delaware)	(50%)
REEP-OFC 575 Lex NY LLC	(Delaware)
REEP-OFC 575 Lex NY GP LLC	(Delaware)
Maple REEP-OFC 575 Lex Holdings LP	(Delaware)	(50%)
Maple REEP-OFC 575 Lex Owner LLC	(Delaware)	(50%)
REEP-RTL SASI GA LLC	(Delaware)
REEP-RTL Bradford PA LLC	(Delaware)
REEP-OFC Royal Centre GA LLC	(Delaware)
Royal Centre, LLC	(Delaware)	(90%)
REEP-RTL CTC NY LLC	(Delaware)
REEP-OFC 5005 LBJ Freeway TX LLC	(Delaware)	(97%)
5005 LBJ Tower LLC	(Delaware)	(97%)
REEP-MF SPENCER NV LLC	(Delaware)
REEP-HZ SPENCER JV LLC	(Delaware)	(92.7%)
REEP-HZ SPENCER LLC	(Delaware)
REEP-OFC/RTL MARKET ROSS TX LLC	(Delaware)
MARKET ROSS TX JV LLC	(Delaware)	(98.7%)
MARKET ROSS TX GARAGE OWNER LLC	(Delaware)
MARKET ROSS TX OFFICE OWNER LLC	(Delaware)
MARKET ROSS TX RETAIL OWNER LLC	(Delaware)
REEP-OFC Mallory TN LLC	(Delaware)
3665 Mallory JV LLC	(Delaware)	(90.9%)
REEP-OFC WATER RIDGE NC LLC	(Delaware)
REEP-OFC Viridian AZ LLC	(Delaware)
REEP-Hines Viridian JV LLC	(Delaware)	(73.0309%)
REEP-OFC 2300 Empire LLC	(Delaware)
REEP-MF Wynnewood PA LLC	(Delaware)
Wynnewood JV LLC	(Delaware)	(92.5%)
REEP-MU Fayetteville NC LLC	(Delaware)	(100%)
501 Fayetteville JV LLC	(Delaware)	(85%)
501 Fayetteville Owner LLC	(Delaware)	(100%)
REEP-MU SOUTH GRAHAM NC LLC	(Delaware)
401 SOUTH GRAHAM JV LLC	(Delaware)	(90%)
401 SOUTH GRAHAM OWNER LLC	(Delaware)
REEP-IND COMMERCE CITY CO LLC	(Delaware)
REEP-BRENNAN COMMERCE CITY JV LLC	(Delaware)
REEP-MF ART TOWER OR LLC	(Delaware)
REEP-WP ART TOWER JV LLC	(Delaware)
REEP-OFC Mass Ave MA LLC	(Delaware)
2015 DIL PORTFOLIO HOLDINGS LLC	(Delaware)	(NYLIC: 100%)
PA 180 KOST RD LLC	(Delaware)
2017 CT REO HOLDINGS LLC	(Delaware)	(NYLIC: 62.307692%; NYLIAC: 37.692308%)
Cortlandt Town Center LLC	(Delaware)
REEP-IND 10 WEST AZ LLC	(Delaware)
REEP-IND 4700 Nall TX LLC	(Delaware)
REEP-IND Aegean MA LLC	(Delaware)
REEP-IND Alpha TX LLC	(Delaware)
REEP-IND MCP VIII NC LLC	(Delaware)
REEP-IND CHINO CA LLC	(Delaware)
REEP-IND FREEDOM MA LLC	(Delaware)
REEP-IND Fridley MN LLC	(Minnesota)
REEP-IND Green Oaks IL LLC	(Delaware)
REEP-IND Kent LLC	(Delaware)
REEP-IND LYMAN MA LLC	(Delaware)
REEP- IND MCP II NC LLC	(Delaware)
REEP- IND MCP III NC LLC	(Delaware)
REEP- IND MCP IV NC LLC	(Delaware)
REEP- IND MCP V NC LLC	(Delaware)
REEP- IND MCP VII NC LLC	(Delaware)
REEP-INC MCP III OWNER NC LLC	(Delaware)
REEP-IND RTG NC LLC	(Delaware)
REEP-IND Simonton TX LLC	(Delaware)
REEP-IND Valley View TX LLC	(Delaware)
REEP-IND Valwood TX LLC	(Delaware)
REEP-MF 960 East Paces Ferry GA LLC	(Delaware)
REEP-MF 960 EPF Opco GA LLC	(Delaware)
REEP-MF Emblem DE LLC	(Delaware)
REEP-MF Gateway TAF UT LLC	(Delaware)	(NYLIC: 99%, NYLIAC: 1%)
REEP-WP Gateway TAB JV LLC	(Delaware)	(LLC: 99%, NYLIAC: 1%)
REEP-MF Issaquah WA LLC	(Delaware)
REEP-MF Mount Vernon GA LLC	(Delaware)
REEP-MF Mount Laurel NJ LLC	(Delaware)
REEP-MF NORTH PARK CA LLC	(Delaware)
REEP-MF AVERY TX LLC	(Delaware)
REEP-AVERY OWNER LLC	(Delaware)
REEP-MF Verde NC LLC	(Delaware)
REEP-MF Wallingford WA LLC	(Delaware)
REEP-OFC Bellevue WA LLC	(Delaware)
REEP-OFC WATER RIDGE NC HOLDCO LLC	(Delaware)
REEP-OFC ONE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TWO WATER RIDGE NC LLC	(Delaware)
REEP-OFC FOUR WATER RIDGE NC LLC	(Delaware)
REEP-OFC FIVE WATER RIDGE NC LLC	(Delaware)
REEP-OFC SIX WATER RIDGE NC LLC	(Delaware)
REEP-OFC SEVEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC EIGHT WATER RIDGE NC LLC	(Delaware)
REEP-OFC NINE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC ELEVEN WATER RIDGE NC LLC	(Delaware)
REEP-MF FOUNTAIN PLACE MN LLC	(Delaware)
REEP-MF FOUNTAIN PLACE LLC	(Delaware)
REEP-OFC 2300 Empire CA LLC	(Delaware)
REEP-IND 10 WEST II AZ LLC	(Delaware)
REEP-RTL Flemington NJ LLC	(Delaware)
REEP-RTL Mill Creek NJ LLC	(Delaware)
REEP TAB ONE LLC	(Delaware)
REEP TAF ONE LLC	(Delaware)
NJIND Raritan Center LLC	(Delaware)
NJIND Talmadge Road LLC	(Delaware)
NJIND Melrich Road LLC	(Delaware)
FP Building 18, LLC	(Delaware)
FP Building 19, LLC	(Delaware)
PTC Acquisitions, LLC	(Delaware)
Martingale Road LLC	(Delaware)
New York Life Funding	(Cayman Islands)[8]
New York Life Global Funding	(Delaware)[8]
NYL Equipment Issuance Trust 2014-2	(Delaware)[9]
Government Energy Savings Trust 2003-A (GEST)	(New York)[9]
UFI-NOR Federal Receivables Trust, Series 2009B	(New York)[9]
NYLARC Holding Company Inc.	(Arizona)[8]
New York Life Agents Reinsurance Company	(Arizona)[8]
JREP Fund Holdings I, L.P.	(Cayman Is.)	(12.5%)
Jaguar Real Estate Partners L.P.	(Cayman Is.)	(30.3%)
NYLIFE Office Holdings Member LLC	(Delaware)	(51%)
NYLIFE Office Holdings LLC	(Delaware)	(51%)
NYLIFE Office Holdings REIT LLC	(Delaware)
REEP-OFC DRAKES LANDING CA LLC	(Delaware)
REEP-OFC CORPORATE POINTE CA LLC	(Delaware)
REEP-OFC VON KARMAN CA LLC	(Delaware)
REEP-OFC ONE BOWDOIN SQUARE MA LLC	(Delaware)
REEP-OFC 525 N Tryon NC LLC	(Delaware)
525 Charlotte Office LLC	(Delaware)	(100%)
NYLIFE Office Holdings Acquisitions REIT LLC	(Delaware)
REEP OFC Westory DC LLC	(Delaware)

(+)

By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-4.

(*)

Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.

(†)

New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

1	NYL Cayman Holdings Ltd. owns 15.62%.
2	NYL Worldwide Capital Investment LLC owns 0.002%.
3	NYLIC owns 13.09%, NYLIAC owns 0.00%, and MacKay owns 0.17% for a total ownership of 13.26%.
4	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.
5	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.
6	Registered Managed Investment Scheme of which Ausbil Investment Management Limited is the sole Responsible Party.
7	Control of each CLO/CDO and other entities is pursuant to an investment management contract with NYLIM or affiliate, not through ownership of voting interests unless, otherwise, ownership noted.
8	Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.
9	Control is through financial interest, not ownership of voting interests.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of the date of this filing, sales of the policies have not commenced.

ITEM 28. INDEMNIFICATION

Article IX of the Amended and Restated By-Laws of New York Life Insurance and Annuity Corporation (“NYLIAC”) provides that NYLIAC shall indemnify and hold harmless (including the provision of a defense) certain persons to the fullest extent permitted by the Delaware General Corporation Law against all expenses, costs, judgments, penalties, fines, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amount paid in settlement) that any such person reasonably incurs or suffers if he/she is made party (or threatened to be made party) or is otherwise involved in a claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is (or was) a Director or officer of NYLIAC or was serving at NYLIAC’s request as a Director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Such persons also have the right to have NYLIAC pay the reasonable expenses (including reasonable attorneys’ fees) incurred in the defense of any proceedings in advance of their final disposition, subject to certain conditions. NYLIAC may also, to the extent authorized by its Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of NYLIAC.

Please refer to Article IX of the Amended and Restated By-Laws of NYLIAC (Exhibit No. (6)(e) hereto) for the full text of the indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I

NYLIAC Variable Universal Life Separate Account-I

NYLIAC MFA Separate Account-I

NYLIAC MFA Separate Account-II

NYLIAC Variable Annuity Separate Account-I

NYLIAC Variable Annuity Separate Account-II

NYLIAC Variable Annuity Separate Account-IV

NYLIAC VLI Separate Account

MainStay Funds Trust

The MainStay Funds

MainStay VP Funds Trust

(b) Directors and Officers.

The principal business address of each director and officer of NYLIFE Distributors LLC is 30 Hudson Street, Jersey City, NJ 07302.

Names of Directors and Officers	Positions and Offices with Underwriter
McLean, John	Chairman and Chief Executive Officer
Gardner, Robert M.	Manager
Harte, Francis M.	Manager, Senior Vice President
Lehneis, Kirk C.	Manager, Senior Managing Director
Akkerman, John W.	Senior Managing Director, MacKay Shields Institutional Sales
Berlin, Scott L.	Senior Vice President, Institutional Life
Cristallo, James J.	Senior Vice President, Retail Life
Hung, Yie-Hsin	Senior Vice President, New York Life Investment Management
Huang, Dylan W.	Senior Vice President, Retail Annuities
Virendra, Sonali	Senior Vice President, US Life & Agency
Barrack, Robert M.	Managing Director, GoldPoint Partners Institutional Sales
Sell, David S.	Managing Director, NYL Investors
Stringer, Christopher R.	Managing Director, Private Advisors Institutional Sales
Sullivan, Howard	Managing Director, Credit Value Partners Institutional Sales
Zimmerman, Jonathan H.	Managing Director, IndexIQ Institutional Sales
Bain, Karen A.	Vice President – Tax
Behrens, Dawn	Vice President, Institutional Life
Gomez, Mark A.	Vice President and General Counsel
Rhodehouse, Kevin G.	Vice President & Chief Compliance Officer
Rubin, Janis C.	Vice President, Institutional Life
Wickwire, Brian D.	Vice President, Controller & Chief Operating Officer
Essig, Daniel	Corporate Vice President, US Life & Agency Product Consulting
Herrera, Rafaela M.	Corporate Vice President, Compliance & Sales Material Review
Howard, Linda M.	Corporate Vice President, Compliance, Anti-Money Laundering Officer & Office of Foreign Assets Control Officer
Sharrier, Elizabeth A.	Corporate Vice President & Assistant Secretary
Hansen, Marta	Director, Chief Financial Officer, Principal Operations Officer & Treasurer
Meade, Colleen A.	Associate General Counsel and Secretary

(c) Commissions and Other Compensation

Name of Principal Underwriter	New Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
NYLIFE Distributors Inc.	-0-	-0-	-0-	-0-

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, New York, New York 10010; New York Life–Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and New York Life Investment Management LLC, State Street Bank, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

ITEM 31. MANAGEMENT SERVICES – Not applicable.

ITEM 32. UNDERTAKINGS – Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

New York Life Insurance and Annuity Corporation (“NYLIAC”), the sponsoring insurance company of NYLIAC Variable Annuity Separate Account-III, hereby represents that the fees and charges deducted under the annuities described in this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

SECTION 403(b) REPRESENTATIONS

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in New York, New York on October 9, 2020.

NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT - III (Registrant)

By:	/s/ Matthew Williams
Name: Matthew Williams
Title: Vice President

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION (Depositor)

By:	/s/ Matthew Williams
Name: Matthew Williams
Title: Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Christopher T. Ashe*	Director
David G. Bedard*	Director
Elizabeth K. Brill*	Director
Alexander I. M. Cook*	Director
Craig DeSanto*	Chairman of Board, Director
Eric A. Feldstein*	Director and Principal Financial Officer
Robert M. Gardner*	Director and Controller (Principal Accounting Officer)
Frank M. Harte*	Director
Thomas A. Hendry*	Director
Dylan W. Huang*	Director
Mark J. Madgett*	Director
Anthony R. Malloy*	Director
Theodore A. Mathas*	Chief Executive Officer (Principal Executive Officer)
Amy Miller*	Director
Joel M. Steinberg*	Director
Matthew D. Wion*	Director

By:	/s/ Matthew Williams
Matthew Williams
Attorney-in-Fact October 9, 2020

*	Pursuant to Powers of Attorney filed herewith.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(10)(b)	Powers of Attorney